 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 21, 1995

                                           SECURITIES ACT FILE NO. 33-63413
                                        INVESTMENT COMPANY ACT FILE NO. 811-5576
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM N-14
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


  [X] PRE-EFFECTIVE AMENDMENT NO. 1         [_] POST-EFFECTIVE AMENDMENT NO.

                        (CHECK APPROPRIATE BOX OR BOXES)

                               ----------------

                   MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                               ----------------

                                 (609) 282-2800
                        (AREA CODE AND TELEPHONE NUMBER)

                               ----------------

                             800 SCUDDERS MILL ROAD
                          PLAINSBORO, NEW JERSEY 08536
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:
                     NUMBER, STREET, CITY, STATE, ZIP CODE)

                               ----------------

                                 ARTHUR ZEIKEL
                   MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.
              800 SCUDDERS MILL ROAD, PLAINSBORO, NEW JERSEY 08536
          MAILING ADDRESS: BOX 9011, PRINCETON, NEW JERSEY 08543-9011
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                               ----------------

                                   COPIES TO:
     THOMAS R. SMITH, JR., ESQ.               MICHAEL J. HENNEWINKEL, ESQ.
            BROWN & WOOD                     MERRILL LYNCH ASSET MANAGEMENT
       ONE WORLD TRADE CENTER                    800 SCUDDERS MILL ROAD
    NEW YORK, NEW YORK 10048-0557               PLAINSBORO, NJ 08543-9011

                               ----------------

  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the Registration Statement becomes effective under the Securities Act of 1933.

                               ----------------

  No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940 pursuant to a registration statement on Form N-1A (File No. 33-22462). The notice required for such Rule for the Registrant's most recent fiscal year end was filed on December 28, 1994. Pursuant to Rule 429, this Registration Statement relates to shares previously registered on Form N-1A (File No. 33-22462).

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.

                             CROSS REFERENCE SHEET
            PURSUANT TO RULE 481(a) UNDER THE SECURITIES ACT OF 1933

 FORM N-14 ITEM NO.                    PROXY STATEMENT AND PROSPECTUS CAPTION
 ------------------                    --------------------------------------
 PART A
 Item  1. Beginning of
           Registration Statement
           and Outside Front Cover
           Page of Prospectus.....   Registration Statement Cover Page;
                                     Prospectus Cover Page
 Item  2. Beginning and Outside
           Back Cover Page of
           Prospectus.............   Table of Contents
 Item  3. Fee Table, Synopsis
           Information and Risk
           Factors................   Summary; Risk Factors and Special
                                      Considerations
 Item  4. Information About the
           Transaction............   Summary; The Reorganization
 Item  5. Information About the
           Registrant.............   Prospectus Cover Page; Summary; Comparison
                                      of the Funds; Additional Information
 Item  6. Information About the
           Company Being Acquired.   Prospectus Cover Page; Summary; Comparison
                                      of the Funds; Additional Information
 Item  7. Voting Information......   Notice of Special Meeting of Shareholders;
                                      Introduction; Summary; Comparison of the
                                      Funds; Information Concerning the Special
                                      Meeting; Additional Information
 Item  8. Interest of Certain
           Persons and Experts....   Not Applicable
 Item  9. Additional Information
           Required for Reoffering
           by Persons Deemed to be
           Underwriters...........   Not Applicable
 PART B
 Item 10. Cover Page..............   Cover Page
 Item 11. Table of Contents.......   Table of Contents
 Item 12. Additional Information
           About the Registrant...   General Information
 Item 13. Additional Information
           About the Company Being
           Acquired...............   General Information
 Item 14. Financial Statements....   Financial Statements

PART C
  Information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C to this Registration Statement.

                          MERRILL LYNCH BALANCED FUND
                      FOR INVESTMENT AND RETIREMENT, INC.
                                 P.O. BOX 9011
                        PRINCETON, NEW JERSEY 08543-9011

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON DECEMBER 21, 1995

TO THE SHAREHOLDERS OF MERRILL LYNCH BALANCED FUND
 FOR INVESTMENT AND RETIREMENT, INC.:

  NOTICE IS HEREBY GIVEN that a special meeting of shareholders (the "Meeting") of Merrill Lynch Balanced Fund for Investment and Retirement, Inc. ("Balanced Fund") will be held at the offices of Merrill Lynch Asset Management, L.P., 800 Scudders Mill Road, Plainsboro, New Jersey on December 21, 1995 at 9:00 A.M., New York time, for the following purposes:

    (1) To approve or disapprove an Agreement and Plan of Reorganization (the "Agreement and Plan of Reorganization") providing for the acquisition of substantially all of the assets of Balanced Fund by Merrill Lynch Global Allocation Fund, Inc. ("Global Allocation"), and the assumption of substantially all of the liabilities of Balanced Fund by Global Allocation, in exchange solely for an equal aggregate value of shares of Global Allocation. The Agreement and Plan of Reorganization also provides for distribution of such shares of Global Allocation to shareholders of Balanced Fund in liquidation of Balanced Fund. A vote in favor of this proposal will constitute a vote in favor of the liquidation and dissolution of Balanced Fund and a termination of its registration under the Investment Company Act of 1940, as amended; and

    (2) To transact such other business as properly may come before the Meeting or any adjournment thereof.

  The Board of Directors of Balanced Fund has fixed the close of business on October 31, 1995 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting or any adjournment thereof.

  A complete list of the shareholders of Balanced Fund entitled to vote at the Meeting will be available and open to the examination of any shareholders of Balanced Fund for any purpose germane to the Meeting during ordinary business hours from and after December 7, 1995 at the offices of Balanced Fund, 800 Scudders Mill Road, Plainsboro, New Jersey.

  You are cordially invited to attend the Meeting. Shareholders who do not expect to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the envelope provided for that purpose. The enclosed proxy is being solicited on behalf of the Board of Directors of Balanced Fund.

                                          By Order of the Board of Directors,

                                          JERRY WEISS
                                          Secretary

Plainsboro, New Jersey

Dated: November 21, 1995

                         PROXY STATEMENT AND PROSPECTUS

        MERRILL LYNCH BALANCED FUND FOR INVESTMENT AND RETIREMENT, INC.
                   MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.
                P.O. BOX 9011, PRINCETON, NEW JERSEY 08543-9011
                                 (609) 282-2800

                        SPECIAL MEETING OF SHAREHOLDERS
                               DECEMBER 21, 1995

  This Proxy Statement and Prospectus is furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Merrill Lynch Balanced Fund for Investment and Retirement, Inc., a Maryland corporation ("Balanced Fund"), for use at the Special Meeting of Shareholders of Balanced Fund (the "Meeting") called to approve or disapprove the proposed reorganization whereby Merrill Lynch Global Allocation Fund, Inc., a Maryland corporation ("Global Allocation"), will acquire substantially all of the assets, and will assume substantially all of the liabilities, of Balanced Fund, in exchange solely for an equal aggregate value of newly-issued shares of Global Allocation (the "Reorganization"). Immediately upon the receipt by Global Allocation of Balanced Fund's assets and the assumption by Global Allocation of Balanced Fund's liabilities, as described in the preceding sentence, Corresponding Shares (defined below) of Global Allocation will be distributed to Balanced Fund shareholders. Thereafter, Balanced Fund will terminate its registration under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and will dissolve in accordance with the laws of the State of Maryland.

  Holders of shares in Balanced Fund will receive shares of that class of shares of Global Allocation having the same letter designation (i.e., Class A, Class B, Class C or Class D) and the same distribution fees, account maintenance fees, and sales charges (including contingent deferred sales charges ("CDSCs")), if any (the "Corresponding Shares"), as the shares of Balanced Fund held by them immediately prior to the Reorganization. The aggregate net asset value of the Corresponding Shares of Global Allocation to be issued to the shareholders of Balanced Fund will equal the aggregate net asset value of the outstanding shares of Balanced Fund as set forth in the Agreement and Plan of Reorganization. Balanced Fund and Global Allocation sometimes are referred to herein collectively as the "Funds" and individually as a "Fund," as the context requires.

  This Proxy Statement and Prospectus serves as a prospectus of Global Allocation under the Securities Act of 1933, as amended (the "Securities Act"), in connection with the issuance of shares of Global Allocation to Balanced Fund pursuant to the terms of the Reorganization.

  Both Balanced Fund and Global Allocation are open-end management investment companies with similar, though not identical, investment objectives. Balanced Fund seeks to provide shareholders with as high a level of total investment return as is consistent with a reasonable and relatively low level of risk. Global Allocation seeks to provide a high total investment return, consistent with prudent risk. There can be no assurance that, after the Reorganization, Global Allocation will achieve its investment objective.

  The current prospectus relating to Global Allocation, dated February 27, 1995 (the "Global Allocation Prospectus"), and the current prospectus relating to Balanced Fund, dated January 31, 1995 (the "Balanced Fund Prospectus"), accompany this Proxy Statement and Prospectus and are incorporated herein by reference. A statement of additional information relating to Global Allocation, dated February 27, 1995 (the "Global Allocation Statement"), and a statement of additional information relating to Balanced Fund, dated January 31, 1995 (the "Balanced Fund Statement"), have been filed with the Securities and Exchange Commission. Such Statements may be obtained, without charge, by writing either Balanced Fund or Global Allocation at the address above, or by calling 1-800-456-4587, ext. 123.

                                ----------------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION,  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON  THE  ACCURACY  OR  ADEQUACY OF  THIS  PROXY  STATEMENT  AND
    PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------

  This Proxy Statement and Prospectus sets forth concisely the information about Global Allocation that shareholders of Balanced Fund should know before considering the Reorganization and should be retained for future reference. Balanced Fund has authorized the solicitation of proxies in connection with the Reorganization solely on the basis of this Proxy Statement and Prospectus and the accompanying documents.

  A statement of additional information relating to the Reorganization (the "Statement of Additional Information"), including historical financial statements of Balanced Fund and Global Allocation, is on file with the Securities and Exchange Commission. It is available from Global Allocation without charge, upon oral request by calling the toll free telephone number set forth above or upon written request by writing Global Allocation at its principal executive offices. The Statement of Additional Information, dated November 21, 1995, is incorporated by reference into this Proxy Statement and Prospectus.

  The address of the principal executive offices of both Balanced Fund and Global Allocation is 800 Scudders Mill Road, Plainsboro, New Jersey 08536, and the telephone number is (609) 282-2800.

                                ----------------

   THE DATE OF THIS PROXY STATEMENT AND PROSPECTUS IS NOVEMBER 21, 1995.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
INTRODUCTION..............................................................   3
SUMMARY...................................................................   3
RISK FACTORS AND SPECIAL CONSIDERATIONS...................................  11
COMPARISON OF THE FUNDS...................................................  13
  Financial Highlights....................................................  13
  Investment Objectives and Policies......................................  18
  Other Investment Policies...............................................  22
  Information Regarding Futures and Options Transactions..................  22
  Investment Restrictions.................................................  23
  Management..............................................................  23
  Purchase of Shares......................................................  24
  Redemption of Shares....................................................  24
  Performance.............................................................  25
  Voting Rights...........................................................  33
  Dividends and Distributions.............................................  34
  Tax Information.........................................................  34
  Portfolio Transactions..................................................  34
  Portfolio Turnover......................................................  34
  Additional Information..................................................  35
THE REORGANIZATION........................................................  36
  General.................................................................  36
  Procedure...............................................................  36
  Terms of the Agreement and Plan of Reorganization.......................  37
  Potential Benefits to Balanced Fund Shareholders as a Result of the Re-
   organization...........................................................  38
  Tax Consequences of the Reorganization..................................  39
  Capitalization..........................................................  40
INFORMATION CONCERNING THE SPECIAL MEETING................................  40
  Date, Time and Place of Meeting.........................................  40
  Solicitation, Revocation and Use of Proxies.............................  40
  Record Date and Outstanding Shares......................................  41
  Security Ownership of Certain Beneficial Owners and Management of Bal-
   anced Fund and Global Allocation.......................................  41
  Voting Rights and Required Vote.........................................  41
ADDITIONAL INFORMATION....................................................  42
LEGAL PROCEEDINGS.........................................................  42
LEGAL OPINIONS............................................................  42
EXPERTS...................................................................  43
SHAREHOLDER PROPOSALS.....................................................  43
EXHIBIT I-- AGREEMENT AND PLAN OF REORGANIZATION.......................... I-1

                                  INTRODUCTION

  This Proxy Statement and Prospectus is furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Balanced Fund for use at the Meeting to be held at the offices of Merrill Lynch Asset Management, L.P. ("MLAM"), 800 Scudders Mill Road, Plainsboro, New Jersey on December 21, 1995, at 9:00 A.M., New York time. The mailing address for Balanced Fund is P.O. Box 9011, Princeton, New Jersey 08543-9011. The approximate mailing date of this Proxy Statement and Prospectus is November 29, 1995.

  Any person giving a proxy may revoke it at any time prior to its exercise by executing a superseding proxy, by giving written notice of the revocation to the Secretary of Balanced Fund, at the address indicated above or by voting in person at the Meeting. All properly executed proxies received prior to the Meeting will be voted at the Meeting in accordance with the instructions marked thereon or otherwise as provided therein. Unless instructions to the contrary are marked, properly executed proxies will be voted "FOR" the proposal to approve the Agreement and Plan of Reorganization between Balanced Fund and Global Allocation (the "Agreement and Plan of Reorganization").

  Approval of the Agreement and Plan of Reorganization will require the affirmative vote of Balanced Fund shareholders representing a majority of the total number of votes entitled to be cast thereon. Shareholders will vote as a single class on the proposal to approve the Agreement and Plan of Reorganization. See "Information Concerning the Special Meeting."

  The Board of Directors of Balanced Fund knows of no business other than that discussed above which will be presented for consideration at the Meeting. If any other matter is properly presented, it is the intention of the persons named in the enclosed proxy to vote in accordance with their best judgment.

                                    SUMMARY

  The following is a summary of certain information contained elsewhere in this Proxy Statement and Prospectus (including documents incorporated by reference) and is qualified in its entirety by reference to the more complete information contained in this Proxy Statement and Prospectus and in the Agreement and Plan of Reorganization, attached hereto as Exhibit I.

  In this Proxy Statement and Prospectus, the term "Reorganization" refers collectively to the acquisition of substantially all of the assets and the assumption of substantially all of the liabilities of Balanced Fund by Global Allocation in exchange for the Corresponding Shares and the subsequent distribution of Corresponding Shares of Global Allocation to the shareholders of Balanced Fund.

THE REORGANIZATION

  At a special meeting of the Board of Directors of Balanced Fund held on September 29, 1995, the Board of Directors of Balanced Fund considered the proposal that Global Allocation acquire substantially all of the assets, and assume substantially all of the liabilities, of Balanced Fund in exchange solely for shares of Global Allocation to be distributed to the shareholders of Balanced Fund. The Board of Directors of Balanced Fund approved the Reorganization at the regular meeting of the Board held on October 13, 1995.

  Based upon their evaluation of all relevant information, the Directors of Balanced Fund have determined that the Reorganization will potentially benefit the shareholders of Balanced Fund. Specifically, after the Reorganization, Balanced Fund shareholders will remain invested in an open-end fund that has an investment objective similar to Balanced Fund, though not identical. In addition, although after the Reorganization, on a pro forma combined basis, Global Allocation will pay an advisory fee to MLAM at a higher annual effective rate than that currently paid by Balanced Fund, MLAM anticipates that Balanced Fund shareholders will nonetheless benefit from a reduced overall operating expense ratio as a result of certain economies of scale expected after the Reorganization. See "The Reorganization--Potential Benefits to Balanced Fund Shareholders as a Result of the Reorganization."

  The Board of Directors of Balanced Fund, including all of the Directors who are not "interested persons," as defined in the Investment Company Act, have determined that the Reorganization is in the best interests of Balanced Fund and that the interests of existing Balanced Fund shareholders will not be diluted as a result of effecting the Reorganization. If all requisite shareholder and regulatory approvals are obtained, it is anticipated that the Reorganization will occur as early as possible in calendar year 1996. However, the Reorganization may be postponed or abandoned under certain conditions. See "The Reorganization--Terms of the Agreement and Plan of Reorganization-- Postponement; Termination."

PRO FORMA FEE TABLES

  PRO FORMA FEE TABLE FOR CLASS A AND CLASS B SHAREHOLDERS OF BALANCED FUND,
                               GLOBAL ALLOCATION
            AND THE COMBINED FUND AS OF AUGUST 31, 1995 (UNAUDITED)

                                CLASS A SHARES (a)
                     -----------------------------------------
                                 ACTUAL
                     ------------------------------- PRO FORMA
                     BALANCED FUND GLOBAL ALLOCATION COMBINED
                     ------------- ----------------- ---------
SHAREHOLDER TRANS-
ACTION EXPENSES:
 Maximum Sales
 Charge Imposed on
 Purchases (as a
 percentage of of-
 fering price).....      5.25%(c)        5.25%(c)      5.25%(c)
 Sales Charge Im-
 posed on Dividend
 Reinvestments.....      None            None          None
 Deferred Sales
 Charge (as a per-
 centage of origi-       None(d)         None(d)       None(d)
 nal purchase price
 or redemption pro-
 ceeds, whichever
 is lower).........
 Exchange Fee......      None            None          None
ANNUAL FUND OPERAT-
ING EXPENSES (AS A
PERCENTAGE OF AVER-
AGE NET ASSETS):
 Investment Advi-
 sory Fees(e)......      0.64%           0.69%         0.69%
 12b-1 Fees(f):
 Account Mainte-
 nance Fees........      None            None          None
 Distribution
 Fees..............      None            None          None
 Other Expenses:
 Custodial Fees....       .02%            .04%          .03%
 Shareholder Ser-
 vicing Costs(g)...       .26%            .15%          .14%
 Other.............       .09%            .03%          .04%
                         ----            ----          ----
   Total Other Ex-        .37%            .22%          .21%
   penses..........      ----            ----          ----
Total Fund Operat-       1.01%            .91%          .90%
ing Expenses.......      ====            ====          ====
                                              CLASS B SHARES (b)
                     --------------------------------------------------------------------
                                        ACTUAL
                     ---------------------------------------------       PRO FORMA
                         BALANCED FUND        GLOBAL ALLOCATION           COMBINED
                     ---------------------- ---------------------- ----------------------
SHAREHOLDER TRANS-
ACTION EXPENSES:
 Maximum Sales
 Charge Imposed on
 Purchases (as a
 percentage of of-
 fering price).....           None                   None                   None
 Sales Charge Im-
 posed on Dividend
 Reinvestments.....           None                   None                   None
 Deferred Sales
 Charge (as a per-
 centage of origi-
 nal purchase price
 or redemption pro-
 ceeds, whichever
 is lower).........  4.0% during the first  4.0% during the first  4.0% during the first
 Exchange Fee......  year, decreasing 1.0%  year, decreasing 1.0%  year, decreasing 1.0%
                     annually thereafter to annually thereafter to annually thereafter to
                     0.0% after the fourth  0.0% after the fourth  0.0% after the fourth
                              year                   year                   year
                              None                   None                   None
ANNUAL FUND OPERAT-
ING EXPENSES (AS A
PERCENTAGE OF AVER-
AGE NET ASSETS):
 Investment Advi-
 sory Fees(e)......           0.64%                  0.69%                  0.69%
 12b-1 Fees(f):
 Account Mainte-
 nance Fees........           0.25%                  0.25%                  0.25%
 Distribution
 Fees..............           0.75%                  0.75%                  0.75%
                        (Class B shares        (Class B shares        (Class B shares
                       convert to Class D     convert to Class D     convert to Class D
                      shares automatically   shares automatically   shares automatically
                      after approximately    after approximately    after approximately
                     eight years and cease  eight years and cease  eight years and cease
                        being subject to       being subject to       being subject to
                       distribution fees)     distribution fees)     distribution fees)
 Other Expenses:
 Custodial Fees....            .02%                   .04%                   .03%
 Shareholder Ser-
 vicing Costs(g)...            .26%                   .15%                   .14%
 Other.............            .09%                   .03%                   .04%
                              ----                   ----                   ----
   Total Other Ex-             .37%                   .22%                   .21%
   penses..........           ----                   ----                   ----
Total Fund Operat-            2.01%                  1.91%                  1.90%
ing Expenses.......           ====                   ====                   ====

----
(a) Class A shares are sold to a limited group of investors including existing Class A shareholders, certain retirement plans and investment programs. See "Comparison of the Funds--Purchase of Shares."
(b) Class B shares convert to Class D shares automatically approximately eight years after initial purchase. See "Comparison of Funds--Purchase of Shares."
(c) Reduced for Class A purchases of $25,000 and over, and waived for purchases by certain retirement plans in connection with certain investment programs. Purchases of $1,000,000 or more may not be subject to an initial sales charge. See "Comparison of the Funds--Purchase of Shares."
(d) Class A shares are not subject to a CDSC, except that certain purchases of $1,000,000 or more which may not be subject to an initial sales charge will instead be subject to a CDSC of 1.0% of amounts redeemed within the first year of purchase.
(e) See "Comparison of the Funds--Management."
(f) See "Comparison of the Funds--Purchase of Shares."
(g) See "Comparison of the Funds--Additional Information--Transfer Agent, Dividend Disbursing Agent and Registrar."

  PRO FORMA FEE TABLE FOR CLASS C AND CLASS D SHAREHOLDERS OF BALANCED FUND,
                               GLOBAL ALLOCATION
            AND THE COMBINED FUND AS OF AUGUST 31, 1995 (UNAUDITED)

                                      CLASS C SHARES                            CLASS D SHARES
                         ----------------------------------------- -----------------------------------------
                                     ACTUAL                                    ACTUAL
                         ------------------------------- PRO FORMA ------------------------------- PRO FORMA
                         BALANCED FUND GLOBAL ALLOCATION COMBINED  BALANCED FUND GLOBAL ALLOCATION COMBINED
                         ------------- ----------------- --------- ------------- ----------------- ---------
SHAREHOLDER TRANSACTION
EXPENSES:
 Maximum Sales Charge
 Imposed on Purchases
 (as a percentage of
 offering price)........     None            None          None        5.25%(a)        5.25%(a)      5.25%(a)
 Sales Charge Imposed on
 Dividend Reinvestments.     None            None          None        None            None          None
 Deferred Sales Charge
 (as a percentage of
 original purchase price
 or redemption proceeds,   1.0% for        1.0% for      1.0% for
 whichever is lower)....   one year        one year      one year      None(b)         None(b)       None(b)
 Exchange Fee...........     None            None          None        None            None          None
ANNUAL FUND OPERATING
EXPENSES (AS A
PERCENTAGE OF AVERAGE
NET ASSETS)
 Investment Advisory
 Fees(c)................     0.64%           0.69%         0.69%       0.64%           0.69%         0.69%
 12b-1 Fees(d):
 Account Maintenance
 Fees...................     0.25%           0.25%         0.25%       0.25%           0.25%         0.25%
 Distribution Fees......     0.75%           0.75%         0.75%       None            None          None
 Other Expenses
 Custodial Fees.........      .02%            .04%          .03%        .02%            .04%          .03%
 Shareholder Servicing
 Costs(e)...............      .26%            .15%          .14%        .26%            .15%          .14%
 Other..................      .09%            .03%          .04%        .09%            .03%          .04%
                             ----            ----          ----        ----            ----          ----
   Total Other Expenses.      .37%            .22%          .21%        .37%            .22%          .21%
                             ----            ----          ----        ----            ----          ----
   Total Fund Operating      2.01%           1.91%         1.90%       1.26%           1.16%         1.15%
   Expenses.............     ====            ====          ====        ====            ====          ====

----
(a) Reduced for Class D purchases of $25,000 and over. Like Class A purchases, certain Class D purchases of $1,000,000 or more may not be subject to an initial sales charge. See "Comparison of the Funds--Purchase of Shares."

(b) Like Class A shares, Class D shares are not subject to a CDSC, except that purchases of $1,000,000 or more which may not be subject to an initial sales charge will instead be subject to a CDSC of 1.0% of amounts redeemed within the first year of purchase.
(c) See "Comparison of the Funds--Management."
(d) See "Comparison of the Funds--Purchase of Shares."
(e) See "Comparison of the Funds--Additional Information--Transfer Agent, Dividend Disbursing Agent and Registrar."

EXAMPLE:

  CUMULATIVE EXPENSES PAID ON CLASS A, CLASS B, CLASS C AND CLASS D SHARES FOR
                             THE PERIODS INDICATED:

                           CLASS A SHARES                  CLASS B SHARES                  CLASS C SHARES
                   ------------------------------- ------------------------------- -------------------------------
                   1 YEAR 3 YEARS 5 YEARS 10 YEARS 1 YEAR 3 YEARS 5 YEARS 10 YEARS 1 YEAR 3 YEARS 5 YEARS 10 YEARS
                   ------ ------- ------- -------- ------ ------- ------- -------- ------ ------- ------- --------
An investor would
pay the following
expenses on a
$1,000 invest-
ment, including
the maximum sales
load of $52.50
(Class A and
Class D shares
only) and assum-
ing (1) the Total
Fund Operating
Expenses set
forth above for
the relevant
fund, (2) a 5%
annual return
throughout the
periods and (3)
redemption at the
end of the peri-
od:
 Balanced Fund...   $62     $83    $105     $170    $60     $83    $108     $214*   $30     $63    $108     $234
 Global Alloca-
 tion............    61      80     100      159     59      80     103      204*    29      60     103      223
 Combined Fund+..    61      80     100      157     59      80     103      203*    29      60     103      222
An investor would
pay the following
expenses on the
same $1,000
investment
assuming no
redemption at the
end of the
period:
 Balanced Fund...   $62     $83    $105     $170    $20     $63    $108     $214*   $20     $63    $108     $234
 Global Alloca-
 tion............    61      80     100      159     19      60     103      204*    19      60     103      223
 Combined Fund+..    61      80     100      157     19      60     103      203*    19      60     103      222
                           CLASS D SHARES
                   -------------------------------
                   1 YEAR 3 YEARS 5 YEARS 10 YEARS
                   ------ ------- ------- --------
An investor would
pay the following
expenses on a
$1,000 invest-
ment, including
the maximum sales
load of $52.50
(Class A and
Class D shares
only) and assum-
ing (1) the Total
Fund Operating
Expenses set
forth above for
the relevant
fund, (2) a 5%
annual return
throughout the
periods and (3)
redemption at the
end of the peri-
od:
 Balanced Fund...   $65     $90    $118     $197
 Global Alloca-
 tion............    64      87     113      186
 Combined Fund+..    64      87     112      185
An investor would
pay the following
expenses on the
same $1,000
investment
assuming no
redemption at the
end of the
period:
 Balanced Fund...   $65     $90    $118     $197
 Global Alloca-
 tion............    64      87     113      186
 Combined Fund+..    64      87     112      185

----
* Assumes conversion of Class B shares to Class D shares approximately eight years after purchase.
+ Assuming the Reorganization had taken place on August 31, 1995.

  The foregoing Fee Tables are intended to assist investors in understanding the costs and expenses that a Balanced Fund or Global Allocation shareholder will bear directly or indirectly as compared to the costs and expenses that would be borne by such investors taking into account the Reorganization. The Examples set forth above assume reinvestment of all dividends and distributions and utilize a 5% annual rate of return as mandated by Securities and Exchange Commission regulations. THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR ANNUAL RATES OF RETURN, AND ACTUAL EXPENSES OR ANNUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE ASSUMED FOR PURPOSES OF THE EXAMPLES. See "Summary," "The Reorganization--Potential Benefits to Balanced Fund Shareholders as a Result of the Reorganization," "Comparison of the Funds--Management," "--Purchase of Shares" and "--Redemption of Shares."

BUSINESS OF BALANCED FUND
                               Balanced Fund was incorporated under the laws of the State of Maryland on May 21, 1984 and commenced operations on November 29, 1985. Balanced Fund is a diversified, open-end management investment company.

                               As of October 31, 1995, Balanced Fund had net assets of approximately $635,037,364.

BUSINESS OF GLOBAL             Global Allocation was incorporated under the
 ALLOCATION                    laws of the State of Maryland on June 9, 1988
                               and commenced operations on February 3, 1989.
                               Global Allocation is a non-diversified, open-end management investment company.

                               As of October 31, 1995, Global Allocation had net assets of approximately $8,535,190,459.

COMPARISON OF THE FUNDS        Investment Objectives. Balanced Fund's
                               investment objective is to provide shareholders with as high a level of total investment return as is consistent with a reasonable and relatively low level of risk. Global
                               Allocation's investment objective is to seek a high total investment return, consistent with prudent risk.

                               Investment Policies. Balanced Fund seeks to achieve its objective through a policy of investing in common stocks and other types of securities, including fixed income securities and convertible securities. Global Allocation seeks to achieve its objective through a fully-managed investment policy utilizing United States and foreign equity, debt and money market securities, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.

                               In seeking to achieve its investment objective in the equity markets, Balanced Fund invests primarily in high quality large capitalization stocks; Global Allocation seeks to identify the securities of companies and industry sectors which are expected to provide high total return relative to alternative equity investments. Generally, Balanced Fund's fixed income investments must be rated "AA" or better by Standard & Poor's Ratings Group ("S&P") or "Aa" or better by Moody's Investors Service, Inc. ("Moody's"); Global Allocation generally may invest in securities rated "BBB" or better by S&P or "Baa" or better by Moody's, as well as in high yield/high risk bonds (commonly known as "junk bonds"). Each Fund may invest in foreign securities. However, Balanced Fund's investment in foreign securities is limited to 20% of total assets, while Global Allocation may invest an unlimited percentage of its assets in foreign securities. In addition, although many investment techniques employed by the Funds are identical, Global Allocation may employ certain techniques that Balanced Fund may not use (e.g., writing covered put options and purchasing call options). See "Comparison of the Funds--Investment Objectives and Policies."

                               Advisory Fees. The investment adviser for both Balanced Fund and Global Allocation is MLAM. MLAM is responsible for the management of each Fund's investment portfolio and for providing administrative services to each Fund.

                               The portfolio manager of Balanced Fund is Denis
                               B. Cummings. Bryan N. Ison serves as portfolio manager of Global Allocation.

                               Pursuant to separate investment advisory agreements with MLAM, each Fund pays MLAM a monthly fee. Balanced Fund pays MLAM a monthly fee based on the following annual rates: 0.65% of average daily net assets not exceeding $500 million; 0.60% of average daily net assets exceeding $500 million but not exceeding $1.5 billion; 0.55% of average daily net assets exceeding $1.5 billion but not exceeding $2.5 billion; 0.50% of average daily net assets exceeding $2.5 billion but not exceeding $3.5 billion; and 0.45% of average daily net assets exceeding $3.5 billion. Global Allocation's investment advisory agreement with MLAM provides that the Fund will pay MLAM a monthly fee at the annual rate of 0.75% of average daily net assets, a higher annual rate than that paid by Balanced Fund. However, MLAM has agreed to waive a portion of its management fee payable by Global Allocation so that such fee is equal to 0.75% of average daily net assets not exceeding $2.5 billion; 0.70% of average daily net assets exceeding $2.5 billion but not exceeding $5.0 billion; 0.65% of average daily net assets exceeding $5.0 billion but not exceeding $7.5 billion; 0.625% of average daily net assets exceeding $7.5 billion but not exceeding $10 billion; and 0.60% of average daily net assets exceeding $10 billion. Based on the pro forma combined net assets of the Funds at August 31, 1995, the effective annual advisory fee payable by Global Allocation after the Reorganization would be 0.69%, as compared to 0.64% for Balanced Fund at that date. See "Summary--Pro Forma Fee Tables" and "Comparison of the Funds--Management."

                               MLAM has retained Merrill Lynch Asset
                               Management U.K. Limited ("MLAM U.K.") as sub-adviser to Global Allocation. Pursuant to a sub-advisory agreement between MLAM and MLAM U.K. with respect to Global Allocation, MLAM pays MLAM U.K. a fee computed at the rate of 0.10% of the average daily net assets of Global Allocation for providing investment advisory services to MLAM with respect to Global Allocation. Balanced Fund has no sub-adviser.

                               Class Structure. Like Balanced Fund, Global
                               Allocation offers four classes of shares under the Merrill Lynch Select Pricing SM System. The Class A, Class B, Class C and Class D shares issued by Global Allocation are identical in all respects to the Class A, Class B, Class C and Class D shares issued by Balanced Fund, except that they represent ownership interests in a different investment portfolio. See "Comparison of the Funds--Purchase of Shares."

                               Overall Expense Ratio. The overall operating expense ratio as of August 31, 1995 was 1.01% for Balanced Fund and 0.91% for Global Allocation. If the Reorganization had taken place on August 31, 1995, the overall operating expense ratio for the combined Funds on a pro forma basis would have been 0.90%.

                               The foregoing expense ratios do not take into account class specific expenses resulting from distribution and account maintenance of the Class A, Class B, Class C or Class D shares. See, "Summary--Pro Forma Fee Tables."

                               Purchase of Shares. Shares of Global Allocation are offered continuously for sale to the public in exactly the same manner as shares of Balanced Fund. See "Comparison of the Funds-- Purchase of Shares."

                               Redemption of Shares. The redemption procedures for shares of Global Allocation are the same as the redemption procedures for shares of Balanced Fund. For purposes of computing any CDSC that may be payable upon disposition of Corresponding Shares of Global Allocation acquired by Balanced Fund shareholders in the Reorganization, the holding period of Balanced Fund shares outstanding on the date the Reorganization takes place will be "tacked" onto the holding period of the Corresponding Shares of Global Allocation acquired in the Reorganization. See "Comparison of the Funds-- Redemption of Shares."

                               Dividends and Distributions. Balanced Fund's policies with respect to dividends and distributions are identical to those of Global Allocation, except that Balanced Fund is required to pay dividends from net investment income semi-annually, while Global Allocation is required to pay dividends from net investment income at least annually. As a matter of practice, however, Global Allocation has consistently paid dividends from net investment income semi-annually since its inception. See "Comparison of the Funds-- Dividends and Distributions."

                               Net Asset Value. Both Balanced Fund and Global Allocation determine net asset value of each class of its shares once daily 15 minutes after the close of business on the New York Stock Exchange (generally, 4:00 p.m. New York time), on each day during which the New York Stock Exchange is open for trading. Both Funds compute net asset value per share in the same manner. See "Comparison of the Funds-- Additional Information--Net Asset Value."

                               Other Significant Considerations. Shareholder services, including exchange privileges, available to Balanced Fund and Global Allocation shareholders are identical. See "Comparison of the Funds--Additional Information--Shareholder Services."

TAX CONSIDERATIONS             Balanced Fund and Global Allocation jointly
                               have requested a private letter ruling from the Internal Revenue Service ("IRS") with respect to the Reorganization. The consummation of the Reorganization is subject to the receipt of such ruling to the effect that, among other things, neither Balanced Fund nor Global
                               Allocation will recognize gain or loss on the transaction, and no shareholder of either Fund will recognize taxable gain or loss upon the issuance of Corresponding Shares of Global
                               Allocation to shareholders of Balanced Fund in the Reorganization. The Reorganization will not affect the status of Global Allocation as a regulated investment company. See "The
                               Reorganization--Tax Consequences of the
                               Reorganization."

                    RISK FACTORS AND SPECIAL CONSIDERATIONS

  Many of the investment risks associated with an investment in Global Allocation are substantially the same as those of Balanced Fund. A discussion of certain principal differences in risks, as a result of the differing techniques utilized by Balanced Fund and Global Allocation (described in "Comparison of the Funds--Investment Objectives and Policies") follows. As a result of these differences, an investment in Global Allocation may be subject to greater risk than an investment in Balanced Fund.

  Investments in Foreign and Emerging Markets. There are no restrictions on the percentage of Global Allocation's total assets that may be invested in foreign securities. Balanced Fund may not invest more than 20% of its total assets in foreign securities. Therefore, the risks of investing in foreign securities may be more pronounced for Global Allocation than for Balanced Fund. Foreign companies are not generally subject to uniform accounting, auditing and financial standards and requirements comparable to those applicable to U.S. companies. Foreign securities exchanges, brokers and listed companies may be subject to less government supervision and regulation than exists in the United States. Dividend and interest income may be subject to withholding and other foreign taxes which may adversely affect the net return on such investments. In addition, with respect to certain countries, there are risks of expropriation, confiscatory taxation, political or social instability or diplomatic developments which could affect assets of a Fund held in foreign countries.

  There may be less publicly available information about a foreign company than a U.S. company. Foreign securities markets may have substantially less volume than U.S. securities markets and some foreign company securities are less liquid and more volatile than comparable securities of U.S. companies. A portfolio of foreign securities may also be adversely affected by fluctuations in the rates of exchange between the currencies of different nations and by exchange control regulations. Foreign markets also have different clearance and settlement procedures, and in certain markets there have been times when settlements have failed to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. Delays in settlement could result in temporary periods when assets of the Fund are uninvested and no return is earned thereon. The inability of a Fund to make intended securities purchases due to settlement problems could cause the Fund to miss attractive investment opportunities. Inability to dispose of a portfolio security due to settlement problems could result either in losses to a Fund due to subsequent declines in value of such portfolio security or, if the Fund has entered into a contract to sell the security, could result in possible liability to the purchaser.

  In addition, the operating expense ratios of Global Allocation and Balanced Fund can be expected to be higher than that of investment companies investing exclusively in U.S. securities because expenses of Funds, such as custodial costs, are higher. To the extent Global Allocation may invest more of its assets in foreign securities than does Balanced Fund, its operating expenses directly related to such investments may, as a result, be higher than those of Balanced Fund.

  Fixed Income Securities. Securities rated in the top four ratings categories by either Moody's or S&P (i.e., rated Aaa, Aa, A or Baa by Moody's or AAA, AA, A or BBB by S&P) are considered to be "investment grade." Global Allocation is authorized to invest in debt securities of governmental issuers and of corporate issuers, including convertible debt securities, which are rated BBB or better by S&P or Baa or better by Moody's or in unrated securities which, in MLAM's judgment, possess similar credit characteristics. Balanced Fund may only invest in fixed income securities rated Aa or better by Moody's or AA or better by S&P, or determined by MLAM to be of comparable quality. Although debt securities ranked in the fourth highest rating category by either S&P or Moody's are considered to be investment grade, they have more speculative characteristics and are more likely to be downgraded than securities rated in the three highest rating categories.

  Global Allocation is also authorized to invest up to 35% of its portfolio in fixed income securities of governmental issuers and of corporate issuers rated below investment grade by a nationally recognized statistical rating organization or in unrated securities which, in MLAM's judgment, possess similar credit characteristics ("high yield" or "junk" bonds). Balanced Fund may not invest in high yield bonds. Investment in high yield bonds involves substantial risk. These securities are predominantly speculative with respect to capacity to pay interest and to repay principal in accordance with the terms of the security and generally involve greater volatility of price than securities in higher ratings categories. See "Comparison of the Funds--Investment Objectives and Policies--Risks Associated with Investments in Certain Fixed Income Securities."

  It is anticipated that, except under unusual circumstances, Balanced Fund will maintain at least 25% of the value of its assets in fixed income senior securities. Global Allocation has no policy specifying that a percentage of its assets must be invested in fixed income senior securities.

  Non-Diversified Status. Balanced Fund is organized as a diversified investment company. Global Allocation is organized as a non-diversified investment company. As a non-diversified investment company, Global Allocation is not subject to the general limitation of diversified companies that, with respect to 75% of its assets, it not invest more than 5% of its total assets in the securities of any one issuer (excluding U.S. Government securities) or purchase more than 10% of the voting securities of any one issuer (excluding U.S. Government securities). To the extent Global Allocation may therefore make additional investments in excess of 5% of its assets in particular issuers or take greater than 10% voting positions in particular issuers, its exposure to credit and market risks associated with such issuers may be greater than that to which a more widely diversified fund such as Balanced Fund would be subject. However, Global Allocation's investments will be limited so as to qualify for the special tax treatment afforded "regulated investment companies" under the Internal Revenue Code of 1986, as amended (the "Code"). See "Comparison of the Funds--Other Investment Policies."

                            COMPARISON OF THE FUNDS

FINANCIAL HIGHLIGHTS

  Global Allocation. The financial information in the table below, except for the nine months ended July 31, 1995 which is unaudited and has been provided by MLAM, has been audited in conjunction with the annual audit of the financial statements of the Fund by Deloitte & Touche LLP, independent auditors.

  The following per share data and ratios have been derived from information provided in the financial statements.

                                                      CLASS A
                   ----------------------------------------------------------------------------------
                       FOR THE
                     NINE MONTHS          FOR THE YEAR ENDED OCTOBER 31,
                        ENDED      ------------------------------------------------   FOR THE PERIOD
                   JULY 31, 1995++                                                    FEB. 3, 1989+
                     (UNAUDITED)      1994       1993      1992     1991     1990    TO OCT. 31, 1989
                   --------------- ----------  --------  --------  -------  -------  ----------------
INCREASE
(DECREASE) IN NET
ASSET VALUE:
PER SHARE
OPERATING
PERFORMANCE:
Net asset value,
beginning of
period...........    $    13.07    $    13.52  $  11.92  $  12.16  $ 10.37  $ 10.79      $ 10.00
                     ----------    ----------  --------  --------  -------  -------      -------
 Investment
 income--net.....           .60           .60       .39       .36      .55      .60          .45
 Realized and
 unrealized gain
 (loss) on
 investments and
 foreign currency
 transactions--
 net.............           .90          (.31)     2.14       .89     2.24     (.16)         .48
                     ----------    ----------  --------  --------  -------  -------      -------
Total from
investment
operations.......          1.50           .29      2.53      1.25     2.79      .44          .93
                     ----------    ----------  --------  --------  -------  -------      -------
Less dividends
and
distributions:
 Investment
 income--net.....          (.39)         (.51)     (.81)     (.89)    (.45)    (.66)        (.14)
 Realized gain on
 investments--
 net.............          (.30)         (.23)     (.12)     (.60)    (.55)    (.20)         --
                     ----------    ----------  --------  --------  -------  -------      -------
Total dividends
and
distributions....          (.69)         (.74)     (.93)    (1.49)   (1.00)    (.86)        (.14)
                     ----------    ----------  --------  --------  -------  -------      -------
Net asset value,
end of period....    $    13.88    $    13.07  $  13.52  $  11.92  $ 12.16  $ 10.37      $ 10.79
                     ==========    ==========  ========  ========  =======  =======      =======
TOTAL INVESTMENT
RETURN:**
Based on net
asset value per
share............         12.15++        2.14%    22.61%    11.78%   28.89%    3.91%        9.34%++
                     ==========    ==========  ========  ========  =======  =======      =======
RATIOS TO AVERAGE
NET ASSETS:
Expenses,
excluding account
maintenance and
distribution
fees.............           .90%*         .89%      .93%     1.07%    1.29%    1.29%        1.37%*
                     ==========    ==========  ========  ========  =======  =======      =======
Expenses.........           .90%*         .89%      .93%     1.07%    1.29%    1.29%        1.37%*
                     ==========    ==========  ========  ========  =======  =======      =======
Investment
income--net......          6.22%*        4.60%     3.90%    10.82%    8.96%    4.37%        5.31%*
                     ==========    ==========  ========  ========  =======  =======      =======
SUPPLEMENTAL
DATA:
Net assets, end
of period (in
thousands).......    $1,472,359    $1,357,906  $917,806  $245,839  $72,702  $49,691      $47,172
                     ==========    ==========  ========  ========  =======  =======      =======
Portfolio
turnover.........         27.84%        57.04%    50.35%    59.56%   81.21%  129.51%       88.59%
                     ==========    ==========  ========  ========  =======  =======      =======
                                                        CLASS B
                   ---------------------------------------------------------------------------------------
                       FOR THE
                     NINE MONTHS             FOR THE YEAR ENDED OCTOBER 31,
                        ENDED       -----------------------------------------------------  FOR THE PERIOD
                   JULY 31, 1995++                                                         FEB. 3, 1989+
                     (UNAUDITED)       1994        1993       1992      1991      1990    TO OCT. 31, 1989
                   ---------------- ----------- ----------- --------- --------- --------- ----------------
INCREASE
(DECREASE) IN NET
ASSET VALUE:
PER SHARE
OPERATING
PERFORMANCE:
Net asset value,
beginning of
period...........    $    12.91     $    13.38  $    11.83  $  12.10  $  10.33  $  10.73      $  10.00
                   ---------------- ----------- ----------- --------- --------- --------- ----------------
 Investment
 income--net.....           .49            .46         .28       .22       .44       .49           .38
 Realized and
 unrealized gain
 (loss) on
 investments and
 foreign currency
 transactions--
 net.............           .88           (.31)       2.11       .91      2.22      (.16)          .47
                   ---------------- ----------- ----------- --------- --------- --------- ----------------
Total from
investment
operations.......          1.37            .15        2.39      1.13      2.66       .33           .85
                   ---------------- ----------- ----------- --------- --------- --------- ----------------
Less dividends
and
distributions:
 Investment
 income--net.....          (.26)          (.39)       (.72)     (.80)     (.34)     (.53)         (.12)
 Realized gain on
 investments--
 net.............          (.30)          (.23)       (.12)     (.60)     (.55)     (.20)          --
                   ---------------- ----------- ----------- --------- --------- --------- ----------------
Total dividends
and
distributions....          (.56)          (.62)       (.84)    (1.40)     (.89)     (.73)         (.12)
                   ---------------- ----------- ----------- --------- --------- --------- ----------------
Net asset value,
end of period....    $    13.72     $    12.91  $    13.38  $  11.83  $  12.10  $  10.33      $  10.73
                   ================ =========== =========== ========= ========= ========= ================
TOTAL INVESTMENT
RETURN:**
Based on net
asset value per
share............         11.19%++        1.13%      21.42%    10.64%    27.48%     2.93%         8.50%++
                   ================ =========== =========== ========= ========= ========= ================
RATIOS TO AVERAGE
NET ASSETS:
Expenses,
excluding account
maintenance and
distribution
fees.............           .92%*          .91%        .95%     1.09%     1.31%     1.31%         1.40%*
                   ================ =========== =========== ========= ========= ========= ================
Expenses.........          1.92%*         1.91%       1.95%     2.09%     2.31%     2.31%         2.40%*
                   ================ =========== =========== ========= ========= ========= ================
Investment
income--net......          5.19%*         3.58%       2.87%    11.95%     7.98%     3.35%         4.29%*
                   ================ =========== =========== ========= ========= ========= ================
SUPPLEMENTAL
DATA:
Net assets, end
of period (in
thousands).......    $6,568,795     $6,457,130  $4,299,545  $958,949  $161,328  $115,682      $113,649
                   ================ =========== =========== ========= ========= ========= ================
Portfolio
turnover.........         27.84%         57.04%      50.35%    59.56%    81.21%   129.51%        88.59%
                   ================ =========== =========== ========= ========= ========= ================

----
 + Commencement of Operations.
++ Aggregate total investment return.
 * Annualized.
** Total investment returns exclude the effects of sales loads.
 ++Based on average outstanding shares during the period.

              GLOBAL ALLOCATION--FINANCIAL HIGHLIGHTS (CONCLUDED)

  The following per share data and ratios have been derived from information provided in the financial statements.

                                       CLASS C                           CLASS D
                          --------------------------------- ---------------------------------
                           FOR THE NINE                      FOR THE NINE
                           MONTHS ENDED    FOR THE PERIOD    MONTHS ENDED    FOR THE PERIOD
                          JULY 31, 1995++  OCT. 21, 1994+   JULY 31, 1995++  OCT. 21, 1994+
                            (UNAUDITED)    TO OCT. 31, 1994   (UNAUDITED)    TO OCT. 31, 1994
                          --------------- ----------------- --------------- -----------------
INCREASE (DECREASE) IN
 NET ASSET VALUE:
PER SHARE OPERATING PER-
 FORMANCE:
Net asset value, begin-
 ning of period.........      $ 12.91          $12.91          $  13.08          $13.07
                              -------          ------          --------          ------
 Investment income--net.          .50             .01               .59             .01
 Realized and unrealized
  gain (loss) on
  investments and
  foreign currency
  transactions--net.....          .87            (.01)              .87              --
                              -------          ------          --------          ------
Total from investment
 operations.............         1.37              --              1.46             .01
                              -------          ------          --------          ------
Less dividends and dis-
 tributions:
 Investment income--net.         (.33)             --              (.37)             --
 Realized gain on in-
  vestments--net........         (.30)             --              (.30)             --
                              -------          ------          --------          ------
Total dividends and dis-
 tributions.............         (.63)             --              (.67)             --
                              -------          ------          --------          ------
Net asset value, end of
 period.................      $ 13.65          $12.91          $  13.87          $13.08
                              =======          ======          ========          ======
TOTAL INVESTMENT RE-
 TURN:**
Based on net asset value
 per share..............        11.22%++          .00%++          11.85%++          .08%++
                              =======          ======          ========          ======
RATIOS TO AVERAGE NET
 ASSETS:
Expenses, excluding ac-
 count maintenance and
 distribution fees......          .94%*          1.44%*             .90%*          1.44%*
                              =======          ======          ========          ======
Expenses................         1.94%*          2.44%*            1.15%*          1.69%*
                              =======          ======          ========          ======
Investment income--net..         5.16%*          3.71%*            5.95%*          4.46%*
                              =======          ======          ========          ======
SUPPLEMENTAL DATA:
Net assets, end of pe-
 riod (in thousands)....      $73,767          $7,347          $213,093          $4,968
                              =======          ======          ========          ======
Portfolio turnover......        27.84%          57.04%            27.84%          57.04%
                              =======          ======          ========          ======

--------
 + Commencement of Operations.
++ Aggregate total investment return.
 * Annualized.
** Total investment returns exclude the effects of sales loads.
 ++Based on average shares outstanding during the period.

  Balanced Fund. The financial information in the table below has been audited in conjunction with the annual audit of the financial statements of the Fund by Deloitte & Touche LLP, independent auditors.

  The following per share data and ratios have been derived from information provided in the financial statements.

                                                      CLASS A
                          ----------------------------------------------------------------------
                                 FOR THE YEAR ENDED SEPTEMBER 30,               FOR THE PERIOD
                          ---------------------------------------------------   OCT. 27, 1988+
                          1995++   1994++    1993     1992     1991     1990   TO SEPT. 30, 1989
                          -------  -------  -------  -------  -------  ------  -----------------
INCREASE (DECREASE) IN
 NET ASSET VALUE:
PER SHARE OPERATING PER-
 FORMANCE:
Net asset value, begin-
 ning of period.........  $ 11.67  $ 13.02  $ 12.57  $ 11.94  $ 10.61  $11.93       $11.18
                          -------  -------  -------  -------  -------  ------       ------
 Investment income--net.      .32      .32      .43      .47      .70     .64          .24
 Realized and unrealized
  gain (loss) on invest-
  ments and foreign cur-
  rency transac-
  tions(1)--net.........      .88     (.07)    1.29      .61     1.63   (1.41)        1.42
                          -------  -------  -------  -------  -------  ------       ------
Total from investment
 operations.............     1.20      .25     1.72     1.08     2.33    (.77)        1.66
                          -------  -------  -------  -------  -------  ------       ------
Less dividends and dis-
 tributions:
 Investment income--net.     (.34)    (.37)    (.39)    (.45)    (.62)   (.55)        (.90)
 Realized gain on in-
  vestments--net........     (.97)   (1.23)    (.88)     --      (.38)    --          (.01)
                          -------  -------  -------  -------  -------  ------       ------
Total dividends and dis-
 tributions.............    (1.31)   (1.60)   (1.27)    (.45)   (1.00)   (.55)        (.91)
                          -------  -------  -------  -------  -------  ------       ------
Net asset value, end of
 period.................  $ 11.56  $ 11.67  $ 13.02  $ 12.57  $ 11.94  $10.61       $11.93
                          =======  =======  =======  =======  =======  ======       ======
TOTAL INVESTMENT RE-
 TURN:**
Based on net asset value
 per share..............    11.86%    1.81%   14.62%    9.23%   23.14% (6.86)%       15.54%++
                          =======  =======  =======  =======  =======  ======       ======
RATIOS TO AVERAGE NET
 ASSETS:
Expenses................     1.01%     .83%     .83%     .81%     .85%    .83%         .78%*
                          =======  =======  =======  =======  =======  ======       ======
Investment income--net..     2.93%    2.68%    3.09%    3.18%    3.64%   5.12%        4.23%*
                          =======  =======  =======  =======  =======  ======       ======
SUPPLEMENTAL DATA:
Net assets, end of pe-
 riod (in thousands)....  $30,485  $39,963  $40,688  $20,320  $12,839  $4,511       $2,080
                          =======  =======  =======  =======  =======  ======       ======
Portfolio turnover......    86.33%   59.15%   79.55%   65.40%  173.76% 163.56%      175.47%
                          =======  =======  =======  =======  =======  ======       ======

--------
 * Annualized.
** Total investment returns exclude the effects of sales loads.
 + Commencement of operations.
++ Aggregate total investment return.
 ++Based on average outstanding shares during the period.

(1) Foreign currency transaction amounts have been reclassified to conform to the 1994 presentation.

  The following per share data and ratios have been derived from information provided in the financial statements.

                                                                  CLASS B
                    --------------------------------------------------------------------------------------------------------------
                                                                                                                         FOR THE
                                                FOR THE YEAR ENDED SEPTEMBER 30,                                          PERIOD
                    --------------------------------------------------------------------------------------------------   NOV. 29,
                                                                                                                         1985+ TO
                                                                                                                        SEPT. 30,
                     1995++    1994++     1993      1992      1991       1990         1989        1988         1987        1986
                    --------  --------  --------  --------  --------  ----------   ----------  ----------   ----------  ----------
INCREASE
 (DECREASE) IN NET
 ASSET VALUE:
PER SHARE
 OPERATING
 PERFORMANCE:
Net asset value,
 beginning of
 period........... $  11.75  $  13.09  $  12.62  $  11.99  $  10.60  $    11.91   $    10.94  $    12.54   $    11.17  $    10.00
                   --------  --------  --------  --------  --------  ----------   ----------  ----------   ----------  ----------
 Investment
  income--net.....      .21       .20       .24       .29       .39         .50          .53         .57          .39         .25
 Realized and
  unrealized gain
  (loss) on
  investments and
  foreign currency
  transactions(1)--
  net.............      .90      (.07)     1.37       .66      1.83       (1.39)        1.25       (1.40)        1.64         .98
                   --------  --------  --------  --------  --------  ----------   ----------  ----------   ----------  ----------
Total from
 investment
 operations.......     1.11       .13      1.61       .95      2.22        (.89)        1.78        (.83)        2.03        1.23
                   --------  --------  --------  --------  --------  ----------   ----------  ----------   ----------  ----------
Less dividends and
 distributions:
 Investment
  income--net.....     (.14)     (.24)     (.26)     (.32)     (.45)       (.42)        (.80)       (.55)        (.38)       (.06)
 Realized gain on
  investments--
  net.............     (.97)    (1.23)     (.88)      --       (.38)        --          (.01)       (.22)        (.28)        --
                   --------  --------  --------  --------  --------  ----------   ----------  ----------   ----------  ----------
Total dividends
 and
 distributions....    (1.11)    (1.47)    (1.14)     (.32)     (.83)       (.42)        (.81)       (.77)        (.66)       (.06)
                   --------  --------  --------  --------  --------  ----------   ----------  ----------   ----------  ----------
Net asset value,
 end of period.... $  11.75  $  11.75  $  13.09  $  12.62  $  11.99  $    10.60   $    11.91  $    10.94   $    12.54  $    11.17
                   ========  ========  ========  ========  ========  ==========   ==========  ==========   ==========  ==========
TOTAL INVESTMENT
 RETURN:**
Based on net asset
 value per share..    10.80%      .76%    13.49%     8.01%    21.91%      (7.79)%      16.93%      (6.36)%      18.98%      12.29%++
                   ========  ========  ========  ========  ========  ==========   ==========  ==========   ==========  ==========
RATIOS TO AVERAGE
 NET ASSETS:
Expenses,
 excluding account
 maintenance and
 distribution
 fees.............     1.04%      .86%      .85%      .85%      .90%        .86%         .84%        .82%         .73%        .82%*
                   ========  ========  ========  ========  ========  ==========   ==========  ==========   ==========  ==========
Expenses..........     2.04%     1.86%     1.85%     1.85%     1.90%       1.86%        1.84%       1.82%        1.73%       1.82%*
                   ========  ========  ========  ========  ========  ==========   ==========  ==========   ==========  ==========
Investment
 income--net......     1.90%     1.65%     1.99%     2.10%     3.37%       3.90%        3.73%       4.66%        3.60%       4.23%*
                   ========  ========  ========  ========  ========  ==========   ==========  ==========   ==========  ==========
SUPPLEMENTAL DATA:
Net assets, end of
 period (in
 thousands)....... $152,121  $709,836  $830,955  $886,920  $986,895  $1,171,567   $1,735,873  $2,264,429   $3,384,647  $2,065,752
                   ========  ========  ========  ========  ========  ==========   ==========  ==========   ==========  ==========
Portfolio
 turnover.........    86.33%    59.15%    79.55%    65.40%   173.76%     163.56%      175.47%     239.78%      145.17%     143.78%
                   ========  ========  ========  ========  ========  ==========   ==========  ==========   ==========  ==========

--------
 * Annualized.
** Total investment returns exclude the effects of sales loads.
 + Commencement of operations.
++ Aggregate total investment return.
 ++Based on average outstanding shares during the period.

(1) Foreign currency transaction amounts have been reclassified to conform to the 1994 presentation.

                BALANCED FUND--FINANCIAL HIGHLIGHTS (CONCLUDED)

  The following per share data and ratios have been derived from information provided in the financial statements.

                                                          FOR THE PERIOD
                                                        OCT. 21, 1994+ TO
                                                         SEPT. 30, 1995++
                                                        ---------------------
                                                        CLASS C      CLASS D
                                                        --------    ---------
INCREASE (DECREASE) IN NET ASSET VALUE:
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period................... $ 11.74     $   11.66
                                                        -------     ---------
 Investment income--net................................     .19           .27
 Realized and unrealized gain on investments and for-
  eign currency transactions--net......................     .92           .90
                                                        -------     ---------
Total from investment operations.......................    1.11          1.17
                                                        -------     ---------
Less dividends and distributions:
 Investment income--net................................    (.28)         (.32)
 Realized gain on investments--net.....................    (.97)         (.97)
                                                        -------     ---------
Total dividends and distributions......................   (1.25)        (1.29)
                                                        -------     ---------
Net asset value, end of period......................... $ 11.60     $   11.54
                                                        =======     =========
TOTAL INVESTMENT RETURN:**
Based on net asset value per share.....................   10.93%++      11.62%++
                                                        =======     =========
RATIOS TO AVERAGE NET ASSETS:
Expenses, excluding account maintenance and distribu-
 tion fees.............................................    1.04%*        1.02%*
                                                        =======     =========
Expenses...............................................    2.04%*        1.27%*
                                                        =======     =========
Investment income--net.................................    1.94%*        2.68%*
                                                        =======     =========
SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)............... $ 1,154     $ 467,546
                                                        =======     =========
Portfolio turnover.....................................   86.33%        86.33%
                                                        =======     =========

--------
 * Annualized.
** Total investment returns exclude the effects of sales loads.
 + Commencement of Operations.
++ Aggregate total investment return.
 ++Based on average shares outstanding during the period.

INVESTMENT OBJECTIVES AND POLICIES

  Investment Objective. The investment objectives of Balanced Fund and Global Allocation are similar, though not identical. Balanced Fund seeks to provide shareholders with as high a level of total investment return as is consistent with a reasonable and relatively low level of risk. Global Allocation seeks to provide a high total investment return, consistent with prudent risk.

  There can be no assurance that, after the Reorganization, Global Allocation will achieve its investment objective.

  Investment Policies Generally. Balanced Fund seeks to achieve its objective through a policy of investing in common stocks and other types of securities, including fixed income securities (preferred stock and debt securities) and convertible securities. Global Allocation seeks to achieve its objective through a fully-managed investment policy utilizing United States and foreign equity, debt and money market securities.

  It is anticipated that ordinarily, Balanced Fund's emphasis on current income and capital appreciation will be relatively equal. However, Balanced Fund may vary its emphasis between these two elements as market or economic conditions change. Similarly, Global Allocation may vary its emphasis on current income and capital appreciation by varying the combination of United States and foreign equity, debt and money market securities in its portfolio in response to changing market and economic trends. This approach provides Global Allocation with the opportunity to benefit from unanticipated shifts in the relative performance of different types of securities and different capital markets. There are no restrictions on the investment ratio between debt, equity and money market securities in which Global Allocation may invest. Except under unusual circumstances, Balanced Fund will maintain at least 25% of the value of its assets in fixed income senior securities.

  To reduce overall exposure to risk, each Fund may spread its investments over many different companies in a variety of industries. However, neither Fund may invest more than 25% of its assets, taken at market value, in the securities of any particular industry (excluding U.S. Government securities and its agencies and instrumentalities).

  MLAM believes that the securities currently held in the Balanced Fund portfolio are consistent with the investment objectives and policies of Global Allocation and are not prohibited by the investment restrictions of Global Allocation. Global Allocation has no plan or intention to sell or otherwise dispose of any of the assets of Balanced Fund acquired in the Reorganization, except for dispositions made in the ordinary course of business.

  A more specific comparison of the investment policies of Balanced Fund and Global Allocation follows.

  Equity Securities. The common stocks through which Balanced Fund seeks to achieve its investment objective are high quality larger capitalization common stocks. Common stock investments of Balanced Fund will emphasize issues with relatively low price/earnings ratios, above average dividend yields, and relatively low price to book value ratios, as compared to prevailing market conditions. In seeking to identify "high quality" companies, particular emphasis is placed by management on common stocks of companies which are believed to have internal strengths, such as good financial resources, satisfactory rate of return on capital, a good industry position and superior management skills.

  Within the portion of Global Allocation's portfolio allocated to equity securities, MLAM seeks to identify the securities of companies and industry sectors which are expected to provide high total return relative to alternative equity investments. Global Allocation generally seeks to invest in securities that MLAM believes to be undervalued. Such undervalued issues include (i) securities selling at a discount from the price-to-book value ratios and price/earnings ratios computed with respect to the relevant stock market averages, (ii) securities selling at a discount from their historic price-to-book value or price/earnings ratio, even though these ratios may be above the ratios for the stock market averages, and (iii) securities offering dividend yields higher than the yields for the relevant stock market averages or higher than such securities' historic yield. Global Allocation may also invest in the securities of small and emerging growth companies when such companies are expected to provide a higher total return than other equity investments. Such companies are characterized by rapid historical growth rates, above-average returns on equity or special investment values in their products or services, research capabilities or other attributes. MLAM will seek to identify for investment by Global Allocation those small and emerging growth companies that possess superior management, marketing ability, research and product development skills and sound balance sheets.

  Fixed Income Securities. Like Balanced Fund, Global Allocation may invest in both preferred stock and debt securities. The debt securities in which both Global Allocation and Balanced Fund may invest include securities issued or guaranteed by the U.S. Government and its agencies or instrumentalities, debt obligations issued by U.S. and foreign entities, mortgage-backed securities issued or guaranteed by governmental entities or by private issuers, securities issued by foreign governments (including foreign states, provinces and municipalities) and agencies or instrumentalities thereof and debt securities issued or guaranteed by international organizations designed or supported by multiple governmental entities (which are not obligations of the U.S. Government or foreign governments) to promote economic reconstruction or development ("supranational entities") such as the International Bank for Reconstruction and Development (the "World Bank").

  U.S. Government securities include: (i) U.S. Treasury obligations (bills, notes and bonds), which differ in their interest rates, maturities and times of issuance, all of which are backed by the full faith and credit of the U.S.; and
(ii) obligations issued or guaranteed by U.S. Government agencies or instrumentalities, including government guaranteed mortgage-related securities, some of which are backed by the full faith and credit of the U.S. Treasury (e.g., direct pass-through certificates of the Government National Mortgage Association), some of which are supported by the right of the issuer to borrow from the U.S. Government (e.g., obligations of Federal Home Loan Banks) and some of which are backed only by the credit of the issuer itself (e.g., obligations of the Student Loan Marketing Association).

  Balanced Fund and Global Allocation have different rating criteria for the debt securities in which they may invest. Balanced Fund may only invest in instruments which are rated in the top two categories by Moody's or S&P (i.e., rated Aa or better by Moody's or AA or better by S&P) or which are determined by MLAM to be of quality comparable to instruments so rated. Global Allocation is authorized to invest in debt securities of governmental issuers and of corporate issuers including convertible debt securities, rated in the top four categories by Moody's or S&P (i.e., rated BBB or better by S&P or Baa or better by Moody's), or in unrated securities which, in MLAM's judgment, possess similar credit characteristics. Global Allocation is also authorized to invest up to 35% of its assets in fixed income securities of governmental issuers and of corporate issuers rated below investment grade (i.e., rated below the top four ratings categories) by a nationally recognized statistical rating organization or in unrated securities which, in MLAM's judgment, possess similar credit characteristics ("high yield" or "junk" bonds). Global Allocation will not invest in debt securities in the lowest rating categories (CC or lower for S&P or Ca or lower for Moody's) unless MLAM believes that the financial condition of the issuer or the protection afforded the particular securities is stronger than would otherwise be indicated by such low ratings.

  It is anticipated that, except under unusual circumstances, Balanced Fund will maintain at least 25% of the value of its assets in fixed income senior securities. Global Allocation has no policy specifying that a percentage of its assets must be invested in fixed income senior securities.

  Risks Associated With Investments in Certain Fixed Income Securities. As discussed above, Global Allocation is permitted to invest up to 35% of its assets in high yield bonds. Such securities are considered to have varying degrees of speculative characteristics. Consequently, although high yield bonds can be expected to provide higher yields, such securities may be subject to greater market price fluctuations and risk of loss of principal than lower yielding, higher rated fixed income securities.

  High yield bonds may be issued by less creditworthy companies or by larger, highly leveraged companies and are frequently issued in corporate restructurings such as mergers and leveraged buyouts. Such securities are particularly vulnerable to adverse changes in the issuer's industry and in general economic conditions. High yield bonds frequently are junior obligations of their issuers, so that in the event of the issuer's bankruptcy, claims of the holders of high yield bonds will be satisfied only after satisfaction of the claims of senior security holders. While the high yield bonds in which Global Allocation may invest normally do not include securities which, at the time of investment, are in default or the issuers of which are in bankruptcy, there can be no assurance that such events will not occur after the Fund purchases a particular security, in which case the Fund may experience losses and incur costs.

  High yield bonds tend to be more volatile than higher rated fixed income securities so that adverse economic events may have a greater impact on the prices of high yield bonds than on higher rated fixed income securities. Like higher rated fixed income securities, high yield bonds are generally purchased and sold through dealers who make a market in such securities for their own accounts. However, there are fewer dealers in the high yield bond market which may be less liquid than the market for higher rated fixed income securities even under normal economic conditions. Also, there may be significant disparities in the prices quoted for high yield bonds by various dealers. Adverse economic conditions or investor perceptions (whether or not based on economic fundamentals) may impair the liquidity of this market and may cause the prices Global Allocation receives for its high yield bonds to be reduced, or Global Allocation may experience difficulty in liquidating a portion of its portfolio. Under such conditions, judgment may play a greater role in valuing certain of the Global Allocation portfolio securities than in the case of securities trading in a more liquid market.

  As discussed above, each Fund may invest in mortgage-related securities and obligations of foreign government entities. Investment in these securities involves certain risks. For a discussion of these risks, see "Investment Objective and Policies--Debt Securities" in the Global Allocation Prospectus.

  To the extent each Fund invests in fixed income securities, its respective net asset value will be affected by the general level of interest rates.

  Foreign Securities. In furtherance of efforts to reduce overall exposure to investment and income risk through adequate diversification of its portfolio, Balanced Fund may invest up to 20% of its total assets in foreign securities. Global Allocation may invest an unlimited amount of its assets in foreign securities.

  There are no prescribed limits on the geographical allocation of the foreign assets held by either Balanced Fund or Global Allocation. Balanced Fund has made substantial investments in securities of issuers in Latin America, the Far East and lesser developed capital markets. It is anticipated that Global Allocation will invest primarily in the securities of issuers domiciled or located in the U.S., Canada, Western Europe and the Far East, and that a portion of Global Allocation's assets normally will be invested in the U.S. securities markets and the other major capital markets. Under normal conditions, Global Allocation's investments will be denominated in at least three currencies or multinational currency units. Global Allocation reserves the right to invest substantially all of its assets in the U.S. market or U.S. dollar-denominated obligations when MLAM believes market conditions warrant such investment.

  In selecting securities denominated in foreign currencies for investment by Global Allocation, MLAM will consider, among other factors, the effect of movement in currency exchange rates on the U.S. dollar value of such securities.

  Money Market Securities. Each Fund may invest in money market securities. Balanced Fund reserves the right to invest all or a portion of its assets in money market securities for purposes of enhancing liquidity and avoiding the effects of declining securities prices when it seems advisable to do so in light of prevailing market or economic conditions. Global Allocation may invest in money market securities in furtherance of achieving its investment objective of high total investment return.

  Specifically, Balanced Fund may invest in high quality money market securities (such as U.S. Treasury bills, certificates of deposit issued by U.S. banks having more than $1 billion in assets, commercial paper and repurchase agreements with respect to U.S. Government securities and U.S. Government agency securities). In addition, Balanced Fund may invest only in commercial paper that is rated A-1 or A-2 by S&P, or P-1 or

P-2 by Moody's, or, if not rated, issued by companies having an outstanding debt issue rated A or better by S&P, or A or better by Moody's.

  Global Allocation may invest in short-term securities issued or guaranteed by the U.S. Government and its agencies and instrumentalities; commercial paper, including variable amount master demand notes, rated at least "A" by S&P or "Prime" by Moody's; and repurchase agreements, purchase and sale contracts, and money market instruments issued by commercial banks, domestic savings banks, and savings and loan associations with total assets of at least $1 billion. The obligations of commercial banks may be issued by U.S. banks, foreign branches of U.S. banks ("Eurodollar" obligations) or U.S. branches of foreign banks ("Yankeedollar" obligations).

  Real Estate-Related Securities. Global Allocation may invest in real estate-related securities. Balanced Fund generally does not invest in such securities, although it is not prohibited from doing so. Real estate-related securities which are emphasized by Global Allocation are equity and convertible debt securities of real estate investment trusts, which own income-producing properties, and mortgage real estate investment trusts which make various types of mortgage loans often combined with equity features. The securities of such trusts generally pay above average dividends and may offer the potential for capital appreciation. Such securities may be subject to the risks customarily associated with the real estate industry, including declines in the value of the real estate investments of the trusts. Real estate values are affected by numerous factors including (i) governmental regulation (such as zoning and environmental laws) and changes in tax laws; (ii) operating costs; (iii) the location and the attractiveness of the properties; (iv) changes in economic conditions (such as fluctuations in interest and inflation rates and business conditions); and (v) supply and demand for improved real estate. Such trusts also are dependent on management skill and may not be diversified in their investments.

  Indexed and Inverse Securities. Global Allocation may invest in indexed and inverse securities. Balanced Fund generally does not invest in such securities, although it is not prohibited from doing so. Indexed securities are securities whose potential investment return is based on the change in particular measurements of value and/or rate (an "index"). As an illustration, the Fund may invest in a security that pays interest and returns principal based on the change in an index of interest rates or of the value of a precious or industrial metal. Interest and principal payable on a security may also be based on relative changes among particular indices. In addition, Global Allocation may invest in securities whose potential investment return is inversely based on the change in particular indices. For example, Global Allocation may invest in securities that pay a higher rate of interest and principal when a particular index decreases and pay a lower rate of interest and principal when the value of the index increases. To the extent that Global Allocation invests in such types of securities, it will be subject to the risks associated with changes in the particular indices, which may include reduced or eliminated interest payments and losses of invested principal.

  Certain indexed securities, including certain inverse securities, may have the effect of providing a degree of investment leverage, because they may increase or decrease in value at a rate that is a multiple of the changes in applicable indices. As a result, the market value of such securities will generally be more volatile than the market values of fixed-rate securities. MLAM believes that indexed securities, including inverse securities, represent flexible portfolio management instruments that may allow Global Allocation to seek potential investment rewards, hedge other portfolio positions, or vary the degree of portfolio leverage relatively efficiently under different market conditions.

  Precious Metal-Related Securities. Global Allocation may invest in precious metal-related securities. Balanced Fund generally does not invest in such securities, although it is not prohibited from doing so. For a description of precious metal-related securities, as well as a discussion of the risks associated with investment therein, see "Investment Objective and Policies-- Equity Securities" in the Global Allocation Prospectus.

OTHER INVESTMENT POLICIES

  Both Balanced Fund and Global Allocation have adopted certain other investment policies as set forth below:

  Borrowings. Notwithstanding a less restrictive fundamental policy permitting borrowings of up to 33 1/3% of total assets, as a matter of operating policy, neither Fund is permitted to borrow amounts in excess of 10% of its total assets, taken at market value. Furthermore such borrowings may be made only from banks as a temporary measure for extraordinary or emergency purposes such as redemption of Fund shares. Neither Fund will purchase securities while borrowings exceed 5% (taken at market value) of its total assets.

  Non-Diversified Status. Global Allocation is classified as "non-diversified" within the meaning of the Investment Company Act, which means that the Fund is not limited by such Act in (i) the percentage of its total assets that it may invest in securities of a single issuer (excluding U.S. Government securities) or (ii) the amount of voting securities of a single issuer (excluding U.S. Government securities) that it may purchase. However, the Fund's investments will be limited so as to qualify for the special treatment afforded regulated investment companies under the Code. To qualify, among other requirements, Global Allocation will limit its investments so that, at the close of each quarter of the taxable year, (i) not more than 25% of the market value of the Fund's total assets will be invested in the securities of a single issuer, and
(ii) with respect to 50% of the market value of its total assets, (a) not more than 5% of the market value of its total assets will be invested in the securities of a single issuer, and (b) the Fund will not own more than 10% of the outstanding voting securities of a single issuer. As in the case of the Investment Company Act requirements discussed above, investment in the securities of the U.S. Government, its agencies and instrumentalities are not included within the definition of "issuer" for purposes of the diversification requirements of the Code. Balanced Fund, which elects to be classified as "diversified" under the Investment Company Act, must satisfy the foregoing 5% and 10% requirements with respect to 75% of its total assets. To the extent that Global Allocation assumes large positions in the securities of a small number of issuers, the Fund's yield may fluctuate to a greater extent than that of a diversified company as a result of changes in the financial condition or in the market's assessment of the issuers.

  Standby Commitment Agreements. Each Fund may from time to time enter into standby commitment agreements. For a description of standby commitment agreements and the risks associated with investment therein, see "Investment Objective and Policies--Other Investment Policies and Practices" in the Global Allocation Prospectus.

  Repurchase Agreements. Each Fund may enter into repurchase agreements. For a description of repurchase agreements and the risks associated with investment therein, see "Investment Objective and Policies--Other Investment Policies and Practices" in the Global Allocation Prospectus.

  When-Issued Securities and Delayed Delivery Transactions. Each Fund may purchase or sell securities on a delayed delivery basis or on a when-issued basis at fixed purchase or sale terms. For a description of when-issued securities and delayed delivery transactions, including the risks associated with investment therein, see "Investment Objective and Policies--Other Investment Policies and Practices" in the Global Allocation Prospectus.

  Lending of Portfolio Securities. Each Fund may from time to time lend securities from its portfolio with a value not exceeding 33 1/3% of its total assets, to banks, brokers and other financial institutions and receive collateral in cash or securities issued or guaranteed by the U.S. Government.

INFORMATION REGARDING FUTURES AND OPTIONS TRANSACTIONS

  Each Fund may engage in various portfolio strategies to seek to increase its return through the use of options on portfolio securities and to hedge its portfolio against movements in the equity, debt and currency markets. Each Fund has authority to write (i.e., sell) covered call options on its portfolio securities, purchase put options on securities and engage in transactions in stock index options, stock index futures and financial futures, and related options on such futures. Each Fund may also deal in forward foreign exchange transactions and foreign currency options and futures, and related options on such futures. In addition, Global Allocation may write covered put options and purchase call options; Balanced Fund may not engage in such transactions.

  Certain differences exist with respect to each Fund's ability to engage in the foregoing strategies. Specifically, Balanced Fund may not write covered call options on underlying securities in an amount exceeding 25% of the market value of its total assets. Global Allocation has no percentage limitation on its ability to write covered call options.

  The investment policies of each Fund with respect to futures and options transactions are not fundamental policies and may be modified by the Board of Directors of each Fund without the approval of the Fund's shareholders. Each Fund is subject to the restrictions of the Commodity Futures Trading Commission with respect to its investments in futures and options thereon.

  For a detailed discussion of the Funds' investment policies regarding futures and options, including the risks associated therewith, see "Investment Practices and Restrictions--Portfolio Strategies Involving Options and Futures" in the Balanced Fund Prospectus and "Investment Objective and Policies-- Portfolio Strategies Involving Options and Futures" in the Global Allocation Prospectus.

INVESTMENT RESTRICTIONS

  Other than as noted above under "Comparison of the Funds--Investment Objectives and Policies," Balanced Fund and Global Allocation have identical investment restrictions. See, "Investment Objective and Policies--Other Investment Policies and Practices--Investment Restrictions" in the Global Allocation Statement and "Investment Practices and Restrictions--Other Investment Policies and Practices--Investment Restrictions" in the Balanced Fund Statement.

MANAGEMENT

  Directors. The Board of Directors of Global Allocation consists of six individuals, five of whom are not "interested persons" as defined in the Investment Company Act. The Directors are responsible for the overall supervision of the operation of Global Allocation and perform the various duties imposed on the directors of investment companies by the Investment Company Act. Arthur Zeikel is a Director of both Global Allocation and Balanced Fund. There is otherwise no overlap between the Boards of the Funds.

  The Directors of Global Allocation are:

  Arthur Zeikel*--President of MLAM and Fund Asset Management, L.P.; President and Director of Princeton Services, Inc.; Executive Vice President of Merrill Lynch & Co. Inc. ("ML & Co."); Executive Vice President of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"); Director of Merrill Lynch Funds Distributor, Inc.

  Donald Cecil--Special Limited Partner of Cumberland Partners (an investment partnership).

  Edward H. Meyer--Chairman of the Board, President and Chief Executive Officer of Grey Advertising Inc.

  Charles C. Reilly--Self-employed financial consultant; former President and Chief Investment Officer of Verus Capital, Inc.; former Senior Vice President of Arnhold and S. Bleichroeder, Inc.

  Richard R. West--Professor of Finance, and Dean from 1984 to 1993, New York University Leonard N. Stern School of Business Administration.

  Edward D. Zinbarg--Former Executive Vice President of The Prudential Insurance Company of America.

  Management and Advisory Arrangements. MLAM serves as the investment adviser for both Balanced Fund and Global Allocation pursuant to separate investment advisory agreements (each, an "Advisory Agreement") that, except for their fee structures and certain minor differences, are identical.

  MLAM is paid a monthly advisory fee by each Fund based upon the average daily value of each Fund's net assets at the following annual rates:

            BALANCED FUND                           GLOBAL ALLOCATION


0.65% of average daily net assets         0.75% of average daily net assets.
not exceeding $500 million; 0.60% of      (However, MLAM has voluntarily
average daily net assets exceeding        agreed to waive a portion of its
$500 million but not exceeding $1.5       management fee so that such fee is
billion; 0.55% of average daily net       equal to 0.75% of average daily net
assets exceeding $1.5 billion but         assets not exceeding $2.5 billion;
not exceeding $2.5 billion; 0.50% of      0.70% of average daily net assets
average daily net assets exceeding        exceeding $2.5 billion but not
$2.5 billion but not exceeding $3.5       exceeding $5.0 billion; 0.65% of
billion; and 0.45% of average daily       average daily net assets exceeding
net assets exceeding $3.5 billion.        $5.0 billion but not exceeding $7.5
                                          billion; 0.625% of average daily net
                                          assets exceeding $7.5 billion but
                                          not exceeding $10 billion; and 0.60%
                                          of average daily net assets
                                          exceeding $10 billion.)

  MLAM has entered into a sub-advisory agreement (the "Sub-Advisory Agreement") with MLAM U.K., an indirect, wholly-owned subsidiary of ML & Co. and an affiliate of MLAM, pursuant to which MLAM pays MLAM U.K. a fee computed at the rate of 0.10% of the average daily net assets of Global Allocation for providing investment advisory services to MLAM with respect to Global Allocation. The address of MLAM U.K. is Milton Gate, 1 Moor Lane, London EC2Y 9HA, England. No sub-adviser has been retained in connection with management of Balanced Fund's assets.

  Although after the Reorganization on a pro forma combined basis, Global Allocation will pay an advisory fee to MLAM at a higher annual effective rate than that currently paid by Balanced Fund, given the economies of scale that may result from the Reorganization and the overall lower expense ratio of Global Allocation following the Reorganization (on a pro forma basis) compared to that of Balanced Fund, the Board of Directors of Balanced Fund has determined that the Reorganization would be potentially beneficial to Balanced Fund and its shareholders. See "The Reorganization--Potential Benefits to Balanced Fund Shareholders as a Result of the Reorganization" and "Summary-- Pro Forma Fee Tables."

PURCHASE OF SHARES

  The class structure and purchase and distribution procedures for shares of Balanced Fund are identical to those of Global Allocation. For a complete discussion of the four classes of shares and the purchase and distribution procedures related thereto, see "Merrill Lynch Select Pricing SM System" and "Purchase of Shares" in either the Global Allocation Prospectus or the Balanced Fund Prospectus.

REDEMPTION OF SHARES

  The procedure for redeeming shares of Global Allocation is identical to the procedure for redeeming shares of Balanced Fund. For purposes of computing any CDSC that may be payable upon disposition of Corresponding Shares of Global Allocation acquired by Balanced Fund shareholders in the Reorganization, the holding period of Balanced Fund shares outstanding on the date the Reorganization takes place will be tacked onto the holding period of the Corresponding Shares of Global Allocation acquired in the Reorganization.

PERFORMANCE

  General. The following tables provide performance information for each class of shares of Balanced Fund and Global Allocation, including and excluding maximum applicable sales charges, for the periods indicated. Past performance is not indicative of future performance.

                                 BALANCED FUND
                        AVERAGE ANNUAL TOTAL RETURN (%)

                         CLASS A SHARES  CLASS B SHARES     CLASS C SHARES***    CLASS D SHARES***
                         --------------- -----------------  -------------------  -------------------
                         WITHOUT  WITH                                           WITHOUT      WITH
                          SALES   SALES  WITHOUT    WITH     WITHOUT    WITH      SALES      SALES
PERIOD                   CHARGE  CHARGE*   CDSC    CDSC*      CDSC      CDSC*     CHARGE    CHARGE*
------                   ------- ------- --------  -------  ---------  --------  --------   --------
11 months ended
 8/31/95+...............   9.44   3.70       8.44     4.48       8.63      7.65       9.20       3.47
Year Ended 8/31/95......   7.33   1.69       6.27     2.39        N/A       N/A        N/A        N/A
Five Years Ended
 8/31/95................  10.69   9.50       9.57     9.57        N/A       N/A        N/A        N/A
Inception** through
 8/31/95................   9.39   8.53       8.43     8.43        N/A       N/A        N/A        N/A

--------
  * Assumes the maximum applicable sales charge. The maximum initial sales charge on Class A and Class D shares is 5.25%. The maximum contingent deferred sales charge ("CDSC") on Class B shares is 4% and is reduced to 0% after 4 years. Class C shares are subject to a 1.0% CDSC for one year.
 ** Class A shares commenced operations on October 27, 1988. Class B shares commenced operations on November 29, 1985. Class C and Class D shares commenced operations on October 21, 1994.
*** Figures are since inception (October 21, 1994).
  + Aggregate total returns.

                               GLOBAL ALLOCATION
                        AVERAGE ANNUAL TOTAL RETURN (%)

                         CLASS A SHARES  CLASS B SHARES   CLASS C SHARES***  CLASS D SHARES***
                         --------------- ---------------- ------------------ -------------------
                         WITHOUT  WITH                                       WITHOUT      WITH
                          SALES   SALES  WITHOUT   WITH    WITHOUT   WITH     SALES      SALES
PERIOD                   CHARGE  CHARGE*   CDSC   CDSC*     CDSC     CDSC*     CDSC     CHARGE*
------                   ------- ------- -------- ------- --------- -------- ---------  --------
10 months ended
 8/31/95+...............  13.52    7.56     12.48    8.48     12.52    11.52      13.31      7.36
Year Ended 8/31/95......  10.56    4.75      9.43    5.43       N/A      N/A        N/A       N/A
Five Years Ended
 8/31/95................  15.24   14.01     14.07   14.07       N/A      N/A        N/A       N/A
Inception** through
 8/31/95................  13.71   12.78     12.55   12.55       N/A      N/A        N/A       N/A

--------
  * Assumes the maximum applicable sales charge. The maximum initial sales charge on Class A and Class D shares is 5.25%. The maximum CDSC on Class B shares is 4% and is reduced to 0% after 4 years. Class C shares are subject to a 1.0% CDSC for one year.
 ** Class A and Class B shares commenced operations on February 3, 1989. Class
    C and Class D shares commenced operations on October 21, 1994.
*** Figures are since inception (October 21, 1994).
 + Aggregate total returns.

  Balanced Fund--Management's Discussion of Fund Performance for the twelve months ended September 30, 1995.

  Both equity and fixed-income markets have continued to be volatile by historic standards during the past year. Interest rates have been declining for most of the year, justifying the more aggressive portfolio posture we assumed from October 1994 through early July 1995, when we thought the bond market had modestly overdone the advance fully justified by fundamentals. Our slight decrease in bond holdings in July has had no net consequence to Balanced Fund's performance, since interest rates on balance have been flat since then, but the increased allocation to bonds in the fourth quarter of 1994 at the expense of cash equivalents was both timely and beneficial.

  Equities were the investment of choice for the past year as the popular indexes advanced about 25%. For most of the year the equity allocation approached 62% of portfolio resources, which is 80% of the maximum permitted in Balanced Fund. The equity selection was weighted heavily for most of the year in favor of capital spending issues, including several communications equipment manufacturers which did well late in 1994 and from the second quarter of 1995 onward. On the other hand, communications utilities did not contribute to overall performance until late in the fiscal year and in a few instances produced little net gain until the third quarter of 1995.

  Cash equivalents were slightly above 7% of portfolio resources on average during the year, which did not enhance total return, since equities produced a substantially higher return than the approximate 6% yield achieved on liquid short-term instruments.

  Foreign fixed-income investments produced a modestly better return than their United States counterparts, since the U.S. dollar was weak most of the year. Non-U.S. equities, however, represented a substantial drag on portfolio return especially in the early months of the fiscal year through February 1995. Our earlier emphasis on developing markets that were priced at lower price/earnings multiples than the United States while growing faster than the United States proved unsuccessful when the U.S. dollar weakened and the flow of funds to developing economies dried up. Since the first quarter, our non-U.S. equity investments have been selected with emphasis on earnings growth and their ability to sell across country borders, which has proven successful.

  Performance data for Balanced Fund's Class A, Class B, Class C and Class D shares for the period ended September 30, 1995 is set forth below. Additional performance information is contained in "Comparison of the Funds--Performance-- General." None of the past results shown should be considered a representation of future performance.

           BALANCED FUND--TOTAL RETURN BASED ON $10,000 INVESTMENT
                        -- CLASS A AND CLASS B SHARES

                             [GRAPH APPEARS HERE]

                                                           S & P 500/
                        Balanced Fund+     S & P 500     ML BOAO Blended
                        Class A Shares*     Index++          Index+++
                        ---------------    ---------     ---------------
10/27/88**                  $ 9,475         $10,000          $10,000
 9/89                       $10,948         $13,002          $11,977
 9/90                       $10,197         $11,795          $11,817
 9/91                       $12,556         $15,469          $14,597
 9/92                       $13,716         $17,178          $16,378
 9/93                       $15,721         $19,408          $18,382
 9/94                       $16,005         $20,127          $18,358
 9/95                       $17,903         $26,113          $22,392

                                                           S & P 500/
                        Balanced Fund+     S & P 500     ML BOAO Blended
                        Class B Shares*     Index++          Index+++
                        ---------------    ---------     ---------------
11/29/85**                  $10,000         $10,000          $10,000
10/86                       $11,229         $11,751          $11,657
10/87                       $13,361         $16,862          $14,164
10/88                       $12,512         $14,813          $14,215
10/89                       $14,630         $19,692          $17,366
10/90                       $13,491         $17,865          $17,133
10/91                       $16,447         $23,428          $21,164
10/92                       $17,764         $26,017          $23,746
10/93                       $20,161         $29,369          $26,653
10/94                       $22,815         $30,484          $26,618
10/95                       $22,509         $39,550          $32,466


  * Assuming maximum sales charge, transaction costs and other operating expenses, including advisory fees.

 ** Commencement of Operations.

  + Balanced Fund invests primarily in high-quality, larger-capitalization common stocks and other types of securities, including fixed-income securities and convertible securities.

 ++ This unmanaged broad-based Index is comprised of common stocks.

+++ This unmanaged Index, which is an equally weighted blend of the S&P 500
    Index and the ML BOAO Index, is comprised of common stocks as well as investment-grade bonds.

  Past performance is not predictive of future performance.

  BALANCED FUND--AVERAGE ANNUAL TOTAL RETURN--CLASS A AND CLASS B SHARES

                                                     % RETURN       % RETURN
                                                      WITHOUT         WITH
                                                   SALES CHARGE   SALES CHARGE**
                                                   ------------   --------------
CLASS A SHARES*
Year Ended 9/30/95................................... +11.86%        + 5.99%
Five Years Ended 9/30/95............................. +11.92         +10.72
Inception (10/27/88)
 through 9/30/95..................................... + 9.62         + 8.77

--------

* Maximum sales charge is 5.25%.

** Assuming maximum sales charge.

                                                         % RETURN % RETURN
                                                         WITHOUT    WITH
                                                           CDSC    CDSC**
                                                         -------- --------
CLASS B SHARES*
Year Ended 9/30/95......................................  +10.80%  + 6.80%
Five Years Ended 9/30/95................................  +10.78   +10.78
Inception (11/29/85)
 through 9/30/95........................................  + 8.59   + 8.59

--------

 * Maximum CDSC is 4% and is reduced to 0% after 4 years.

** Assuming payment of applicable CDSC.

            BALANCED FUND--TOTAL RETURN BASED ON $10,000 INVESTMENT
                         -- CLASS C AND CLASS D SHARES

                             [GRAPH APPEARS HERE]

                                                                S & P 500/
                 Balanced Fund+   Balanced Fund+   S & P 500  ML BOAO Blended
                 Class C Shares*  Class D Shares*   Index++       Index+++
                 ---------------  ---------------  ---------  ---------------
10/21/94**           $10,000          $ 9,475       $10,000       $10,000
 9/95                $10,993          $10,576       $12,891       $12,163


  * Assuming maximum sales charge, transaction costs and other operating expenses, including advisory fees.

 ** Commencement of Operations.

  + Balanced Fund invests primarily in high-quality, larger-capitalization common stocks and other types of securities, including fixed-income securities and convertible securities.

 ++ This unmanaged broad-based Index is comprised of common stocks.

+++ This unmanaged Index, which is an equally weighted blend of the S&P 500
    Index and the ML BOAO Index, is comprised of common stocks as well as investment-grade bonds.

  Past performance is not predictive of future performance.

     BALANCED FUND--AGGREGATE TOTAL RETURN--CLASS C AND CLASS D SHARES

                        % RETURN % RETURN
                        WITHOUT    WITH
                          CDSC   CDSC**
                        -------- --------
CLASS C SHARES*
Inception (10/21/94)
 through 9/30/95....... +10.93%  + 9.93%

--------

 * Maximum CDSC is 1% and is reduced to 0% after 1 year.

** Assuming payment of applicable CDSC.


                           % RETURN      % RETURN
                           WITHOUT         WITH
                         SALES CHARGE SALES CHARGE**
                         ------------ --------------
CLASS D SHARES*
Inception (10/21/94)
 through 9/30/95........   +11.62%       + 5.76%

--------

 * Maximum sales charge is 5.25%.

** Assuming maximum sales charge.

  Global Allocation--Management's Discussion of Fund Performance.

  For the Nine Months Ended July 31, 1995.

  For the nine months ended July 31, 1995, Global Allocation had total investment returns of 12.1%, 11.2%, 11.2%, and 11.9%, for Class A, Class B, Class C and Class D shares, respectively. (Fund results do not include sales charges, and would be lower if sales charges were deducted.)

  Throughout the fiscal nine months, Global Allocation was overweighted in fixed income investments, relative to its reference portfolio. Conversely, Global Allocation was underweighted in equities. This position was based upon our view that bonds offered a better risk/return trade-off than stocks. As the fiscal nine months began, bonds were depressed in price and were experiencing their worst year of performance since World War II. Investors had pushed down bond prices and demanded higher yields to compensate for the perceived risk of accelerating inflation. Indeed, economic growth had been sufficiently strong to move the labor and commodity markets into territory regarded by some economists as dangerous. Specifically, the unemployment rate had fallen to cyclical lows that could be regarded as nearing "full employment," thereby creating the risk that further declines could lead to growing wage pressures. Price indices of crude raw materials showed sharp increases, and industrial capacity utilization was near levels that had historically been associated with rising inflation. However, these conditions also influenced the Federal Reserve Board to tighten monetary policy. We expected that the Federal Reserve Board action would serve to slow the economy, dampen inflationary pressures, and reassure investors that policymakers were resolved to hold down inflation. At the same time, Global Allocation was able to invest in bonds with attractive yields. For example, early in the fiscal year the 30 year U.S. Treasury Bond reached a yield of 8.16%, representing the highest level in 39 months.

  Outside the U.S. Global Allocation also stressed fixed income securities. The largest geographic concentration was in European fixed income which accounted for 21.7% of the total portfolio. Within Europe, German bonds were the largest investment at 10.7% of the portfolio. Germany was particularly attractive because of its strong and independent central bank and declining inflation rate. A third area of fixed income investment emphasis has been U.S. dollar-denominated bonds of Latin American issuers. These bonds offered particularly attractive yields along with the potential for capital gains. Global Allocation invested in securities issued by Argentinean, Mexican, and Brazilian issuers, primarily governments and government-related entities.

  Internationally, fixed income investments outperformed equities. The Salomon Non-dollar Government Bond Index returned approximately 18.3%, substantially exceeding the return on equities as measured by the FT/S&P A World ex-U.S. Index return of 3.2%. This strength in international fixed income helped Global Allocation's return. The strength of the U.S. bond market, as indicated by the return of 10.8% for 5 year U.S. Treasury Notes, also helped Global Allocation's performance. Results for the Fund's U.S. dollar-denominated Latin American fixed income was mixed. In the first five months of the fiscal period, results were poor, because of weakness due to the financial crisis stemming from devaluation of the Mexican peso. However, as the Mexican peso stabilized, Global Allocation's Latin American bonds rallied sharply and showed gains in the remaining four months of the fiscal period. As noted, international equity markets were relatively weak. This was especially true of a number of emerging equity markets, and Global Allocation benefited from having very little exposure to such markets. Global Allocation also benefited from its underweighting in Japanese stocks, which declined sharply during the period. Japan continued to suffer from a weak economy and was burdened by a substantial asset quality problem in its banking system.

  Global Allocation's performance was hindered by its underweighting in the strong U.S. equity market. Global Allocation's cautious U.S. stock position reflected concern over the high valuations accorded U.S. stocks. The market appeared expensive compared to history based on a number of measures including dividend yields and price-to-book-value ratios, among others. However, U.S. stock prices moved sharply higher as interest rates fell, profits rose, and new investments flowed into mutual funds. Global Allocation's results were hindered by low exposure to the strong U.S. technology stock sector, but results were favorably impacted by investment emphasis on U.S. financial sector stocks.

  Global Allocation consistently overweighted the U.S. dollar, relative to the benchmark portfolio. The dollar has been undervalued on purchasing power parity compared to other major currencies. The overweighting in dollars hurt Global Allocation's results in the first six months of the fiscal period as foreign currency hedges prevented the Fund from capturing the full benefit of its non-U.S. investments. However, in the last months of the fiscal period these hedges began to benefit Global Allocation by preventing currency losses on a substantial portion of Global Allocation's non-U.S. investments. For the fiscal period as a whole, the Japanese yen and Deutschemark hedges detracted from results. Over the course of the fiscal nine months, Global Allocation maintained a stable U.S. dollar exposure, near 88% of the portfolio.

  As the U.S. bond and equity markets appreciated, Global Allocation gradually reduced investments in those markets and added to cash reserves. As of July month-end, Global Allocation's cash position was approximately 8.1% of net assets, up from 2.5% at the beginning of the fiscal period. Global Allocation's cash reserves rose largely because, in MLAM's view, there were relatively fewer new attractive long-term investment opportunities. Therefore, MLAM believed that it was appropriate to maintain a higher level of liquidity in Global Allocation at that time.

  Performance data for Global Allocation's Class A, Class B, Class C and Class D shares for the period ended July 31, 1995 is set forth below. Additional performance information is contained in "Comparison of the Funds--Performance-- General." None of the past results shown should be considered a representation of future performance.

          GLOBAL ALLOCATION--TOTAL RETURN BASED ON $10,000 INVESTMENT
                         -- CLASS A AND CLASS B SHARES

                             [GRAPH APPEARS HERE]

                                                              FT/S & P
                 Global Allocation+   Global Allocation+   Actuaries World
                   Class A Shares*      Class B Shares*        Index++
                 ------------------   ------------------   ---------------
 2/3/89**              $ 9,475              $10,000             $10,000
10/89                  $10,360              $10,850             $10,445
10/90                  $10,765              $11,168             $ 9,255
10/91                  $13,875              $14,236             $10,877
10/92                  $15,509              $15,751             $10,261
10/93                  $19,017              $19,126             $13,554
10/94                  $19,423              $19,342             $14,721
10/95                  $21,782              $21,505             $16,108


 * Assuming maximum sales charge, transaction costs and other operating expenses, including advisory fees.

** Commencement of Operations.

 + Global Allocation invests in a portfolio of U.S. and foreign issues, whose composition varies with respect to types of securities and markets in response to changing market and economic trends.

++ This unmanaged capitalization-weighted Index is comprised of 2,200 equities from 24 countries in 12 regions, including the United States.

  Past performance is not predictive of future performance.

  GLOBAL ALLOCATION--AVERAGE ANNUAL TOTAL RETURN--CLASS A AND CLASS B SHARES


                    % RETURN      % RETURN
                    WITHOUT         WITH
                  SALES CHARGE SALES CHARGE**
                  ------------ --------------
CLASS A SHARES*
Year Ended
 7/31/95........     +10.68%        +4.87%
Five Years Ended
 7/31/95........     +13.73        +12.51
Inception
 (2/3/89)
 through
 7/31/95........     +13.68        +12.74

--------

* Maximum sales charge is 5.25%.

** Assuming maximum sales charge.


                        % RETURN % RETURN
                        WITHOUT    WITH
                          CDSC    CDSC**
                        -------- --------
CLASS B SHARES*
Year Ended
 7/31/95........         + 9.56%  + 5.56%
Five Years Ended
 7/31/95........         +12.56   +12.56
Inception (2/3/89)
 through 7/31/95.        +12.52   +12.52

--------

 * Maximum CDSC is 4% and is reduced to 0% after 4 years.

** Assuming payment of applicable CDSC.

                    % RETURN
                    WITHOUT    % RETURN WITH
                  SALES CHARGE SALES CHARGE**
                  ------------ --------------
CLASS A SHARES*
Year Ended
 9/30/94........     + 4.94%       - 0.57%
Five Years Ended
 9/30/94........     +13.35        +12.14
Inception
 (2/3/89)
 through
 9/30/94........     +13.62        +12.54

--------

* Maximum sales charge is 5.25%.

** Assuming maximum sales charge.


                        % RETURN % RETURN
                        WITHOUT    WITH
                          CDSC    CDSC**
                        -------- --------
CLASS B SHARES*
Year Ended 9/30/94.....  + 3.85%  - 0.11%
Five Years Ended
 9/30/94...............  +12.17   +12.17
Inception (2/3/89)
 through 9/30/94.......  +12.46   +12.46

--------

 * Maximum CDSC is 4% and is reduced to 0% after 4 years.

** Assuming payment of applicable CDSC.

          GLOBAL ALLOCATION--TOTAL RETURN BASED ON $10,000 INVESTMENT
                         --CLASS C AND CLASS D SHARES

                             [GRAPH APPEARS HERE]

                                                              FT/S & P
                 Global Allocation+   Global Allocation+   Actuaries World
                   Class C Shares*      Class D Shares*        Index++
                 ------------------   ------------------   ---------------
10/12/94**             $10,000             $ 9,475             $10,000
10/94                  $10,000             $ 9,482             $10,000
 7/95                  $11,122             $10,606             $10,942


 * Assuming maximum sales charge, transaction costs and other operating expenses, including advisory fees.

** Commencement of Operations.

 + Global Allocation invests in a portfolio of U.S. and foreign issues, whose composition varies with respect to types of securities and markets in response to changing market and economic trends.

++ This unmanaged capitalization-weighted Index is comprised of 2,200 equities from 24 countries in 12 regions, including the United States.

  Past performance is not predictive of future performance.

  GLOBAL ALLOCATION--AGGREGATE TOTAL RETURN--CLASS C AND CLASS D SHARES

                        % RETURN % RETURN
                        WITHOUT    WITH
                          CDSC    CDSC**
                        -------- --------
CLASS C SHARES*
Inception (10/21/94)
 through 7/31/95.......  +11.22%  +10.22%

--------

* Maximum CDSC is 1% and is reduced to 0% after 1 year.

** Assuming payment of applicable CDSC.


                   % RETURN      % RETURN
                   WITHOUT         WITH
                 SALES CHARGE SALES CHARGE**
                 ------------ --------------
CLASS D SHARES*
Inception
 (10/21/94)
 through
 7/31/95........    +11.94%       +6.06%

--------

 * Maximum sales charge is 5.25%.

** Assuming maximum sales charge.

  For the Twelve Months Ended October 31, 1994. Perhaps the most significant development during the fiscal year was the poor performance of the U.S. bond market. Long-term Treasury bonds registered their worst total returns in more than 50 years. With the widespread belief that inflationary pressures were well-contained, the consensus outlook for lower short-term and long-term interest rates was widely held for most of 1993. The lowest yields for long-term bonds were set in mid-October 1993. Beginning in February 1994, a series of Federal Reserve Board monetary policy tightenings brought the Federal Funds' rate from 3% to 4.75% by October month-end.

  As the U.S. central bank continued to raise short-term interest rates, stronger-than-expected economic results increased inflationary fears in the United States, and price weakness spread to bond markets worldwide. Investors anticipated more short-term interest rate increases in the United States because of the U.S. dollar's weakness. The long-term downtrend of the U.S. dollar began to accelerate in mid-1994 and continued throughout the balance of the fiscal year. In contrast to the fixed income markets, the U.S. and other major world equity markets performed comparatively well over the course of the fiscal year.

  As the fiscal year began, Global Allocation had a 23.0% cash position, because of the lack of attractively valued equity and fixed income investment opportunities. At that time Global Allocation was underweighted in equities and fixed income securities at 35.1% and 41.9% of net assets, respectively. With the sharp decline in bond prices, we invested the cash reserves largely in longer-term fixed income securities. MLAM believes that global bond markets offer high real rates of return that are attractive to long-term investors. As a result, by October 1994, Global Allocation had a very small 1.8% cash position.

  Global Allocation's substantial cash position insulated the portfolio from stock and bond market volatility early in the fiscal year. MLAM's move to an overweighting in bonds along with our underweighting of equities hampered performance as the fiscal year progressed. The negative impact of declining bond prices was mitigated somewhat by our focus on fixed income issues with intermediate-term maturities which offered yields almost as high as long-term bonds with much less price volatility. MLAM believes that on a risk-adjusted basis these fixed-income securities offer attractive investment opportunities and plans to continue to overweight the bond component of Global Allocation. Looking at the equity market, we believe that since stocks have not declined significantly despite higher interest rates, there are relatively fewer undervalued equity investments available. Therefore, we expect to remain underweighted in equities. Two areas that we identified as having attractively valued equities were U.S. healthcare issues and European stocks. Global Allocation's investments in both enhanced the portfolio's total return for the period.

  Foreign exchange market developments did not aid performance, since Global Allocation was overweighted in U.S. dollars during the fiscal year, both through investment positions and also by hedging the portfolio's Yen-and Deutschemark-denominated exposures back into U.S. dollars. Global Allocation's overweighted U.S. dollar position remains in place because we continued to be concerned about the foreign exchange risk inherent in owning non-U.S. dollar denominated assets when the U.S. dollar is so deeply undervalued.

  Performance data for the Fund's Class A and Class B shares for the period ended October 31, 1994 is included in the charts and tables contained in "-- Global Allocation--Management's Discussion of Fund Performance--For the Nine Months Ended July 31, 1995." No information is provided for Global Allocation's Class C and Class D shares for the period ended October 31, 1994 since Class C and Class D shares commenced operations on October 21, 1994. Additional performance information is contained in "Comparison of the Funds--Performance-- General."


VOTING RIGHTS

  Shareholders of Global Allocation are entitled to one vote for each share held and fractional votes for fractional shares held and will vote on the election of Directors and any other matter submitted to a shareholder vote. Global Allocation does not intend to hold meetings of shareholders in any year in which the Investment Company Act does not require shareholders to act upon any of the following matters: (i) election of Directors; (ii) approval of an investment advisory agreement; (iii) approval of distribution arrangements; and
(iv) ratification of selection of independent accountants. Voting rights for Directors are not cumulative. Shares of Global Allocation to be issued to Balanced Fund shareholders in the Reorganization will be fully paid and non-assessable, will have no preemptive rights, and will have the conversion rights described in this Prospectus and Proxy Statement and in the Global Allocation Prospectus. Each share of Global Allocation common stock is entitled to participate equally in dividends and distributions declared by the Fund and in the net assets of the Fund on liquidation or dissolution after satisfaction of outstanding liabilities, except that Class B, Class C and Class D shares bear certain additional expenses. Rights attributable to shares of Balanced Fund are identical to those described above.

DIVIDENDS AND DISTRIBUTIONS

  Balanced Fund's current policy with respect to dividends and distributions is identical to Global Allocation's policy, except that Balanced Fund is required to pay dividends from net investment income semi-annually and Global Allocation is required to pay dividends from net investment income at least annually. As a matter of practice, however, Global Allocation has paid dividends from net investment income semi-annually since its inception. It is each Fund's intention to distribute all of its net investment income, if any. In addition, each Fund distributes all net realized long- or short-term capital gains, if any, to shareholders at least annually.

TAX INFORMATION

  The tax consequences associated with investment in shares of Balanced Fund are substantially identical to the tax consequences associated with investment in shares of Global Allocation. However, because there is no limitation on the percentage of Global Allocation's total assets that may be invested in foreign securities, shareholders of Global Allocation may be entitled to claim foreign tax credits with respect to their share of foreign taxes paid by the Fund on income from investments in foreign securities held by the Fund. In this regard, if more than 50% of value of Global Allocation's total assets at the close of its taxable year consists of securities of foreign corporations, the Fund will be eligible, and intends, to file an election with the Internal Revenue Service pursuant to which Fund shareholders generally will be required to include their proportionate share of such withholding taxes in their U.S. income tax returns as gross income, treat such proportionate share as taxes paid by them, and deduct such proportionate share in computing their taxable income or, alternatively, use them as foreign tax credits against their U.S. income taxes. No deductions for foreign taxes, however, may be claimed by noncorporate shareholders who do not itemize deductions. A shareholder that is a nonresident alien individual or a foreign corporation may be subject to U.S. withholding tax on the income resulting from the Fund's election described in this paragraph but may not be able to claim a credit or deduction against such U.S. tax for the foreign taxes treated as having been paid by such shareholder. Global Allocation will report annually to its shareholders the amount per share of such withholding taxes. Because Balanced Fund limits its investment in foreign securities to 20% of total assets, Balanced Fund shareholders are not entitled to claim the foreign tax credits described above.

PORTFOLIO TRANSACTIONS

  The procedures for engaging in portfolio transactions are generally the same for both Balanced Fund and Global Allocation. For a discussion of these procedures, see "Investment Objective and Policies--Other Investment Policies and Practices" in the Global Allocation Prospectus and "Portfolio Transactions and Brokerage" in the Global Allocation Statement.

  Each Fund may effect portfolio transactions on foreign securities exchanges and may incur settlement delays on certain of such exchanges. In addition, costs associated with transactions in foreign securities are generally higher than with transactions in U.S. securities. Accordingly, to the extent Global Allocation may invest a greater percentage of its assets in foreign securities, the effects of settlement delays and increased transaction costs may be more pronounced for Global Allocation than for Balanced Fund.

PORTFOLIO TURNOVER

  Generally, neither Balanced Fund nor Global Allocation purchases securities for short-term trading profits. However, either Fund may dispose of securities without regard to the time that they have been held when such action, for defensive or other reasons, appears advisable to MLAM. Balanced Fund has no limit on its rate of portfolio turnover; Global Allocation anticipates that its annual portfolio turnover rate should not exceed 200% under normal conditions. The portfolio turnover rates for Balanced Fund for its fiscal years ended September 30, 1995 and 1994 were 86.33% and 59.15%, respectively; the portfolio turnover rates for Global Allocation for its fiscal years ended October 31, 1994 and 1993 were 57.04% and 50.35%, respectively.

ADDITIONAL INFORMATION

  Net Asset Value. Both Balanced Fund and Global Allocation determine net asset value of each class of its shares once daily 15 minutes after the close of business on the New York Stock Exchange (generally, 4:00 p.m. New York time), on each day during which the New York Stock Exchange is open for trading. Net asset value is computed by dividing the market value of the securities held by the Fund plus any cash or other assets (including interest and dividends accrued but not yet received) minus all liabilities (including accrued expenses) by the total number of shares outstanding at such time.

  Shareholder Services. Global Allocation offers a number of shareholder services and investment plans designed to facilitate investment in shares of the Fund. In addition, U.S. shareholders of each class of shares of Global Allocation have an exchange privilege with certain other MLAM-advised mutual funds. Shareholder services, including exchange privileges, available to shareholders of Balanced Fund and Global Allocation are identical. For a description of these services, see "Shareholder Services" in the Global Allocation Prospectus.

  Custodian. The Chase Manhattan Bank, N.A. ("Chase") acts as custodian of the cash and securities of Balanced Fund. The principal business address of Chase is 4 Chase MetroTech Center, 18th Floor, Brooklyn, New York 11245. Brown Brothers Harriman & Co. ("Brown Brothers") acts as custodian for Global Allocation. Brown Brothers' principal business address is 40 Water Street, Boston, Massachusetts 02109.

  Transfer Agent, Dividend Disbursing Agent and Registrar. Merrill Lynch Financial Data Services, Inc., 4800 Deer Lake Drive East, Jacksonville, Florida 32246-6484, serves as the transfer agent, dividend disbursing agent and registrar with respect to each Fund (the "Transfer Agent"), at the same rate, pursuant to separate registrar, transfer agency and service agreements with each of the Funds.

  Capital Stock. Balanced Fund has an authorized capital of 2,000,000,000 shares of common stock, par value $.01 per share, divided into four classes, designated Class A, Class B, Class C and Class D common stock, each of which consists of 500,000,000 shares. Global Allocation has an authorized capital of 2,200,000,000 shares of common stock, par value $0.10 per share, divided into four classes, also designated Class A, Class B, Class C and Class D common stock, of which Class A and Class C consist of 200,000,000 shares each and Class B and Class D consist of 900,000,000 shares each. The rights, preferences and expenses attributable to the Class A, Class B, Class C and Class D shares of Balanced Fund are identical in all respects to those of the Class A, Class B, Class C and Class D shares of Global Allocation.

  Shareholder Inquiries. Shareholder inquiries with respect to Balanced Fund and Global Allocation may be addressed to either Fund by telephone at (609) 282-2800 or at the address set forth on the cover page of this Proxy Statement and Prospectus.

                               THE REORGANIZATION

GENERAL

  Under the Agreement and Plan of Reorganization (attached hereto as Exhibit
I), Global Allocation will acquire substantially all of the assets, and will assume substantially all of the liabilities, of Balanced Fund, in exchange solely for an equal aggregate value of shares to be issued by Global Allocation. Upon receipt by Balanced Fund of such shares, Balanced Fund will distribute the shares to the holders of shares of Balanced Fund, as described below.

  Generally, the assets transferred by Balanced Fund to Global Allocation will equal all investments of Balanced Fund held in its portfolio as of the Valuation Time (as defined in the Agreement and Plan of Reorganization) and all other assets of Balanced Fund as of such time, except for any cash or cash equivalents reserved by Balanced Fund to discharge its unpaid or contingent liabilities existing at the Valuation Time. Any unexpended portion of the foregoing funds retained by Balanced Fund will be disbursed by Balanced Fund pro rata to the shareholders of Balanced Fund of record as of the date of the Reorganization upon dissolution of the Fund as a final liquidating dividend.

  Balanced Fund will distribute the shares of Global Allocation received by it pro rata to its shareholders in exchange for such shareholders' proportional interests in Balanced Fund. The shares of Global Allocation received by Balanced Fund shareholders will be of the same class and have the same aggregate net asset value as each such shareholder's interest in Balanced Fund as of the Valuation Time (previously defined as the "Corresponding Shares"). (See, "The Agreement and Plan of Reorganization--Valuation of Assets and Liabilities" for information concerning the calculation of net asset value.) The distribution will be accomplished by opening new accounts on the books of Global Allocation in the names of all shareholders of Balanced Fund, including shareholders holding Balanced Fund shares in certificate form, and transferring to each shareholder's account the Corresponding Shares of Global Allocation representing such shareholder's interest previously credited to the account of Balanced Fund. Shareholders holding Balanced Fund shares in certificate form may receive certificates representing the Corresponding Shares of Global Allocation credited to their account in respect of such Balanced Fund shares by sending the certificates to the Transfer Agent accompanied by a written request for such exchange.

  Since the Corresponding Shares of Global Allocation would be issued at net asset value in exchange for the net assets of Balanced Fund having a value equal to the aggregate net asset value of those shares of Balanced Fund, the net asset value per share of Global Allocation should remain virtually unchanged solely as a result of the Reorganization. Thus, the Reorganization should result in virtually no dilution of net asset value of Global Allocation immediately following consummation of the Reorganization. However, as a result of the Reorganization, a shareholder of Balanced Fund likely would hold a reduced percentage of ownership in Global Allocation than he did in Balanced Fund prior to the Reorganization.

PROCEDURE

  On October 13, 1995, the Board of Directors of Balanced Fund, including all of the Directors who are not "interested persons," as defined by the Investment Company Act, approved the Agreement and Plan of Reorganization and the submission of such Agreement and Plan to Balanced Fund shareholders for approval. The Board of Directors of Global Allocation, including all of the Directors who are not interested persons, approved the Agreement and Plan of Reorganization on October 2, 1995.

  If the shareholders of Balanced Fund approve the Reorganization and all required regulatory approvals are obtained, the Reorganization will take place as early as possible in calendar year 1996.

  THE BOARD OF DIRECTORS OF BALANCED FUND RECOMMENDS THAT BALANCED FUND SHAREHOLDERS APPROVE THE AGREEMENT AND PLAN OF REORGANIZATION.

TERMS OF THE AGREEMENT AND PLAN OF REORGANIZATION

  The following is a summary of the significant terms of the Agreement and Plan of Reorganization. This summary is qualified in its entirety by reference to the Agreement and Plan of Reorganization, attached hereto as Exhibit I.

  Valuation of Assets and Liabilities. The respective assets of Balanced Fund and Global Allocation will be valued as of the Valuation Time. The assets in each Fund will be valued according to the procedures set forth under "Additional Information--Determination of Net Asset Value" in the Global Allocation Prospectus. Purchase orders for Balanced Fund shares which have not been confirmed as of the Valuation Time will be treated as assets of Balanced Fund for purposes of the Reorganization; redemption requests which have not settled as of the Valuation Time will be treated as liabilities for purposes of the Reorganization.

  Distribution of Global Allocation Shares. On the next full business day following the Valuation Time (the "Exchange Date"), Global Allocation will issue to Balanced Fund a number of shares the aggregate net asset value of which will equal the aggregate net asset value of shares of Balanced Fund as of the Valuation Time. Each holder of Balanced Fund shares will receive, in exchange for his proportionate interest in Balanced Fund, Corresponding Shares of Global Allocation of the same class and having the same aggregate net asset value as the Balanced Fund shares held by such shareholder as of the Valuation Time.

  Expenses. The expenses of the Reorganization that are directly attributable to each Fund and the conduct of its business will be deducted from the assets of that Fund as of the Valuation Time. These expenses are expected to include the expenses incurred in preparing materials to be distributed to each Fund's board, legal fees incurred in preparing each Fund's board materials, attending each Fund's board meetings and preparing the minutes and accounting fees associated with each Fund's financial statements. The expenses of the Reorganization that are attributable to the transaction itself, including expenses in connection with obtaining the IRS ruling, will be borne pro rata by each Fund according to its net assets as of the Valuation Time. These expenses are expected to include expenses incurred in connection with the preparation of the Agreement and Plan of Reorganization and the Registration Statement on Form N-14 (including the Prospectus and Proxy Statement), Securities and Exchange Commission and state securities commission filing fees and legal and audit fees in connection with the Reorganization. Expenses associated with the dissolution of Balanced Fund under Maryland law and termination of its registration under the Investment Company Act will be borne by Balanced Fund.

  Required Approvals. Under Balanced Fund's Articles of Incorporation (as amended to date) and relevant Maryland law, shareholder approval of the Agreement and Plan of Reorganization requires the affirmative vote of Balanced Fund shareholders representing a majority of the total number of votes entitled to be cast thereon.

  Deregistration and Dissolution. Following the transfer of the assets and liabilities of Balanced Fund to Global Allocation and the distribution of Corresponding Shares of Global Allocation to Balanced Fund shareholders, Balanced Fund will terminate its registration under the Investment Company Act and its incorporation under Maryland law and will withdraw its authority to do business in any state where it is required to do so.

  Amendments and Conditions. The Agreement and Plan of Reorganization may be amended at any time prior to the Exchange Date with respect to any of the terms therein. The obligations of Balanced Fund and Global Allocation pursuant to the Agreement and Plan of Reorganization are subject to various conditions, including a registration statement on Form N-14 being declared effective by the Securities and Exchange Commission, approval of the Reorganization by Balanced Fund shareholders, a favorable IRS ruling being received as to tax matters, an opinion of counsel being received as to securities matters and the continuing accuracy of various representations and warranties of Balanced Fund and Global Allocation being confirmed by the respective parties.

  Postponement, Termination. Under the Agreement and Plan of Reorganization, the Board of Directors of either Balanced Fund or Global Allocation may cause the Reorganization to be postponed or abandoned should either Board determine that it is in the best interests of the shareholders of either Balanced Fund or Global Allocation, respectively, to do so. The Agreement and Plan of Reorganization may be terminated, and the Reorganization abandoned at any time, whether before or after adoption thereof by the Balanced Fund shareholders, prior to the Exchange Date or the Exchange Date may be postponed: (i) by mutual consent of the Boards of Directors of Balanced Fund and Global Allocation; (ii) by the Board of Directors of Balanced Fund if any condition to Balanced Fund's obligations has not been fulfilled or waived by such Board; or (iii) by the Board of Directors of Global Allocation if any condition to Global Allocation's obligations has not been fulfilled or waived by such Board.

POTENTIAL BENEFITS TO BALANCED FUND SHAREHOLDERS AS A RESULT OF THE
REORGANIZATION

  The Board of Directors of Balanced Fund has identified certain potential benefits to Balanced Fund shareholders that are likely to result from the Reorganization. First, following the Reorganization, Balanced Fund shareholders will remain invested in an open-end fund that has an investment objective similar to that of Balanced Fund, although not identical. In addition, Balanced Fund shareholders are likely to experience certain additional benefits, including lower expenses per share, economies of scale and greater flexibility in portfolio management.

  Specifically, although after the Reorganization, on a pro forma combined basis, Global Allocation will pay an advisory fee to MLAM at a higher annual effective rate than that paid by Balanced Fund, the total operating expenses of Global Allocation after the Reorganization, as a percentage of net assets, would be less than the current operating expenses for Balanced Fund. This could potentially result in higher earnings per share for Balanced Fund shareholders. In particular, certain fixed costs, such as costs of printing shareholders reports and proxy statements, legal expenses, audit fees, registration fees, mailing costs and other expenses would be spread across a larger asset base, thereby lowering the expense ratio borne by Balanced Fund shareholders. To illustrate the potential economies of scale, on August 31, 1995, the total operating expense ratio for Balanced Fund (excluding class specific distribution and account maintenance fees) was 1.01% (based on net assets of $647 million), and the total operating expense ratio for Global Allocation (excluding class specific distribution and account maintenance fees) was 0.91% (based on net assets of $8.4 billion). If the Reorganization had taken place on that date, the total operating expense ratio on a pro forma basis for the combined fund (excluding class specific distribution and account maintenance fees) would have been 0.90% (based on net assets of $9.1 billion).

  The following table sets forth the net assets of Balanced Fund and Global Allocation for each Fund's last three fiscal years.

            BALANCED FUND
            -------------
PERIOD                    NET ASSETS
------                   ------------
Year ended 9/30/93...... $871,642,908
Year ended 9/30/94...... $749,798,690
Year ended 9/30/95...... $651,307,064

           GLOBAL ALLOCATION
           -----------------
PERIOD                     NET ASSETS
------                   --------------
Year ended 10/31/93..... $5,217,350,809
Year ended 10/31/94..... $7,827,351,042
Year ended 10/31/95..... $8,535,190,459

  The Board of Directors of Balanced Fund considered that Global Allocation's net assets have been steadily increasing over the past several years, while Balanced Fund's net assets have been decreasing over the same period. Were these trends to continue, the Board considered that Global Allocation may experience increasing economies of scale which, as a result, may have the effect of reducing its overall operating expense ratio, while Balanced Fund may experience the opposite result, that is, a higher operating expense ratio due to a continuing reduction in assets. Although there can be no assurance that the foregoing would in fact occur, the Board determined that the potential economies of scale that may be realized as a result of the Reorganization would be beneficial to Balanced Fund shareholders.

  In addition, the Board of Directors of Balanced Fund considered that the Reorganization may potentially provide increased flexibility to MLAM in managing Balanced Fund's assets as part of Global Allocation since Global Allocation is organized as a non-diversified fund. As a non-diversified fund, Global Allocation is not limited by the Investment Company Act in (i) the proportion of its assets that it may invest in the securities of a single issuer (excluding U.S. Government securities) or (ii) the amount of voting securities of a single issuer (excluding U.S. Government securities) that it may purchase. In this regard, the Board of Directors of Balanced Fund considered it potentially advantageous that, unlike Balanced Fund, Global Allocation does not have to forego attractive investment opportunities, or alternatively liquidate existing positions prematurely to take advantage of such opportunities, in order to stay within the diversification limits of the Investment Company Act. Global Allocation would, however, continue to comply with the diversification requirements under the Code. See "Comparison of Funds--Other Investment Policies--Non-Diversified Status."

  The Board of Directors of Balanced Fund also considered the difference in the risks associated with certain of the investment strategies used by Global Allocation which are not used by Balanced Fund.

  Based on the foregoing, the Board concluded that the Reorganization presents no significant risks or costs (including legal, accounting and administrative costs) that would outweigh the benefits discussed above.

  In approving the Reorganization, the Board of Directors of Balanced Fund determined that the interests of existing shareholders of Balanced Fund would not be diluted as a result of the Reorganization.

TAX CONSEQUENCES OF THE REORGANIZATION

  General. The Reorganization has been structured with the intention that it qualify for Federal income tax purposes as a tax-free reorganization under
Section 368(a)(1)(C) of the Code. Balanced Fund and Global Allocation have elected and qualified for the special tax treatment afforded "regulated investment companies" under the Code, and Global Allocation intends to continue to so qualify after the Reorganization. Balanced Fund and Global Allocation have jointly requested a private letter ruling from the IRS to the effect that for Federal income tax purposes: (i) the Reorganization, as described, will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Code and Balanced Fund and Global Allocation will each be deemed a "party" to the Reorganization within the meaning of Section 368(b); (ii) in accordance with Section 354(a)(1) of the Code, no gain or loss will be recognized by the shareholders of Balanced Fund upon the receipt of Corresponding Shares of Global Allocation in the Reorganization solely in exchange for their shares of Balanced Fund; (iii) in accordance with Section 358 of the Code, immediately after the Reorganization, the tax basis of the Corresponding Shares of Global Allocation received by the shareholders of Balanced Fund in the Reorganization will be equal, in the aggregate, to the tax basis of the shares of Balanced Fund surrendered in exchange; (iv) in accordance with Section 1223 of the Code, the holding period of the Corresponding Shares of Global Allocation received by shareholders of Balanced Fund in the Reorganization will include the holding period of the shares of Balanced Fund immediately prior to the liquidation of Balanced Fund (provided that at the time of the Reorganization the shares of Balanced Fund were held as capital assets); (v) in accordance with Section 361(a) of the Code, no gain or loss will be recognized by Balanced Fund on the asset transfer solely in exchange for Global Allocation shares or on the distribution of Global Allocation shares to Balanced Fund shareholders under
Section 361(c)(1); (vi) under Section 1032 of the Code, no gain or loss will be recognized by Global Allocation on the exchange of its shares for Balanced Fund assets; (vii) in accordance with Section 362(b) of the Code, the tax basis of the assets of Balanced Fund in the hands of Global Allocation will be the same as the tax basis of such assets in the hands of Balanced Fund immediately prior to the Reorganization; (viii) in accordance with Section 1223 of the Code, the holding period of the transferred assets in the hands of Global Allocation will include the holding period of such assets in the hands of Balanced Fund; and
(ix) the taxable year of Balanced Fund will end on the effective date of the Reorganization and pursuant to Section 381(a) of the Code and regulations thereunder, Global Allocation will succeed to and take into account certain tax attributes of Balanced Fund, such as earnings and profits, capital loss carryovers and method of accounting.

  To the extent Global Allocation has unrealized capital gains at the time of the Reorganization, Balanced Fund shareholders may incur taxable gains in the year that Global Allocation realizes and distributes those gains. This will be true notwithstanding that the unrealized gains were reflected in the price of Global Allocation shares at the time they were exchanged for assets of Balanced Fund in the Reorganization. Conversely, shareholders of Global Allocation will share in unrealized capital gains of Balanced Fund after the Reorganization and bear a tax consequence on the subsequent realization of such gains. Shareholders should consult their tax advisers regarding the effect of the Reorganization in light of their individual circumstances. As the foregoing relates only to Federal income tax consequences, shareholders also should consult their tax advisers as to the foreign, state and local tax consequences of the Reorganization.

  Status as a Regulated Investment Company. Both Balanced Fund and Global Allocation have elected to be taxed as regulated investment companies under Sections 851-855 of the Code, and after the Reorganization Global Allocation intends to continue to operate so as to qualify as a regulated investment company.

CAPITALIZATION

  The following table sets forth as of August 31, 1995: (i) the capitalization of Balanced Fund, (ii) the capitalization of Global Allocation and (iii) the pro forma capitalization of the Combined Fund as adjusted to give effect to the Reorganization.

 PRO FORMA CAPITALIZATION OF BALANCED FUND, GLOBAL ALLOCATION AND COMBINED FUND
                             AS OF AUGUST 31, 1995

                                             BALANCED FUND
                         ------------------------------------------------------
                            CLASS A        CLASS B       CLASS C     CLASS D
                         -------------- -------------- ----------- ------------
Total Net Assets:....... $   29,857,290 $  157,693,117 $ 1,055,190 $458,866,195
Shares Outstanding:.....      2,639,705     13,709,635      92,924   40,633,328
 Net Asset Value Per
  Share:................ $        11.31 $        11.50 $     11.36 $      11.29
                                           GLOBAL ALLOCATION
                         ------------------------------------------------------
                            CLASS A        CLASS B       CLASS C     CLASS D
                         -------------- -------------- ----------- ------------
Total Net Assets:....... $1,482,057,759 $6,623,039,071 $84,122,546 $227,992,458
Shares Outstanding:.....    105,504,531    477,178,598   6,093,041   16,238,582
 Net Asset Value Per
  Share:................ $        14.05 $        13.88 $     13.81 $      14.04
                                             COMBINED FUND
                         ------------------------------------------------------
ADJUSTED*                   CLASS A        CLASS B       CLASS C     CLASS D
---------                -------------- -------------- ----------- ------------
Total Net Assets:....... $1,511,915,049 $6,780,732,188 $85,177,736 $686,858,653
Shares Outstanding:.....    107,630,008    488,540,116   6,169,469   48,920,962
 Net Asset Value Per
  Share:................ $        14.05 $        13.88 $     13.81 $      14.04

--------
* Total Net Assets and Net Asset Value Per Share includes the aggregate value of Balanced Fund's net assets which would have been transferred to Global Allocation had the Reorganization been consummated on August 31, 1995. Data does not take into account expenses incurred in connection with the Reorganization or the actual number of shares that would have been issued. No assurance can be given as to how many shares of Global Allocation the Balanced Fund shareholders will receive on the date the Reorganization takes place, and the foregoing should not be relied upon to reflect the number of shares of Global Allocation that actually will be received on or after such date.

                   INFORMATION CONCERNING THE SPECIAL MEETING

DATE, TIME AND PLACE OF MEETING

  The Meeting will be held on December 21, 1995, at the offices of Merrill Lynch Asset Management, L.P., 800 Scudders Mill Road, Plainsboro, New Jersey at 9:00 A.M., New York time.

SOLICITATION, REVOCATION AND USE OF PROXIES

  A shareholder executing and returning a proxy has the power to revoke it at any time prior to its exercise by executing a superseding proxy or by submitting a notice of revocation to the Secretary of Balanced Fund.

Although mere attendance at the Meeting will not revoke a proxy, a shareholder present at the Meeting may withdraw his proxy and vote in person.

  All shares represented by properly executed proxies, unless such proxies previously have been revoked, will be voted at the Meeting in accordance with the directions on the proxies; if no direction is indicated on a properly executed proxy, such shares will be voted "FOR" the approval of the Agreement and Plan of Reorganization.

  It is not anticipated that any matters other than the adoption of the Agreement and Plan of Reorganization will be brought before the Meeting. If, however, any other business properly is brought before the Meeting, proxies will be voted in accordance with the judgment of the persons designated on such proxies.

RECORD DATE AND OUTSTANDING SHARES

  Only holders of record of shares of Balanced Fund at the close of business on October 31, 1995 (the "Record Date") are entitled to vote at the Meeting or any adjournment thereof. At the close of business on the Record Date, there were 88,741 shares of Balanced Fund common stock issued and outstanding and entitled to vote as follows: 3,669 Class A shares, 19,458 Class B shares, 133 Class C shares and 65,481 Class D shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF BALANCED FUND AND GLOBAL ALLOCATION

  To the knowledge of Balanced Fund, as of November 8, 1995, no person or entity owns beneficially or of record 5% or more of any class of shares of Balanced Fund or of all classes of Balanced Fund shares in the aggregate.

  At August 31, 1995, the Directors and officers of Balanced Fund as a group (11 persons) owned an aggregate of less than 1% of the outstanding shares of Balanced Fund. At such date, Mr. Zeikel, a Director and officer of Balanced Fund, and the other Directors and officers of Balanced Fund owned an aggregate of less than 1% of the outstanding shares of common stock of ML & Co.

  To the knowledge of Global Allocation, as of November 8, 1995, no person or entity owns beneficially or of record 5% or more of any class of shares of Global Allocation or of all classes of Global Allocation shares in the aggregate.

  As of August 31, 1995, the officers and Directors of Global Allocation as a group (12 persons) owned an aggregate of less than 1% of the outstanding shares of Global Allocation. At such date, Mr. Zeikel, a Director and officer of Global Allocation, and the other Directors and officers of Global Allocation owned less than 1% of the outstanding shares of stock of ML & Co.

VOTING RIGHTS AND REQUIRED VOTE

  For purposes of this Proxy Statement and Prospectus, each share of each class of Balanced Fund is entitled to one vote. Approval of the Agreement and Plan of Reorganization requires the affirmative vote of Balanced Fund shareholders representing a majority of the total votes entitled to be cast thereon, with all shares voting as a single class.

  Under Maryland law, shareholders of a registered open-end investment company such as Balanced Fund are not entitled to demand the fair value of their shares upon a transfer of assets and will be bound by the terms of the Reorganization if approved at the Meeting. However, any shareholder of Balanced Fund may redeem his Balanced Fund shares prior to the Reorganization.

  A quorum for purposes of the Meeting consists of a majority of the shares entitled to vote at the Meeting, present in person or by proxy. If, by the time scheduled for the Meeting, a quorum of Balanced Fund's shareholders is not present or if a quorum is present but sufficient votes in favor of the Agreement and Plan of Reorganization are not received from the shareholders of Balanced Fund, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies from shareholders. Any such adjournment will require the affirmative vote of a majority of the shares of Balanced Fund present in person or by proxy and entitled to vote at the session of the Meeting to be adjourned. The persons named as proxies will vote in favor of any such adjournment if they determine that adjournment and additional solicitation are reasonable and in the interests of the Fund's shareholders.

                             ADDITIONAL INFORMATION

  The expenses of preparation, printing and mailing of the enclosed form of proxy, the accompanying Notice and this Proxy Statement and Prospectus will be borne by Global Allocation and Balanced Fund pro rata according to the aggregate net assets of each Fund's portfolio on the date of Reorganization. Such expenses are currently estimated to be $375,000.

  Global Allocation and Balanced Fund likewise will reimburse banks, brokers and others for their reasonable expenses in forwarding proxy solicitation materials to the beneficial owners of shares of Balanced Fund and certain persons that Balanced Fund may employ for their reasonable expenses in assisting in the solicitation of proxies from such beneficial owners of shares of Balanced Fund.

  In order to obtain the necessary quorum at the Meeting, supplementary solicitation may be made by mail, telephone, telegraph or personal interview by officers of the Fund. Balanced Fund and Global Allocation also may hire proxy solicitors at their expense. It is expected that the cost of such supplementary solicitation, if any, will be nominal. Balanced Fund and Global Allocation have retained, at their expense, Tritech Services, an affiliate of ML & Co., with offices at 4 Corporate Place, Piscataway, New Jersey, to aid in the solicitation of proxies from holders of shares held in nominee or "street" name at a cost of approximately $2,000, plus out-of-pocket expenses.

  Broker-dealer firms, including Merrill Lynch, holding Fund shares in "street name" for the benefit of their customers and clients will request the instructions of such customers and clients on how to vote their shares before the Meeting. Broker-dealer firms, including Merrill Lynch, will not be permitted to vote without instructions with respect to the approval of the Agreement and Plan of Reorganization. Properly executed proxies which are returned but which are marked "abstain" or with respect to which a broker-dealer has received no instructions and therefore has declined to vote on the proposal ("broker non-votes") will be counted as present for the purposes of determining a quorum. However, abstentions and broker non-votes will have the same effect as a vote against the Agreement and Plan of Reorganization.

  This Proxy Statement and Prospectus does not contain all of the information set forth in the registration statements and the exhibits relating thereto which Balanced Fund and Global Allocation, respectively, have filed with the Securities and Exchange Commission, under the Securities Act and the Investment Company Act, to which reference is hereby made.

  Balanced Fund and Global Allocation both are subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith, file reports and other information with the Securities and Exchange Commission. Reports, proxy statements, registration statements and other information filed by Balanced Fund and Global Allocation can be inspected and copied at the public reference facilities of the Securities and Exchange Commission in Washington, D.C. and at the New York Regional Office of the Securities and Exchange Commission at Seven World Trade Center, New York, New York 10048. Copies of such materials also can be obtained by mail from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549, at prescribed rates.

                               LEGAL PROCEEDINGS

  There are no material legal proceedings to which Balanced Fund or Global Allocation is a party.

                                 LEGAL OPINIONS

  Certain legal matters in connection with the Reorganization will be passed upon for Balanced Fund by Shereff, Friedman, Hoffman and Goodman, LLP, 919 Third Avenue, New York, New York ("Shereff, Friedman") and for Global Allocation by Brown & Wood, One World Trade Center, New York, New York. Each of Shereff, Friedman and Brown & Wood will rely as to matters of Maryland law on the opinion of Galland, Kharasch, Morse & Garfinkle, P.C., Canal Square, 1054 Thirty-First Street, N.W., Washington, D.C.

                                    EXPERTS

  The financial highlights of Balanced Fund and Global Allocation included in this Proxy Statement and Prospectus have been so included in reliance on the reports of Deloitte & Touche LLP, independent auditors, given on their authority as experts in auditing and accounting. The principal business address of Deloitte & Touche LLP is 117 Campus Drive, Princeton, New Jersey 08540.

                             SHAREHOLDER PROPOSALS

  A shareholder proposal intended to be presented at any subsequent meeting of shareholders of Balanced Fund must be received by Balanced Fund in a reasonable time before the Board of Directors solicitation relating to such meeting is to be made in order to be considered in Balanced Fund's proxy statement and form of proxy relating to the meeting.

                                      By Order of the Board of Directors of
                                       Balanced Fund,

                                      Jerry Weiss
                                       Secretary

                                                                       EXHIBIT I

                      AGREEMENT AND PLAN OF REORGANIZATION

  THIS AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is made as of the 20th day of November, 1995, by and between Merrill Lynch Balanced Fund for Investment and Retirement, Inc., a Maryland corporation ("Balanced Fund"), and Merrill Lynch Global Allocation Fund, Inc., a Maryland corporation ("Global Allocation").

                             PLAN OF REORGANIZATION

  The reorganization will comprise the acquisition by Global Allocation of substantially all of the assets, and the assumption of substantially all of the liabilities, of Balanced Fund in exchange solely for an equal aggregate value of newly issued shares of Global Allocation's common stock, with a par value of $.10 per share, and the subsequent distribution of Corresponding Shares (defined below) of Global Allocation to Balanced Fund shareholders in exchange for their shares of common stock of Balanced Fund, with a par value of $.01 per share, all upon and subject to the terms hereinafter set forth (the "Reorganization").

  In the course of the Reorganization, shares of Global Allocation will be distributed to Balanced Fund shareholders as follows: each holder of Balanced Fund shares will be entitled to receive shares of that class of shares of Global Allocation having the same letter designation (e.g., Class A, Class B, Class C or Class D), and the same distribution fees, account maintenance fees and sales charges (including contingent deferred sales charges), if any ("Corresponding Shares"), as the shares of Balanced Fund owned by such shareholder as of the Valuation Time (as defined in Section 3(c) of this Agreement). The aggregate net asset value of the Corresponding Shares of Global Allocation to be received by each shareholder of Balanced Fund will equal the aggregate net asset value of the Balanced Fund shares owned by such shareholder as of the Valuation Time. In consideration therefor, on the Exchange Date (as defined in Section 7 of this Agreement), Global Allocation shall acquire substantially all of the assets of Balanced Fund and assume substantially all of Balanced Fund's obligations and liabilities then existing, whether absolute, accrued, contingent or otherwise. It is intended that the Reorganization described in this Plan shall be a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the "Code"), and any successor provision.

  As promptly as practicable after the liquidation of Balanced Fund pursuant to the Reorganization, Balanced Fund shall be dissolved in accordance with the laws of the State of Maryland and will terminate its registration under the Investment Company Act of 1940, as amended (the "1940 Act").

                                   AGREEMENT

  In order to consummate the Reorganization and in consideration of the premises and the covenants and agreements hereinafter set forth, and intending to be legally bound, Balanced Fund and Global Allocation hereby agree as follows:

  1. Representations and Warranties of Balanced Fund.

  Balanced Fund represents and warrants to, and agrees with, Global Allocation that:

    (a) Balanced Fund is a corporation duly organized, validly existing and in good standing in conformity with the laws of the State of Maryland, and has the power to own all of its assets and to carry out this Agreement. Balanced Fund has all necessary Federal, state and local authorizations to carry on its business as it is now being conducted and to carry out this Agreement.

    (b) Balanced Fund is duly registered under the 1940 Act as a diversified, open-end management investment company (File No. 811-4035), and such registration has not been revoked or rescinded and is in full force and effect. Balanced Fund has elected and qualified for the special tax treatment afforded regulated investment companies ("RICs") under Sections 851-855 of the Code at all times since its inception and intends to continue to so qualify for its taxable year ending upon the liquidation of Balanced Fund.

    (c) As used in this Agreement, the term "Investments" shall mean (i) the investments of Balanced Fund shown on the schedule of its investments as of the Valuation Time furnished to Global Allocation, with such additions thereto and deletions therefrom as may have arisen in the course of Balanced Fund's business up to the Valuation Time; and (ii) all other assets owned by Balanced Fund or liabilities incurred as of the Valuation Time, except that Balanced Fund shall retain cash, bank deposits or cash equivalent securities in an estimated amount necessary to (1) discharge its unpaid liabilities on its books at the Valuation Time (including, but not limited to, its income dividend and capital gains distributions, if any, payable for the period prior to the Valuation Time), and (2) pay such contingent and other liabilities as the Directors of Balanced Fund reasonably shall deem to exist against the Fund, if any, at Valuation Time, for which contingent and other appropriate liability reserves shall be established on Balanced Fund's books. Balanced Fund also shall retain any and all rights which it may have over and against any other person which may have accrued up to the Valuation Time. Any unexpended portion of the foregoing funds retained by Balanced Fund shall be disbursed by Balanced Fund pro rata to its shareholders upon dissolution of the Fund as a final liquidating dividend.

    (d) Balanced Fund has full power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement has been duly authorized by all necessary action of its Board of Directors, and this Agreement constitutes a valid and binding contract enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, moratorium, fraudulent conveyance and similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto.

    (e) Global Allocation has been furnished with a statement of assets and liabilities and a schedule of investments of Balanced Fund, each as of September 30, 1995, said financial statements having been examined by Deloitte & Touche LLP, independent public accountants. An unaudited statement of assets and liabilities of Balanced Fund and an unaudited schedule of investments of Balanced Fund, each as of the Valuation Time, will be furnished to Global Allocation at or prior to the Exchange Date for the purpose of determining the number of shares of Global Allocation to be issued pursuant to Section 4 of this Agreement; and each will fairly present the financial position of Balanced Fund as of the Valuation Time in conformity with generally accepted accounting principles applied on a consistent basis.

    (f) Global Allocation has been furnished with Balanced Fund's Semi-Annual Report to Shareholders for the six months ended March 31, 1995, and the unaudited financial statements appearing therein fairly present the financial position of Balanced Fund as of the respective dates indicated, in conformity with generally accepted accounting principles applied on a consistent basis.

    (g) Global Allocation has been furnished with the prospectus and statement of additional information of Balanced Fund, dated January 31, 1995, said prospectus and statement of additional information do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

    (h) There are no material legal, administrative or other proceedings pending or, to the knowledge of Balanced Fund, threatened against Balanced Fund which assert liability on the part of Balanced Fund or which materially affect its financial condition or its ability to consummate the Reorganization. Balanced Fund is not charged with or, to the best of its knowledge, threatened with any violation or investigation of any possible violation of any provisions of any Federal, state or local law or regulation or administrative ruling relating to any aspect of its business.

    (i) There are no material contracts outstanding to which Balanced Fund is a party that have not been disclosed in the N-14 Registration Statement (as defined in subsection (o) below) or will not otherwise be disclosed to Global Allocation prior to the Valuation Time.

    (j) Balanced Fund is not a party to or obligated under any provision of its Articles of Incorporation, as amended, or its by-laws, as amended, or any contract or other commitment or obligation, and is not subject to any order or decree which would be violated by its execution of or performance under this Agreement.

    (k) Balanced Fund has no known liabilities of a material amount, contingent or otherwise, other than those shown on its statements of assets and liabilities referred to above, those incurred in the ordinary course of its business as an investment company since September 30, 1995, and those incurred in connection with the Reorganization. As of the Valuation Time, Balanced Fund will advise Global Allocation in writing of all known liabilities, contingent or otherwise, whether or not incurred in the ordinary course of business, existing or accrued as of such time.

    (l) Balanced Fund has filed, or has obtained extensions to file, all Federal, state and local tax returns which are required to be filed by it, and has paid or has obtained extensions to pay, all Federal, state and local taxes shown on said returns to be due and owing and all assessments received by it, up to and including the taxable year in which the Exchange Date occurs. All tax liabilities of Balanced Fund have been adequately provided for on its books, and no tax deficiency or liability of Balanced Fund has been asserted and no question with respect thereto has been raised by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid, up to and including the taxable year in which the Exchange Date occurs.

    (m) At both the Valuation Time and the Exchange Date, Balanced Fund will have full right, power and authority to sell, assign, transfer and deliver the Investments. At the Exchange Date, subject only to the delivery of the Investments as contemplated by this Agreement, Balanced Fund will have good and marketable title to all of the Investments, and Global Allocation will acquire all of the Investments free and clear of any encumbrances, liens or security interests and without any restrictions upon the transfer thereof (except those imposed by the Federal or state securities laws and those imperfections of title or encumbrances as do not materially detract from the value or use of the Investments or materially affect title thereto).

    (n) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by Balanced Fund of the Reorganization, except such as may be required under the Securities Act of 1933, as amended (the "1933 Act"), the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act or state securities laws (which term as used herein shall include the laws of the District of Columbia and Puerto Rico).

    (o) The registration statement filed by Global Allocation on Form N-14 relating to the shares of Global Allocation to be issued pursuant to this Agreement which includes the proxy statement of Balanced Fund and the prospectus of Global Allocation with respect to the transaction contemplated herein, and any supplement or amendment thereto or to the documents therein (as amended, the "N-14 Registration Statement"), on the effective date of the N-14 Registration Statement, at the time of the shareholders' meeting referred to in Section 6(a) of this Agreement and on the Exchange Date, insofar as it relates to Balanced Fund (i) complied or will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder, and
  (ii) did not or will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and the prospectus included therein did not or will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall apply only to statements in or omissions from the N-14 Registration Statement made in reliance upon and in conformity with information furnished by Balanced Fund for use in the N-14 Registration Statement as provided in Section 11 of this Agreement.

    (p) Balanced Fund is authorized to issue 2,000,000,000 shares of common stock, par value $.01 per share, divided into four classes, designated Class A, Class B, Class C and Class D Common Stock, each of which consists of 500,000,000 shares, each outstanding share of which is fully paid, and nonassessable and has full voting rights.

    (q) The books and records of Balanced Fund made available to Global Allocation and/or its counsel are substantially true and correct and contain no material misstatements or omissions with respect to the operations of Balanced Fund.

    (r) Balanced Fund will not sell or otherwise dispose of any of the shares of Global Allocation to be received in the Reorganization, except in distribution to the shareholders of Balanced Fund.

  2. Representations and Warranties of Global Allocation.

  Global Allocation represents and warrants to, and agrees with, Balanced Fund that:

    (a) Global Allocation is a corporation duly organized, validly existing and in good standing in conformity with the laws of the State of Maryland, and has the power to own all of its assets and to carry out this Agreement. Global Allocation has all necessary Federal, state and local authorizations to carry on its business as it is now being conducted and to carry out this Agreement.

    (b) Global Allocation is duly registered under the 1940 Act as a non-diversified, open-end management investment company (File No. 811-5576), and such registration has not been revoked or rescinded and is in full force and effect. Global Allocation has elected and qualified for the special tax treatment afforded RICs under Sections 851-855 of the Code at all times since its inception, and intends to continue to so qualify both until consummation of the Reorganization and thereafter.

    (c) Balanced Fund has been furnished with a statement of assets and liabilities and a schedule of investments of Global Allocation, each as of October 31, 1994, said financial statements having been examined by Deloitte & Touche LLP, independent public accountants. An unaudited statement of assets and liabilities of Global Allocation and an unaudited schedule of investments of Global Allocation, each as of the Valuation Time, will be furnished to Balanced Fund at or prior to the Exchange Date for the purpose of determining the number of shares of Global Allocation to be issued pursuant to Section 4 of this Agreement; and each will fairly present the financial position of Global Allocation as of the Valuation Time in conformity with generally accepted accounting principles applied on a consistent basis.

    (d) Balanced Fund has been furnished with the prospectus and statement of additional information of Global Allocation, dated February 27, 1995, and said prospectus and statement of additional information do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

    (e) Balanced Fund has been furnished with Global Allocation's Semi-Annual Report to Shareholders for the six months ended April 30, 1995, and the unaudited financial statements appearing therein fairly present the financial position of Global Allocation as of the respective dates indicated, in conformity with generally accepted accounting principles applied on a consistent basis.

    (f) Global Allocation has full power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement has been duly authorized by all necessary action of its Board of Directors and this Agreement constitutes a valid and binding contract enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, moratorium, fraudulent conveyance and similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto.

    (g) There are no material legal, administrative or other proceedings pending or, to the knowledge of Global Allocation, threatened against Global Allocation which assert liability on the part of Global Allocation or which materially affect its financial condition or its ability to consummate the

  Reorganization. Global Allocation is not charged with or, to the best of its knowledge, threatened with any violation or investigation of any possible violation of any provisions of any Federal, state or local law or regulation or administrative ruling relating to any aspect of its business.

    (h) Global Allocation is not a party to or obligated under any provision of its Articles of Incorporation, as amended, or its by-laws, as amended, or any contract or other commitment or obligation, and is not subject to any order or decree which would be violated by its execution of or performance under this Agreement.

    (i) There are no material contracts outstanding to which Global Allocation is a party that have not been disclosed in the N-14 Registration Statement or will not otherwise be disclosed to Balanced Fund prior to the Valuation Time.

    (j) Global Allocation has no known liabilities of a material amount, contingent or otherwise, other than those shown on Global Allocation's statements of assets and liabilities referred to above, those incurred in the ordinary course of its business as an investment company since October 31, 1994 and those incurred in connection with the Reorganization. As of the Valuation Time, Global Allocation will advise Balanced Fund in writing of all known liabilities, contingent or otherwise, whether or not incurred in the ordinary course of business, existing or accrued as of such time.

    (k) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by Global Allocation of the Reorganization, except such as may be required under the 1933 Act, the 1934 Act, the 1940 Act or state securities laws.

    (l) The N-14 Registration Statement, on its effective date, at the time of the shareholders' meeting referred to in Section 6(a) of this Agreement and at the Exchange Date, insofar as it relates to Global Allocation (i) complied or will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder and (ii) did not or will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and the prospectus included therein did not or will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection only shall apply to statements in or omissions from the N-14 Registration Statement made in reliance upon and in conformity with information furnished by Global Allocation for use in the N-14 Registration Statement as provided in
  Section 11 of this Agreement.

    (m) Global Allocation is authorized to issue 2,200,000,000 shares of common stock, par value $.10 per share, divided into four classes, designated Class A, Class B, Class C and Class D Common Stock, of which Class A and Class C each consist of 200,000,000 shares and Class B and Class D each consist of 900,000,000 shares, each outstanding share of which is fully paid and nonassessable and has full voting rights.

    (n) The Global Allocation shares to be issued to Balanced Fund pursuant to this Agreement will have been duly authorized and, when issued and delivered pursuant to this Agreement, will be legally and validly issued and will be fully paid and nonassessable and will have full voting rights, and no shareholder of Global Allocation will have any preemptive right of subscription or purchase in respect thereof.

    (o) At or prior to the Exchange Date, the Global Allocation shares to be transferred to Balanced Fund on the Exchange Date will be duly qualified for offering to the public in all states of the United States in which the sale of shares of Global Allocation presently are qualified, and there are a sufficient number of such shares registered under the 1933 Act and with each pertinent state securities commission to permit the transfers contemplated by this Agreement to be consummated.

    (p) At or prior to the Exchange Date, Global Allocation will have obtained any and all regulatory, Director and shareholder approvals, necessary to issue the shares of Global Allocation to Balanced Fund.

  3. The Reorganization.

    (a) Subject to receiving the requisite approval of the shareholders of Balanced Fund, and to the other terms and conditions contained herein, Balanced Fund agrees to convey, transfer and deliver to Global Allocation for the benefit of Global Allocation, and Global Allocation agrees to acquire from Balanced Fund for the benefit of Global Allocation, on the Exchange Date all of the Investments (including interest accrued as of the Valuation Time on debt instruments) of Balanced Fund, and assume substantially all of the liabilities of Balanced Fund, in exchange solely for that number of shares of Global Allocation provided in Section 4 of this Agreement. Pursuant to this Agreement, as soon as practicable Balanced Fund will distribute all Global Allocation shares received by it to its shareholders in exchange for their corresponding Balanced Fund shares. Such distribution shall be accomplished by the opening of shareholder accounts on the stock ledger records of Global Allocation in the amounts due the shareholders of Balanced Fund based on their respective holdings in Balanced Fund as of the Valuation Time.

    (b) Balanced Fund will pay or cause to be paid to Global Allocation any interest it receives on or after the Exchange Date with respect to the Investments transferred to Global Allocation hereunder.

    (c) The Valuation Time shall be 15 minutes after the close of business on the New York Stock Exchange (generally 4:00 p.m. New York time), on March 15, 1996, or such earlier or later day and time as may be mutually agreed upon in writing (the "Valuation Time").

    (d) Global Allocation will acquire substantially all of the assets of, and assume all of the known liabilities of, Balanced Fund, except that recourse for such liabilities will be limited to the net assets of Balanced Fund acquired by Global Allocation. The known liabilities of Balanced Fund as of the Valuation Time shall be confirmed in writing to Global Allocation by Balanced Fund pursuant to Section 1(k) of this Agreement.

    (e) Global Allocation and Balanced Fund will jointly file Articles of Transfer with the State Department of Assessments and Taxation of Maryland and any such other instrument as may be required by the State of Maryland to effect the transfer of Investments of Balanced Fund to Global Allocation.

    (f) Balanced Fund will be dissolved following the Exchange Date by filing Articles of Dissolution with the State Department of Assessments and Taxation of Maryland.

  4. Issuance and Valuation of Global Allocation Shares in the Reorganization.

  Full Global Allocation shares, and to the extent necessary, a fractional Global Allocation share, of an aggregate net asset value equal to the net asset value of the assets of Balanced Fund acquired, determined as hereinafter provided, reduced by the amount of liabilities of Balanced Fund assumed by Global Allocation, shall be issued by Global Allocation in exchange for such assets of Balanced Fund. The net asset value of each of Balanced Fund and Global Allocation shall be determined in accordance with the procedures described in the prospectus of Global Allocation dated February 27, 1995 as of the Valuation Time. Such valuation and determination shall be made by Global Allocation in cooperation with Balanced Fund. Global Allocation shall issue its Class A, Class B, Class C and Class D shares to Balanced Fund in four certificates or share deposit receipts (one in respect of each Class) registered in the name of Balanced Fund. Balanced Fund shall distribute Corresponding Shares of Global Allocation to its shareholders by redelivering such certificates to Merrill Lynch Financial Data Services, Inc.

  5. Payment of Expenses.

    (a) With respect to expenses incurred in connection with the Reorganization, (i) Global Allocation shall pay all expenses incurred which are attributable solely to Global Allocation and the conduct of its business, (ii) Balanced Fund shall pay all expenses incurred which are attributable solely to Balanced Fund and the conduct of its business, and
  (iii) Balanced Fund and Global Allocation shall pay, subsequent to the Exchange Date and pro rata according to each Fund's net assets as of the Valuation Time, all expenses incurred in connection with the Reorganization, including, but not limited to, all costs related to the preparation and distribution of the N-14 Registration Statement and obtaining the private letter ruling from the Internal Revenue Service. Such fees and expenses shall include legal, accounting and state securities or blue sky fees, printing costs, filing fees, portfolio transfer taxes (if any), and any similar expenses incurred in connection with the Reorganization. Balanced Fund shall pay all expenses associated with its dissolution under Maryland law and the termination of its registration as an investment company under the 1940 Act.

    (b) If for any reason the Reorganization is not consummated, no party shall be liable to any other party for any damages resulting therefrom, including, without limitation, consequential damages.

  6. Covenants of Balanced Fund and Global Allocation.

    (a) Balanced Fund agrees to call a special meeting of its shareholders as soon as is practicable after the effective date of the N-14 Registration Statement for the purpose of considering the Reorganization as described in this Agreement, and it shall be a condition to the obligations of each of the parties hereto that the holders of a majority of the shares of Balanced Fund issued and outstanding and entitled to vote thereon, shall have approved this Agreement at such a meeting at or prior to the Valuation Time.

    (b) Balanced Fund and Global Allocation each covenants to operate its respective business as presently conducted between the date hereof and the Exchange Date.

    (c) Balanced Fund agrees that following the consummation of the Reorganization, it will dissolve in accordance with the laws of the State of Maryland and any other applicable law, it will not make any distributions of any Global Allocation shares other than to the shareholders of Balanced Fund and without first paying or adequately providing for the payment of all of Balanced Fund's liabilities not assumed by Global Allocation, if any, and on and after the Exchange Date it shall not conduct any business except in connection with its dissolution.

    (d) Balanced Fund undertakes that if the Reorganization is consummated, it will file an application pursuant to Section 8(f) of the 1940 Act for an order declaring that Balanced Fund has ceased to be a registered investment company.

    (e) Global Allocation will file the N-14 Registration Statement with the Securities and Exchange Commission (the "Commission") and will use its best efforts to provide that the N-14 Registration Statement becomes effective as promptly as practicable. Balanced Fund and Global Allocation agree to cooperate fully with each other, and each will furnish to the other the information relating to itself to be set forth in the N-14 Registration Statement as required by the 1933 Act, the 1934 Act, the 1940 Act, and the rules and regulations thereunder and the state securities or blue sky laws.

    (f) Global Allocation agrees to advise Balanced Fund promptly in writing if at any time prior to the Valuation Time the assets of Balanced Fund include any assets which Global Allocation is not permitted, or reasonably believes to be unsuitable for it, to acquire, including without limitation any security which, prior to its acquisition by Balanced Fund, Global Allocation has informed Balanced Fund is unsuitable for Global Allocation to acquire. Moreover, Global Allocation has no plan or intention to sell or otherwise dispose of the assets of Balanced Fund to be acquired in the Reorganization, except for dispositions made in the ordinary course of business.

    (g) Balanced Fund and Global Allocation each agrees that by the Exchange Date all of its Federal and other tax returns and reports required to be filed on or before such date shall have been filed and all taxes shown as due on said returns either have been paid or adequate liability reserves have been provided for the payment of such taxes. In connection with this covenant, the funds agree to cooperate with each other in filing any tax return, amended return or claim for refund, determining a liability for taxes or a right to a refund of taxes or participating in or conducting any audit or other proceeding in respect of taxes. Global Allocation agrees to retain for a period of ten (10) years following the Exchange Date all returns, schedules and work papers and all material records or other documents relating to tax matters of Balanced Fund for its taxable period first ending after the Exchange Date and for all prior taxable periods. Any information obtained under this subsection shall be kept confidential except as otherwise may be necessary in connection with the filing of returns or claims for refund or in conducting an audit or other proceeding. After the Exchange Date, Balanced Fund shall prepare, or cause its agents to prepare, any Federal, state or local tax returns, including any Forms 1099, required to be filed by Balanced Fund with respect to Balanced Fund's final taxable year ending with its complete liquidation and for any prior periods or taxable years and further shall cause such tax returns and Forms 1099 to be duly filed with the appropriate taxing authorities. Notwithstanding the aforementioned provisions of this subsection, any expenses incurred by Balanced Fund (other than for payment of taxes) in connection with the preparation and filing of said tax returns and Forms 1099 after the Exchange Date shall be borne by Balanced Fund to the extent such expenses have been accrued by Balanced Fund in the ordinary course without regard to the Reorganization; any excess expenses shall be borne by Merrill Lynch Asset Management, L.P. ("MLAM") at the time such tax returns and Forms 1099 are prepared.

    (h) Balanced Fund agrees to mail to its shareholders of record entitled to vote at the special meeting of shareholders at which action is to be considered regarding this Agreement, in sufficient time to comply with requirements as to notice thereof, a combined Proxy Statement and Prospectus which complies in all material respects with the applicable provisions of Section 14(a) of the 1934 Act and Section 20(a) of the 1940 Act, and the rules and regulations, respectively, thereunder.

    (i) Following the consummation of the Reorganization, Global Allocation expects to stay in existence and continue its business as an open-end management investment company registered under the 1940 Act.

  7. Exchange Date.

    (a) Delivery of the assets of Balanced Fund to be transferred, together with any other Investments, and the Global Allocation shares to be issued, shall be made at the offices of Shereff, Friedman, Hoffman & Goodman, LLP, 919 Third Avenue, New York, New York 10048, at 10:00 A.M. on the next full business day following the Valuation Time, or at such other place, time and date agreed to by Balanced Fund and Global Allocation, the date and time upon which such delivery is to take place being referred to herein as the "Exchange Date." To the extent that any Investments, for any reason, are not transferable on the Exchange Date, Balanced Fund shall cause such Investments to be transferred to Global Allocation's account with Brown Brothers Harriman & Co. at the earliest practicable date thereafter.

    (b) Balanced Fund will deliver to Global Allocation on the Exchange Date confirmations or other adequate evidence as to the tax basis of each of the Investments delivered to Global Allocation hereunder, certified by Deloitte & Touche LLP.

    (c) As soon as practicable after the close of business on the Exchange Date, Balanced Fund shall deliver to Global Allocation a list of the names and addresses of all of the shareholders of record of Balanced Fund on the Exchange Date and the number of shares of Balanced Fund owned by each such shareholder, certified to the best of their knowledge and belief by the transfer agent for Balanced Fund or by its President.

  8. Balanced Fund Conditions.

  The obligations of Balanced Fund hereunder shall be subject to the following conditions:

    (a) That this Agreement shall have been adopted, and the Reorganization shall have been approved, by the affirmative vote of the holders of a majority of the shares of Balanced Fund, issued and outstanding and entitled to vote thereon, voting together as a single class, and by the Board of Directors of Global Allocation; and that Global Allocation shall have delivered to Balanced Fund a copy of the resolution approving this Agreement adopted by Global Allocation's Board of Directors, certified by the Secretary of Global Allocation.

    (b) That Global Allocation shall have furnished to Balanced Fund a statement of Global Allocation's assets and liabilities, with values determined as provided in Section 4 of this Agreement, together with a schedule of its investments, all as of the Valuation Time, certified on Global Allocation's behalf by its President (or any Vice President) and its Treasurer, and a certificate signed by Global Allocation's President (or any Vice President) and its Treasurer, dated as of the Exchange Date, certifying that as of the Valuation Time and as of the Exchange Date there has been no material adverse change in the financial position of Global Allocation since October 31, 1994, other than changes in its portfolio securities since that date or changes in the market value of its portfolio securities.

    (c) That Global Allocation shall have furnished to Balanced Fund a certificate signed by Global Allocation's President (or any Vice President) and its Treasurer, dated as of the Exchange Date, certifying that, as of the Valuation Time and as of the Exchange Date all representations and warranties of Global Allocation made in this Agreement are true and correct in all material respects with the same effect as if made at and as of such dates, and that Global Allocation has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied at or prior to each of such dates.

    (d) That there shall not be any material litigation pending with respect to the matters contemplated by this Agreement.

    (e) That Balanced Fund shall have received an opinion of Galland, Kharasch, Morse & Garfinkle, P.C., Maryland counsel to Global Allocation, in form satisfactory to Balanced Fund and dated the Exchange Date, to the effect that (i) Global Allocation is a corporation duly organized, validly existing and in good standing in conformity with the laws of the State of Maryland; (ii) the Corresponding Shares of Global Allocation to be delivered to Balanced Fund shareholders as provided for by this Agreement are duly authorized and, upon delivery, will be validly issued and outstanding and fully paid and nonassessable by Global Allocation, and no shareholder of Global Allocation has any preemptive right to subscription or purchase in respect thereof (pursuant to the Articles of Incorporation, as amended, or the by-laws of Global Allocation or, to the best of such counsel's knowledge, otherwise); (iii) this Agreement has been duly authorized, executed and delivered by Global Allocation, and represents a valid and binding contract, enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, moratorium, fraudulent conveyance and similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto; provided, that such counsel shall express no opinion with respect to the application of equitable principles in any proceeding, whether at law or in equity; (iv) the execution and delivery of this Agreement does not, and the consummation of the Reorganization will not, violate the Articles of Incorporation, as amended, the by-laws of Global Allocation or Maryland law; (v) no consent, approval, authorization or order of any Maryland court or governmental authority is required for the consummation by Global Allocation of the Reorganization, except such as have been obtained under Maryland law; and
  (vi) such opinion is solely for the benefit of Balanced Fund and its Directors and officers. In giving the opinion set forth above, Galland, Kharasch, Morse & Garfinkle, P.C. may state that it is relying on certificates of officers of Balanced Fund and Global Allocation with regard to matters of fact and certain certificates and written statements of government officials with respect to the good standing of Balanced Fund and Global Allocation.

    (f) That Balanced Fund shall have received an opinion of Brown & Wood, as counsel to Global Allocation, in form satisfactory to Balanced Fund and dated the Exchange Date, to the effect that (i) no consent, approval, authorization or order of any United States Federal court or governmental authority is required for the consummation by Global Allocation of the Reorganization, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and the published rules and regulations of the Commission thereunder and under state securities or blue sky laws; (ii) the N-14 Registration Statement has become effective under the 1933 Act, no stop order suspending the effectiveness of the N-14 Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the 1933 Act, and the N-14 Registration Statement, and each amendment or supplement thereto, as of their respective effective dates, appear on their face to be appropriately responsive in all material respects to the requirements of the 1933 Act, the 1934 Act and the 1940 Act and the published rules and regulations of the Commission thereunder; (iii) the descriptions in the N-14 Registration Statement of statutes, legal and governmental proceedings and contracts and other documents are accurate and fairly present the information required to be shown; and (iv) such counsel do not know of any statutes, legal or governmental proceedings or contracts or other documents related to the Reorganization of a character required to be described in the N-14 Registration Statement which are not described therein or, if required to be filed, filed as required; (v) the execution and delivery of this Agreement does not, and the consummation of the Reorganization will not, violate any material provision of any agreement (known to such counsel) to which Global Allocation is a party or by which Global Allocation is bound; (vi) Global Allocation, to the knowledge of such counsel, is not required to qualify to do business as a foreign corporation in any jurisdiction except as may be required by state securities or blue sky laws, and except where each has so qualified or the failure so to qualify would not have a material adverse effect on Global Allocation, or its shareholders; (vii) such counsel does not have actual knowledge of any material suit, action or legal or administrative proceeding pending or threatened against Global Allocation, the unfavorable outcome of which would materially and adversely affect Global Allocation; and (viii) all corporate actions required to be taken by Global Allocation to authorize this Agreement and to effect the Reorganization have been duly authorized by all necessary corporate actions on the part of Global Allocation. Such opinion also shall state that (x) while such counsel cannot make any representation as to the accuracy or completeness of statements of fact in the N-14 Registration Statement or any amendment or supplement thereto, nothing has come to their attention that would lead them to believe that, on the respective effective dates of the N-14 Registration Statement and any amendment or supplement thereto, (1) the N-14 Registration Statement or any amendment or supplement thereto contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and (2) the prospectus included in the N-14 Registration Statement contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (y) such counsel do not express any opinion or belief as to the financial statements or other financial or statistical data relating to Global Allocation contained or incorporated by reference in the N-14 Registration Statement. In giving the opinion set forth above, Brown & Wood may state that it is relying on certificates of officers of Global Allocation with regard to matters of fact and certain certificates and written statements of governmental officials with respect to the good standing of Global Allocation and on the opinion of Galland, Kharasch, Morse & Garfinkle, P.C. as to matters of Maryland law.

    (g) That Balanced Fund shall have received a private letter ruling from the Internal Revenue Service to the effect that for Federal income tax purposes (i) the transfer of substantially all of the Investments of Balanced Fund to Global Allocation in exchange solely for shares of Global Allocation as provided in this Agreement will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Code, and Balanced Fund and Global Allocation will each be deemed to be a "party" to the Reorganization within the meaning of Section 368(b); (ii) in accordance with Section 361(a) of the Code, no gain or loss will be recognized to Balanced Fund as a result of the asset transfer solely in exchange for Global Allocation shares or on the distribution of the Global Allocation stock to Balanced Fund shareholders under Section 361(c)(1); (iii) under
  Section 1032 of the Code, no gain or loss will be recognized to Global Allocation on the receipt of assets of Balanced Fund in exchange for Global Allocation shares; (iv) in accordance with Section 354(a)(1) of the Code, no gain or loss will be recognized to the shareholders of Balanced Fund on the receipt of Corresponding Shares of Global Allocation in exchange for their shares of Balanced Fund; (v) in accordance with Section 362(b) of the Code, the tax basis of the Balanced Fund assets in the hands of Global Allocation will be the same as the tax basis of such assets in the hands of Balanced Fund immediately prior to the consummation of the Reorganization;
  (vi) in accordance with Section 358 of the Code, immediately after the Reorganization, the tax basis of the Corresponding Shares of Global Allocation received by the shareholders of Balanced Fund in the Reorganization will be equal, in the aggregate, to the tax basis of the shares of Balanced Fund surrendered in exchange; (vii) in accordance with
  Section 1223 of the Code, a shareholder's holding period for the Corresponding Shares of Global Allocation will be determined by including the period for which such shareholder held the shares of Balanced Fund exchanged therefor, provided, that such Balanced Fund shares were held as a capital asset;
  (viii) in accordance with Section 1223 of the Code, Global Allocation's holding period with respect to the Balanced Fund assets transferred will include the period for which such assets were held by Balanced Fund; and
  (ix) the taxable year of Balanced Fund will end on the effective date of the Reorganization and pursuant to Section 381(a) of the Code and regulations thereunder, Global Allocation will succeed to and take into account certain tax attributes of Balanced Fund, such as earnings and profits, capital loss carryovers and method of accounting.

    (h) That all proceedings taken by Global Allocation and its counsel in connection with the Reorganization and all documents incidental thereto shall be satisfactory in form and substance to Balanced Fund.

    (i) That the N-14 Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of Global Allocation, contemplated by the Commission.

    (j) That Balanced Fund shall have received from Deloitte & Touche LLP a letter dated as of the effective date of the N-14 Registration Statement and a similar letter dated within five days prior to the Exchange Date, in form and substance satisfactory to Balanced Fund, to the effect that (i) they are independent public accountants with respect to Global Allocation within the meaning of the 1933 Act and the applicable published rules and regulations thereunder; (ii) in their opinion, the financial statements and supplementary information of Global Allocation included or incorporated by reference in the N-14 Registration Statement and reported on by them comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder; and (iii) on the basis of limited procedures agreed upon by Balanced Fund and Global Allocation and described in such letter (but not an examination in accordance with generally accepted auditing standards) consisting of a reading of any unaudited interim financial statements and unaudited supplementary information of Global Allocation included in the N-14 Registration Statement, and inquiries of certain officials of Global Allocation responsible for financial and accounting matters, nothing came to their attention that caused them to believe that (a) such unaudited financial statements and related unaudited supplementary information do not comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder, (b) such unaudited financial statements are not fairly presented in conformity with generally accepted accounting principles, applied on a basis substantially consistent with that of the audited financial statements, or (c) such unaudited supplementary information is not fairly stated in all material respects in relation to the unaudited financial statements taken as a whole; and (iv) on the basis of limited procedures agreed upon by Balanced Fund and Global Allocation and described in such letter (but not an examination in accordance with generally accepted auditing standards), the information relating to Global Allocation appearing in the N-14 Registration Statement, which information is expressed in dollars (or percentages derived from such dollars) (with the exception of performance comparisons, if any), if any, has been obtained from the accounting records of Global Allocation or from schedules prepared by officials of Global Allocation having responsibility for financial and reporting matters and such information is in agreement with such records, schedules or computations made therefrom.

    (k) That the Commission shall not have issued an unfavorable advisory report under Section 25(b) of the 1940 Act, nor instituted or threatened to institute any proceeding seeking to enjoin consummation of the Reorganization under Section 25(c) of the 1940 Act, and no other legal, administrative or other proceeding shall be instituted or threatened which would materially affect the financial condition of Global Allocation or would prohibit the Reorganization.

    (l) That Balanced Fund shall have received from the Commission such orders or interpretations as Shereff, Friedman, Hoffman & Goodman, LLP, as counsel to Balanced Fund, deems reasonably necessary or desirable under the 1933 Act and the 1940 Act in connection with the Reorganization, provided, that such counsel shall have requested such orders as promptly as practicable, and all such orders shall be in full force and effect.

  9. Global Allocation Conditions.

  The obligations of Global Allocation hereunder shall be subject to the following conditions:

    (a) That this Agreement shall have been adopted, and the Reorganization shall have been approved, by the Board of Directors of Balanced Fund and by the affirmative vote of the holders of a majority of the shares of common stock of Balanced Fund issued and outstanding and entitled to vote thereon, voting together as a single class; and that Balanced Fund shall have delivered to Global Allocation a copy of the resolution approving this Agreement adopted by Balanced Fund's Board of Directors, and a certificate setting forth the vote Balanced Fund shareholders obtained, each certified by the Secretary of Balanced Fund.

    (b) That Balanced Fund shall have furnished to Global Allocation a statement of Balanced Fund's assets and liabilities, with values determined as provided in Section 4 of this Agreement, together with a schedule of investments with their respective dates of acquisition and tax costs, all as of the Valuation Time, certified on Balanced Fund's behalf by its President (or any Vice President) and its Treasurer, and a certificate of both such officers, dated the Exchange Date, certifying that as of the Valuation Time and as of the Exchange Date there has been no material adverse change in the financial position of Balanced Fund since September 30, 1995, other than changes in the Investments since that date or changes in the market value of the Investments.

    (c) That Balanced Fund shall have furnished to Global Allocation a certificate signed by Balanced Fund's President (or any Vice President) and its Treasurer, dated the Exchange Date, certifying that as of the Valuation Time and as of the Exchange Date all representations and warranties of Balanced Fund made in this Agreement are true and correct in all material respects with the same effect as if made at and as of such dates and Balanced Fund has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied at or prior to such dates.

    (d) That Balanced Fund shall have delivered to Global Allocation a letter from Deloitte & Touche LLP, dated the Exchange Date, stating that such firm has performed a limited review of the Federal, state and local income tax returns of Balanced Fund for the period ended September 30, 1995 (which returns originally were prepared and filed by Balanced Fund), and that based on such limited review, nothing came to their attention which caused them to believe that such returns did not properly reflect, in all material respects, the Federal, state and local income taxes of Balanced Fund for the period covered thereby; and that for the period from October 1, 1995, to and including the Exchange Date and for any taxable year of Balanced Fund ending upon the liquidation of Balanced Fund, such firm has performed a limited review to ascertain the amount of applicable Federal, state and local taxes, and has determined that either such amount has been paid or reserves established for payment of such taxes, this review to be based on unaudited financial data; and that based on such limited review, nothing has come to their attention which caused them to believe that the taxes paid or reserves set aside for payment of such taxes were not adequate in all material respects for the satisfaction of Federal, state and local taxes for the period from October 1, 1995, to and including the Exchange Date and for any taxable year of Balanced Fund ending upon the liquidation of Balanced Fund or that Balanced Fund would not continue to qualify as a regulated investment company for Federal income tax purposes.

    (e) That there shall not be any material litigation pending with respect to the matters contemplated by this Agreement.

    (f) That Global Allocation shall have received an opinion of Galland, Kharasch, Morse & Garfinkle, P.C., Maryland counsel to Balanced Fund, in form satisfactory to Global Allocation and dated the Exchange Date, to the effect that (i) Balanced Fund is a corporation duly organized, validly existing and in good standing in conformity with the laws of the State of Maryland; (ii) this Agreement has been duly authorized, executed and delivered by Balanced Fund, and represents a valid and binding contract, enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, moratorium, fraudulent conveyance and similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, provided, that such counsel shall express no opinion with respect to the application of equitable principles in any proceeding, whether at law or in equity; (iii) Balanced Fund has the power to sell, assign, transfer and deliver the assets transferred by it hereunder and, upon consummation of the Reorganization in accordance with the terms of this Agreement, Balanced Fund will have duly transferred such assets and liabilities in accordance with this Agreement; (iv) the execution and delivery of this Agreement does not, and the consummation of the Reorganization will not, violate the Articles of Incorporation, as amended, the by-laws of Balanced Fund or Maryland law; (v) no consent, approval, authorization or order of any Maryland court or governmental authority is required for the consummation by Balanced Fund of the Reorganization, except such as have been obtained under Maryland law; and
  (vi) such opinion is solely for the benefit of Global Allocation and its Directors and officers. In giving the opinion set forth above, Galland, Kharasch, Morse & Garfinkle, P.C. may state that it is relying on certificates of officers of Balanced Fund and Global Allocation with regard to matters of fact and certain certificates and written statements of government officials with respect to the good standing of Balanced Fund and Global Allocation.

    (g) That Global Allocation shall have received an opinion of Shereff, Friedman, Hoffman & Goodman, LLP, as counsel to Balanced Fund, in form satisfactory to Global Allocation and dated the Exchange Date, with respect to the matters specified in Section 8(f) of this Agreement and such other matters as Global Allocation reasonably may deem necessary or desirable.

    (h) That Global Allocation shall have received a private letter ruling from the Internal Revenue Service with respect to the matters specified in
  Section 8(g) of this Agreement.

    (i) That Global Allocation shall have received from Deloitte & Touche LLP a letter dated as of the effective date of the N-14 Registration Statement and a similar letter dated within five days prior to the Exchange Date, in form and substance satisfactory to Global Allocation, to the effect that
  (i) they are independent public accountants with respect to Balanced Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder; (ii) in their opinion, the financial statements and supplementary information of Balanced Fund included or incorporated by reference in the N-14 Registration Statement and reported on by them comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder; (iii) on the basis of limited procedures agreed upon by Balanced Fund and Global Allocation and described in such letter (but not an examination in accordance with generally accepted auditing standards) consisting of a reading of any unaudited interim financial statements and unaudited supplementary information of Balanced Fund included in the N-14 Registration Statement, and inquiries of certain officials of Balanced Fund responsible for financial and accounting matters, nothing came to their attention that caused them to believe that (a) such unaudited financial statements and related unaudited supplementary information do not comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder, (b) such unaudited financial statements are not fairly presented in conformity with generally accepted accounting principles, applied on a basis substantially consistent with that of the audited financial statements, or (c) such unaudited supplementary information is not fairly stated in all material respects in relation to the unaudited financial statements taken as a whole; and (iv) on the basis of limited procedures agreed upon by Global Allocation and Balanced Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the information relating to Balanced Fund appearing in the N-14 Registration Statement, which information is expressed in dollars (or percentages derived from such dollars) (with the exception of performance comparisons, if any), if any, has been obtained from the accounting records of Balanced Fund or from schedules prepared by officials of Balanced Fund having responsibility for financial and reporting matters and such information is in agreement with such records, schedules or computations made therefrom.

    (j) That the Investments to be transferred to Global Allocation shall not include any assets or liabilities which Global Allocation, by reason of charter limitations or otherwise, may not properly acquire or assume.

    (k) That the N-14 Registration Statement shall have become effective under the 1933 Act and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of Balanced Fund, contemplated by the Commission.

    (l) That the Commission shall not have issued an unfavorable advisory report under Section 25(b) of the 1940 Act, nor instituted or threatened to institute any proceeding seeking to enjoin consummation of the Reorganization under Section 25(c) of the 1940 Act, and no other legal, administrative or other proceeding shall be instituted or threatened which would materially affect the financial condition of Balanced Fund or would prohibit the Reorganization.

    (m) That Global Allocation shall have received from the Commission such orders or interpretations as Brown & Wood, as counsel to Global Allocation, deems reasonably necessary or desirable under the 1933 Act and the 1940 Act in connection with the Reorganization, provided, that such counsel shall have requested such orders as promptly as practicable, and all such orders shall be in full force and effect.

    (n) That all proceedings taken by Balanced Fund and its counsel in connection with the Reorganization and all documents incidental thereto shall be satisfactory in form and substance to Global Allocation.

    (o) That prior to the Exchange Date, Balanced Fund shall have declared a dividend or dividends which, together with all such previous dividends, shall have the effect of distributing to its shareholders all of its investment company taxable income for the period from October 1, 1995 to and including the Exchange Date, if any (computed without regard to any deduction for dividends paid), and all of its net capital gain, if any, realized for the period from October 1, 1995 to and including the Exchange Date.

  10. Termination, Postponement and Waivers.

    (a) Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the Reorganization abandoned at any time (whether before or after adoption thereof by the shareholders of Balanced Fund) prior to the Exchange Date, or the Exchange Date may be postponed, (i) by mutual consent of the Boards of Directors of Balanced Fund and Global Allocation; (ii) by the Board of Directors of Balanced Fund if any condition of Balanced Fund's obligations set forth in Section 8 of this Agreement has not been fulfilled or waived by such Board; or (iii) by the Board of Directors of Global Allocation if any condition of Global Allocation's obligations set forth in Section 9 of this Agreement has not been fulfilled or waived by such Board.

    (b) If the transactions contemplated by this Agreement have not been consummated by December 31, 1996, this Agreement automatically shall terminate on that date, unless a later date is mutually agreed to by the Boards of Directors of Balanced Fund and Global Allocation.

    (c) In the event of termination of this Agreement pursuant to the provisions hereof, the same shall become void and have no further effect, and there shall not be any liability on the part of either Balanced Fund or Global Allocation or persons who are their directors, trustees, officers, agents or shareholders in respect of this Agreement.

    (d) At any time prior to the Exchange Date, any of the terms or conditions of this Agreement may be waived by the Board of Directors of either Balanced Fund or Global Allocation, respectively (whichever is entitled to the benefit thereof), if, in the judgment of such Board after consultation with its counsel, such action or waiver will not have a material adverse effect on the benefits intended under this Agreement to the shareholders of their respective fund, on behalf of which such action is taken. In addition, the Boards of Directors of Balanced Fund and Global Allocation have delegated to MLAM the ability to make non-material changes to the transaction if it deems it to be in the best interests of Balanced Fund and Global Allocation to do so.

    (e) The respective representations and warranties contained in Sections 1 and 2 of this Agreement shall expire with, and be terminated by, the consummation of the Reorganization, and neither Balanced Fund nor Global Allocation nor any of their officers, directors or trustees, agents or shareholders shall have any liability with respect to such representations or warranties after the Exchange Date. This provision shall not protect any officer, director or trustee, agent or shareholder of Balanced Fund or Global Allocation against any liability to the entity for which that officer, director or trustee, agent or shareholder so acts or to its shareholders, to which that officer, director or trustee, agent or shareholder otherwise would be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties in the conduct of such office.

    (f) If any order or orders of the Commission with respect to this Agreement shall be issued prior to the Exchange Date and shall impose any terms or conditions which are determined by action of the Boards of Directors of Balanced Fund and Global Allocation to be acceptable, such terms and conditions shall be binding as if a part of this Agreement without further vote or approval of the shareholders of Balanced Fund unless such terms and conditions shall result in a change in the method of computing the number of shares of Global Allocation to be issued to Balanced Fund in which event, unless such terms and conditions shall have been included in the proxy solicitation materials furnished to the shareholders of Balanced Fund prior to the meetings at which the Reorganization shall have been approved, this Agreement shall not be consummated and shall terminate unless Balanced Fund promptly shall call a special meeting of shareholders at which such conditions so imposed shall be submitted for approval.

  11. Indemnification.

    (a) Balanced Fund hereby agrees to indemnify and hold Global Allocation harmless from all loss, liability and expense (including reasonable counsel fees and expenses in connection with the contest of any claim) which Global Allocation may incur or sustain by reason of the fact that (i) Global Allocation shall be required to pay any corporate obligation of Balanced Fund, whether consisting of tax deficiencies or otherwise, based upon a claim or claims against Balanced Fund which were omitted or not fairly reflected in the financial statements to be delivered to Global Allocation in connection with the Reorganization; (ii) any representations or warranties made by Balanced Fund in this Agreement should prove to be false or erroneous in any material respect; (iii) any covenant of Balanced Fund has been breached in any material respect; or (iv) any claim is made alleging that (a) the N-14 Registration Statement included any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Proxy Statement and Prospectus delivered to the shareholders of Balanced Fund and forming a part of the N-14 Registration Statement included any untrue statement of a material fact or omitted to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except insofar as such claim is based on written information furnished to Balanced Fund by Global Allocation.

    (b) Global Allocation hereby agrees to indemnify and hold Balanced Fund harmless from all loss, liability and expenses (including reasonable counsel fees and expenses in connection with the contest of any claim) which Balanced Fund may incur or sustain by reason of the fact that (i) any representations or warranties made by Global Allocation in this Agreement should prove false or erroneous in any material respect, (ii) any covenant of Global Allocation has been breached in any material respect, or (iii) any claim is made alleging that (a) the N-14 Registration Statement included any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (b) the Proxy Statement and Prospectus delivered to shareholders of Balanced Fund and forming a part of the N-14 Registration Statement included any untrue statement of a material fact or omitted to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except insofar as such claim is based on written information furnished to Global Allocation by Balanced Fund.

    (c) In the event that any claim is made against Global Allocation in respect of which indemnity may be sought by Global Allocation from Balanced Fund under Section 11(a) of this Agreement, or in the event that any claim is made against Balanced Fund in respect of which indemnity may be sought by Balanced Fund from Global Allocation under Section 11(b) of this Agreement, then the party seeking indemnification (the "Indemnified Party"), with reasonable promptness and before payment of such claim, shall give written notice of such claim to the other party (the "Indemnifying Party"). If no objection as to the validity of the claim is made in writing to the Indemnified Party by the Indemnifying Party within thirty (30) days after the giving of notice hereunder, then the Indemnified Party may pay such claim and shall be entitled to reimbursement therefor, pursuant to this Agreement. If, prior to the termination of such thirty-day period, objection in writing as to the validity of such claim is made to the Indemnified Party, the Indemnified Party shall withhold payment thereof until the validity of such claim is established (i) to the satisfaction of the Indemnifying Party, or (ii) by a final determination of a court of competent jurisdiction, whereupon the Indemnified Party may pay such claim and shall be entitled to reimbursement thereof, pursuant to this Agreement, or (iii) with respect to any tax claims, within seven (7) calendar days following the earlier of (A) an agreement between Balanced Fund and Global Allocation that an indemnity amount is payable, (B) an assessment of a tax by a taxing authority, or (C) a "determination" as defined in Section 1313(a) of the Code. For purposes of this Section 11, the term "assessment" shall have the same meaning as used in Chapter 63 of the Code and Treasury Regulations thereunder, or any comparable provision under the laws of the appropriate taxing authority. In the event of any objection by the Indemnifying Party, the Indemnifying Party promptly shall investigate the claim, and if it is not satisfied with the validity thereof, the Indemnifying Party shall conduct the defense against such claim. All costs and expenses incurred by the Indemnifying Party in connection with such investigation and defense of such claim shall be borne by it. These indemnification provisions are in addition to, and not in limitation of, any other rights the parties may have under applicable law.

  12. Other Matters.

    (a) Pursuant to Rule 145 under the 1933 Act, and in connection with the issuance of any shares to any person who at the time of the Reorganization is, to its knowledge, an affiliate of a party to the Reorganization pursuant to Rule 145(c), Global Allocation will cause to be affixed upon the certificate(s) issued to such person (if any) a legend as follows:

      THESE SHARES ARE SUBJECT TO RESTRICTIONS ON TRANSFER UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT TO MERRILL LYNCH GLOBAL ALLOCATION FUND, INC. (OR ITS STATUTORY SUCCESSOR) (THE "FUND") OR ITS PRINCIPAL UNDERWRITER UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT OF 1933 OR (2) IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE FUND, SUCH REGISTRATION IS NOT REQUIRED.

  and, further, that stop transfer instructions will be issued to Global Allocation's transfer agent with respect to such shares. Balanced Fund will provide Global Allocation on the Exchange Date with the name of any Balanced Fund shareholder who is to the knowledge of Balanced Fund an affiliate of Balanced Fund on such date.

    (b) All covenants, agreements, representations and warranties made under this Agreement and any certificates delivered pursuant to this Agreement shall be deemed to have been material and relied upon by each of the parties, notwithstanding any investigation made by them or on their behalf.

    (c) Any notice, report or demand required or permitted by any provision of this Agreement shall be in writing and shall be made by hand delivery, prepaid certified mail or overnight service, addressed to Balanced Fund or Global Allocation, in either case at 800 Scudders Mill Road, Plainsboro, New Jersey 08536, Attn: Arthur Zeikel, President.

    (d) This Agreement supersedes all previous correspondence and oral communications between the parties regarding the Reorganization, constitutes the only understanding with respect to the Reorganization, may not be changed except by a letter of agreement signed by each party and shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed in said state.

    (e) Copies of the Articles of Incorporation, as amended and supplemented, of Balanced Fund and Global Allocation are on file with the Department of Assessments and Taxation of the State of Maryland and notice is hereby given that this instrument is executed on behalf of the Directors of each fund.

  This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original but all such counterparts together shall constitute but one instrument.

                                          Merrill Lynch Balanced Fund for
                                           Investment and Retirement, Inc.

                                                  /s/ Arthur Zeikel
                                          By: _________________________________

                                                      President

Attest:

        /s/ Jerry Weiss
_____________________________________

           Secretary

                                          Merrill Lynch Global Allocation
                                           Fund, Inc.

                                                  /s/ Terry K. Glenn
                                          By: _________________________________

                                               Executive Vice President

Attest:

   /s/ James W. Harshaw, III
_____________________________________

      Assistant Secretary

                  Please fold at perforation before detaching



        MERRILL LYNCH BALANCED FUND FOR INVESTMENT AND RETIREMENT, INC.
                                 P.O. BOX 9011
                       PRINCETON, NEW JERSEY 08543-9011
                                     PROXY
         This proxy is solicited on behalf of the Board of Directors

The undersigned hereby appoints Arthur Zeikel, Terry K. Glenn and Jerry
Weiss as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse hereof, all of the shares of common stock of Merrill Lynch Balanced Fund for Investment and Retirement, Inc. (the "Fund") held of record by the undersigned on October 31, 1995 at a Special Meeting of Shareholders of the Fund to be held on December 21, 1995, or any adjournment thereof. Such proxies are also authorized to vote in their discretion on such other matters as may properly come before the Meeting or any adjournment thereof.

This proxy when properly executed will be voted in the manner herein directed by the undersigned shareholder. IF EXECUTED AND NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSAL 1.



                 (CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

                     FOR  [ ]  AGAINST  [ ]  ABSTAIN  [ ]
1. TO CONSIDER AND ACT UPON A PROPOSAL TO APPROVE THE AGREEMENT AND PLAN OF REORGANIZATION BETWEEN THE FUND AND MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.

Please be sure to sign and date this Proxy.

   Shareholder sign here                           Date
---                      ----------------------         ----------

   Joint owner sign here                           Date
---                      ----------------------         ----------


NOTE: Please sign exactly as the name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

 YOUR VOTE IS IMPORTANT.   Please complete, sign and return this card as soon
         as possible. Mark with an X in the box in blue or black ink.

                      STATEMENT OF ADDITIONAL INFORMATION

        MERRILL LYNCH BALANCED FUND FOR INVESTMENT AND RETIREMENT, INC.
                   MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.
                                 P.O. BOX 9011
                        PRINCETON, NEW JERSEY 08543-9011
                                 (609) 282-2800

  This Statement of Additional Information is not a prospectus and should be read in conjunction with the Proxy Statement and Prospectus of Merrill Lynch Balanced Fund for Investment and Retirement, Inc. ("Balanced Fund") and Merrill Lynch Global Allocation Fund, Inc. ("Global Allocation") dated November 21, 1995 (the "Proxy Statement and Prospectus"), which has been filed with the Securities and Exchange Commission and can be obtained, without charge, by calling Global Allocation at 1-800-456-4587, ext. 123, or by writing to Global Allocation at the above address. This Statement of Additional Information has been incorporated by reference into the Proxy Statement and Prospectus.

  Further information about Global Allocation is contained in and incorporated by reference to its Prospectus, dated February 27, 1995, and its Statement of Additional Information, dated February 27, 1995, which are incorporated by reference into this Statement of Additional Information. Global Allocation's Statement of Additional Information accompanies this Statement of Additional Information.

  Further information about Balanced Fund is contained in and incorporated by reference to its Prospectus, dated January 31, 1995, and its Statement of Additional Information, dated January 31, 1995, which are incorporated by reference into this Statement of Additional Information. Balanced Fund's Statement of Additional Information accompanies this Statement of Additional Information.

 THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS NOVEMBER 21, 1995

                               TABLE OF CONTENTS

General Information........................................................    2
Financial Statements.......................................................    2
  Global Allocation........................................................  F-1
  Balanced Fund............................................................ F-35

                              GENERAL INFORMATION

  The shareholders of Merrill Lynch Balanced Fund for Investment and Retirement, Inc. ("Balanced Fund") are being asked to approve the acquisition of substantially all of the assets of Balanced Fund, and the assumption of substantially all of the liabilities of Balanced Fund, by Merrill Lynch Global Allocation Fund, Inc. ("Global Allocation"), in exchange solely for an equal aggregate value of shares of Global Allocation (the "Reorganization"). Global Allocation is an open-end management investment company organized as a Maryland corporation. A Special Meeting of Shareholders of Balanced Fund to consider the Reorganization will be held at 800 Scudders Mill Road, Plainsboro, New Jersey, on Thursday, December 21, 1995 at 9:00 A.M.

  For detailed information about the Reorganization, shareholders of Balanced Fund should refer to the Proxy Statement and Prospectus. For further information about Global Allocation, Balanced Fund shareholders should refer to the Global Allocation Statement of Additional Information, dated February 27, 1995, which accompanies this Statement of Additional Information and is incorporated by reference herein. For further information about Balanced Fund, shareholders should refer to the Balanced Fund Statement of Additional Information, dated January 31, 1995, which accompanies this Statement of Additional Information and is incorporated by reference herein.

                              FINANCIAL STATEMENTS

  In accordance with Part B, Item 14(a) of Form N-14, pro forma financial statements reflecting consummation of the Reorganization have not been prepared since the net asset value of Balanced Fund does not exceed 10% of Global Allocation's net asset value, as of November 15, 1995. Financial statements for Balanced Fund and Global Allocation individually are set forth below.

MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.

  Audited financial statements and accompanying notes for the year ended October 31, 1994, and the independent auditors' report thereon, dated December 7, 1994, of Global Allocation are contained in its Statement of Additional Information, dated February 27, 1995, which accompanies this Statement of Additional Information and is incorporated by reference herein.

  Unaudited financial statements and accompanying notes for Global Allocation for the nine months ended July 31, 1995 are set forth below.

THE FOLLOWING INTERIM FINANCIAL STATEMENTS FOR GLOBAL ALLOCATION FOR THE PERIOD
                       ENDED JULY 31, 1995 ARE UNAUDITED.

  These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim period presented. All such adjustments are of a recurring nature.

SCHEDULE OF INVESTMENTS                                                                                         (in US dollars)

COUNTRY
                          Shares                                                                                     Percent of
Industries                  Held                Common Stocks                        Cost             Value          Net Assets
Australia

Banking                 2,645,800      Westpac Banking Corp.                   $    5,614,396    $    9,873,993            0.1%

Food                    7,916,000      Goodman Fielder Wattie Ltd.                  8,324,587         6,610,414            0.1

Insurance               1,557,557      GIO Australia Holdings, Ltd.                 2,671,589         2,935,138            0.0

Multi-Industry          1,500,000      Pacific Dunlop, Ltd.                         4,092,789         3,502,860            0.1

Tobacco                 2,099,800      Rothmans Holdings, Ltd.                      7,893,919         6,905,297            0.1
                        1,242,300      WD & HO Wills Holdings, Ltd.                 1,389,502         1,927,925            0.0
                                                                               --------------    --------------          ------
                                                                                    9,283,421         8,833,222            0.1

                                       Total Common Stocks in Australia            29,986,782        31,755,627            0.4


Austria

Utilities--Electric       121,750      Oesterreichische Elektrizitats AG
                                       (Verbund)                                    7,780,068         8,942,338            0.1

                                       Total Common Stocks in Austria               7,780,068         8,942,338            0.1


Canada

Beverage                  800,000      Cott Corp. (USD)                             7,512,145         9,100,000            0.1

Metals                    100,000      Inco Ltd. (USD)                              2,132,000         3,387,500            0.0

Natural Resources         300,000      Canadian Pacific, Ltd. (USD)                 3,503,161         5,362,500            0.1
                          440,000      Horsham Corp. (USD)                          3,550,742         5,885,000            0.1
                                                                               --------------    --------------          ------
                                                                                    7,053,903        11,247,500            0.2

Oil & Related             353,000      International Petroleum Corp. (USD)          1,000,196         1,081,063            0.0

Telecommunications        100,000      BCE Telecommunications, Inc. (USD)           3,375,484         3,112,500            0.0

                                       Total Common Stocks in Canada               21,073,728        27,928,563            0.3


Denmark

Banking                    53,500      Unidanmark A/S                               1,870,730         2,769,646            0.0

                                       Total Common Stocks in Denmark               1,870,730         2,769,646            0.0


Finland

Banking                 4,194,000      Kansallis-Osake-Pankki                       4,512,421         4,267,122            0.0
                        1,483,915      Unitas Bank Ltd.                             4,285,282         4,571,890            0.1
                                                                               --------------    --------------          ------
                                                                                    8,797,703         8,839,012            0.1

Machinery & Equipment     207,800      Rauma OY                                     3,747,774         4,332,682            0.1

Metals                    432,500      Outokumpu OY                                 5,980,994         8,470,265            0.1

Paper & Forest          1,500,000      Enso-Gutzeit OY                             12,019,454        14,294,244            0.2
Products                  274,000      Kymmene OY                                   8,387,432         9,161,691            0.1
                          539,650      Metsa-Serla OY                              22,185,795        25,132,971            0.3
                          560,700      Repola OY S                                  7,792,828        12,561,180            0.1
                                                                               --------------    --------------          ------
                                                                                   50,385,509        61,150,086            0.7

                                       Total Common Stocks in Finland              68,911,980        82,792,045            1.0


France

Automobiles                97,650      Peugeot S.A.                                13,088,388        14,048,741            0.2

Banking                    86,500      Societe Generale                             9,605,405        10,397,680            0.1

Multi-Industry             26,432      EuraFrance                                   7,223,759         8,801,072            0.1

                                       Total Common Stocks in France               29,917,552        33,247,493            0.4


Germany

Banking                    55,680      Bayerische Vereinsbank AG                    1,339,965         1,658,270            0.0

Capital Goods             369,636      Kloeckner Werke AG                          17,229,762        25,468,153            0.3

Chemicals                  34,000      Basf AG                                      6,821,542         7,881,740            0.1
                           32,000      Bayer AG                                     7,646,190         8,615,474            0.1

                                                                               --------------    --------------          ------
                                                                                   14,467,732        16,497,214            0.2

Electronics                22,000      Siemens AG                                  11,059,372        11,631,324            0.2

Insurance                   1,430      Munchener Ruckversich                        2,688,495         3,177,318            0.0

Machinery & Equipment      36,579      Mannesmann AG                                9,993,612        12,225,651            0.2

Utilities--Electric       440,000      Veba Vereinigte Elektriz                    16,576,809        18,317,146            0.2

                                       Total Common Stocks in Germany              73,355,747        88,975,076            1.1


Hong Kong

Utilities--Electric       460,300      China Light & Power Co., Ltd.                  550,630         2,403,376            0.0

                                       Total Common Stocks in Hong Kong               550,630         2,403,376            0.0


Indonesia

Paper & Pulp            2,060,000      Asia Pacific Resources International
                                       Holdings Ltd. (USD)                         15,467,500        19,312,500            0.2
                        1,715,000      Asia Pulp & Paper Company Ltd.
                                       (ADR)++(USD)                                19,722,500        21,866,250            0.3

                                       Total Common Stocks in Indonesia            35,190,000        41,178,750            0.5


Ireland

Building &              1,065,600      CRH PLC                                      3,594,241         7,539,813            0.1
Construction

Miscellaneous--         2,178,000      Waterford Wedgwood Units                     1,080,827         1,971,144            0.0
Consumer Goods

                                       Total Common Stocks in Ireland               4,675,068         9,510,957            0.1


Italy

Banking                   533,400      IMI (Ordinary)                               3,443,328         3,307,699            0.0

Building &              1,922,200      Filippo Fochi S.p.A.                         6,101,165           823,731            0.0
Construction

Multi-Industry          9,117,595      Compagnie Industriali Riunite S.p.A.
                                       (CIR)                                        7,816,550         7,843,154            0.1

Telecommunications      3,000,000      Societa Finanziaria Telefonica
                                       S.p.A. (STET)                                4,365,656         9,434,081            0.1
                        8,666,863      Societa Finanziaria Telefonica S.p.A.
                                       (STET) RISP                                 16,268,796        21,820,089            0.3
                        3,958,000      Societa Italiana Esercizio Telecom
                                       S.p.A. (S.I.P.)                              3,323,376         6,846,931            0.1
                        3,958,000      Telecom Italia Mobile                               --         4,976,185            0.1
                                                                               --------------    --------------          ------
                                                                                   23,957,828        43,077,286            0.6

                                       Total Common Stocks in Italy                41,318,871        55,051,870            0.7

Portfolio
Abbreviations

To simplify the currency denominations
of Merrill Lynch Global Allocation Fund,
Inc.'s portfolio holdings in the Schedule of Investments, we have abbreviated the currencies according to the list at right.

CAD    Canadian Dollar
CHF    Swiss Franc
DEM    German Deutschemark
DKR    Danish Kroner
ECU    European Currency Unit
ESP    Spanish Peseta
FRF    French Franc
GBP    Great Britain Pound
IEP    Irish Punt
ITL    Italian Lira
JPY    Japanese Yen
MXN    Mexican Peso
NLG    Netherlands Guilder
NZD    New Zealand Dollar
USD    United States Dollar

SCHEDULE OF INVESTMENTS (continued)                                                                             (in US dollars)

COUNTRY
                           Shares                                                                                    Percent of
Industries                   Held             Common Stocks                          Cost             Value          Net Assets
Japan

Automobiles &           1,852,000      Suzuki Motor Corp.                      $   16,952,079    $   22,718,764            0.3%
Equipment

Beverage                  947,000      Chukyo Coca-Cola Bottling Co., Ltd.         11,445,563        10,326,215            0.1
                          508,000      Hokkaido Coca-Cola Bottling Co., Ltd.        6,924,937         7,385,734            0.1
                          650,000      Kinki Coca-Cola Bottling Co., Ltd.          10,324,463         9,007,269            0.1
                          900,000      Mikuni Coca-Cola Bottling Co., Ltd.         13,165,497        12,062,699            0.1
                          838,400      Sanyo Coca-Cola Bottling Co., Ltd.          12,039,227        12,855,975            0.2
                                                                               --------------    --------------          ------
                                                                                   53,899,687        51,637,892            0.6

Capital Goods           3,808,000      Mitsubishi Heavy Industries, Ltd.           23,136,107        27,552,204            0.3

Electric                  435,000      Chudenko Corp.                              13,597,049        16,700,363            0.2
Construction               31,000      Taihei Dengyo Kaisha Ltd.                      638,911           489,437            0.0
                                                                               --------------    --------------          ------
                                                                                   14,235,960        17,189,800            0.2

Electrical                650,000      Kinden Corporation                          13,009,801        11,812,812            0.1
Engineering

Electrical                578,000      Murata Manufacturing Co., Ltd.              18,778,882        25,341,663            0.3
Equipment               1,360,000      Sumitomo Electric Industries                15,481,185        17,455,702            0.2
                                                                               --------------    --------------          ------
                                                                                   34,260,067        42,797,365            0.5

Insurance               2,095,000      Dai-Tokyo Fire & Marine Insurance
                                       Co., Ltd.                                   13,514,192        14,682,133            0.2
                          665,000      Fuji Fire & Marine Insurance Co., Ltd.       3,727,641         3,663,392            0.0
                        2,236,000      Koa Fire & Marine Insurance Co., Ltd.       12,691,892        13,867,060            0.2
                          620,000      Mitsui Marine & Fire Insurance
                                       Co., Ltd.                                    5,004,638         4,359,155            0.0
                        1,669,000      Nichido Fire & Marine Insurance Co.,
                                       Ltd.                                        10,892,520        13,895,695            0.2
                        1,351,000      Nippon Fire & Marine Insurance Co.,
                                       Ltd.                                         6,970,280         8,255,770            0.1
                        2,408,000      Sumitomo Marine & Fire Insurance Co.,
                                       Ltd.                                        18,939,904        19,911,677            0.2
                        2,075,000      Tokio Marine & Fire Insurance Co.,
                                       Ltd.                                        22,188,264        24,747,274            0.3
                        1,130,000      Yasuda Fire & Marine Insurance Co.,
                                       Ltd.                                         8,101,705         7,701,045            0.1
                                                                               --------------    --------------          ------
                                                                                  102,031,036       111,083,201            1.3

Office Equipment        1,407,000      Canon, Inc.                                 19,624,604        25,570,195            0.3

Packaging &               901,000      Toyo Seikan Kaisha, Ltd.                    23,045,380        30,906,633            0.4
Containers

Pharmaceuticals         1,061,000      Sankyo Pharmaceuticals Co., Ltd.            23,391,365        25,066,788            0.3
                          384,000      Taisho Pharmaceuticals Co.                   7,984,458         7,153,112            0.1
                                                                               --------------    --------------          ------
                                                                                   31,375,823        32,219,900            0.4

Restaurants               283,000      Mos Food Services, Inc.                      7,699,427         7,714,675            0.1
                          226,000      Ohsho Food Service Corp.                     5,101,983         5,082,690            0.1
                                                                               --------------    --------------          ------
                                                                                   12,801,410        12,797,365            0.2

Retail Stores             448,000      Ito Yokado Co., Ltd.                        20,618,869        24,781,463            0.3
                          100,000      Sangetsu Co., Ltd.                           3,160,832         2,748,751            0.0
                                                                               --------------    --------------          ------
                                                                                   23,779,701        27,530,214            0.3

Steel                     250,000      Maruichi Steel Tube Ltd.                     4,805,476         5,111,313            0.1

                                       Total Common Stocks in Japan               372,957,131       418,927,658            5.0


Mexico

Foods                     600,000      Grupo Industrial Maseca (ADR)++(USD)         7,107,853         6,750,000            0.1

                                       Total Common Stocks in Mexico                7,107,853         6,750,000            0.1



Netherlands

Airlines                  400,960      KLM Royal Dutch Airlines N.V.                8,407,677        15,132,522            0.2

Banking                   897,150      ABN Amro Holdings N.V.                      29,821,445        35,250,562            0.4


Chemicals                 100,650      Akzo N.V.                                    9,758,201        13,269,097            0.2
                          217,870      European Vinyls Corp. International          9,491,849        10,461,252            0.1
                                                                               --------------    --------------          ------
                                                                                   19,250,050        23,730,349            0.3

Electronics               500,600      Philips Electronics N.V.                    16,584,619        24,683,844            0.3

Insurance                 325,000      Aegon N.V.                                   7,013,035        11,866,680            0.1
                          346,700      Amev N.V.                                   13,640,015        19,940,739            0.2
                          800,965      Internationale Nederlanden Groep N.V.       30,066,279        46,482,265            0.6
                                                                               --------------    --------------          ------
                                                                                   50,719,329        78,289,684            0.9

Miscellaneous-             10,000      Nijverdal Ten Cate V.V.                        501,699           544,139            0.0
Manufacturing

Transportation            229,920      Koninklijke KNP (Warrants) (a)                 793,687           922,711            0.0

                                       Total Common Stocks in the Netherlands     126,078,506       178,553,811            2.1
Spain

Banking                   587,481      Banco de Santander S.A. (Ordinary)          21,323,786        25,030,767            0.3
                           61,775      Banco Popular Espanol S.A.                   6,511,311        10,034,016            0.1
                           83,000      Bank Intercontinental S.A.                   4,607,612         7,520,040            0.1
                                                                               --------------    --------------          ------
                                                                                   32,442,709        42,584,823            0.5

Energy & Petroleum        212,500      Repsol S.A. (ADR)++(USD)                     6,126,375         7,092,188            0.1
                          618,500      Repsol S.A.                                 18,566,656        20,936,090            0.2
                                                                               --------------    --------------          ------
                                                                                   24,693,031        28,028,278            0.3

Financial Services        326,000      Argentaria S.A.                             12,974,203        12,434,995            0.2

Insurance                  30,000      Mapfre S.A.                                  1,130,028         1,692,489            0.0

Manufacturing             195,000      Grupo Fosforera Espanola S.A.                1,696,601           722,465            0.0

Multi-Industry             45,750      Corporacion Financiera Alba S.A.             1,611,658         2,557,932            0.0

Real Estate               236,708      Metrovacesa                                  5,888,465         7,574,018            0.1

Toll Roads                144,375      Autopista Espana (ACESA)                     1,363,246         1,404,119            0.0
                          144,375      Autopista Espana (ACESA) (Rights) (f)               --            94,824            0.0
                                                                               --------------    --------------          ------
                                                                                    1,363,246         1,498,943            0.0

Utilities--Electric       100,000      Empresa Nacional de Electricidad S.A.        3,759,956         5,346,918            0.1
                          591,800      Iberdrola I S.A.                             3,310,030         4,868,547            0.1
                                                                               --------------    --------------          ------
                                                                                    7,069,986        10,215,465            0.2

                                       Total Common Stocks in Spain                88,869,927       107,309,408            1.3


Sweden

Appliances                232,464      Electrolux AB 'B' Free                      11,264,721        12,266,186            0.1

Automotive &              395,000      Volvo AB                                     8,006,793         7,843,972            0.1
Equipment

Banking                   965,750      Stadshypotek AB                             14,244,129        15,616,383            0.2

Electrical                120,000      ASEA AB 'B' Free                             6,532,086        10,570,213            0.1
Equipment

Engineering &
Construction              186,010      Celsius Industrier AB                        2,740,880         3,073,782            0.0

Industrial                200,000      SKF 'A'                                      3,713,376         4,397,163            0.1
                          458,500      SKF 'B' Free                                 8,471,575        10,275,603            0.1
                                                                               --------------    --------------          ------
                                                                                   12,184,951        14,672,766            0.2

Multi-Industry            209,700      Svedala Industri AB Free                     3,360,038         6,246,383            0.1

                                       Total Common Stocks in Sweden               58,333,598        70,289,685            0.8

SCHEDULE OF INVESTMENTS (continued)                                                                             (in US dollars)
COUNTRY
                           Shares                                                                                    Percent of
Industries                   Held            Common Stocks                           Cost             Value          Net Assets
Switzerland

Chemicals                  33,040      Ciba-Geigy AG (Registered)              $   16,539,906    $   24,538,075            0.3%

Electrical Equipment        9,335      BBC Brown Boveri & Cie (Bearer)              6,132,164         9,854,154            0.1

Financial Services        162,000      CS Holdings AG                              15,391,757        14,050,732            0.2

Pharmaceuticals             1,260      Roche Holdings AG                            8,104,008         8,605,387            0.1

                                       Total Common Stocks in Switzerland          46,167,835        57,048,348            0.7


United Kingdom

Aerospace               1,377,751      Rolls Royce PLC                              3,304,436         4,089,676            0.0

Automotive Parts        1,036,000      T & N PLC                                    2,948,994         2,868,006            0.0

Conglomerates              50,000      Hanson PLC Sponsored (ADR)++(USD)              947,577           862,500            0.0

Consumer Goods            733,600      Vendome Luxury Group (Units)                 4,742,278         6,057,359            0.1

Environmental             940,000      Waste Management International PLC
                                       (ADR)++(USD)                                 9,206,375         9,635,000            0.1

Food & Beverage         1,360,600      Grand Metropolitan PLC                       8,858,753         8,186,393            0.1
                           35,000      Grand Metropolitan PLC (ADR)++(USD)          1,031,100           853,125            0.0
                          230,300      Tate & Lyle PLC                              1,555,052         1,625,200            0.0
                                                                               --------------    --------------          ------
                                                                                   11,444,905        10,664,718            0.1

Industrial--Other       1,148,000      Tomkins PLC                                  3,813,189         4,711,981            0.1

Insurance                 773,800      Prudential Corp., PLC                        3,735,406         4,117,131            0.1

Leisure & Entertainment   422,900      The Rank Organisation PLC                    2,705,275         2,872,696            0.0

Oil/Integrated-           518,100      British Petroleum Company PLC (The)          3,783,528         3,925,616            0.0
International

Packaging &             1,179,300      Jefferson Smurfit Group PLC (IEP)            3,583,738         3,706,428            0.0
Containers

Pharmaceuticals           500,000      SmithKline Beecham Corp. PLC (ADR)++
                                       (USD)                                       13,633,894        22,500,000            0.3
                          500,000      Zeneca Group PLC                             4,710,464         8,917,115            0.1
                                                                               --------------    --------------          ------
                                                                                   18,344,358        31,417,115            0.4

Retail Stores               4,300      Boots Co. PLC                                   28,682            37,742            0.0

Steel                   1,500,000      British Steel PLC                            4,081,599         4,512,564            0.1

Telecommunications      1,002,800      British Telecommunications PLC
                                       (Ordinary)                                   6,088,156         6,386,629            0.1
                          646,300      NYNEX Cablecomms Group                       1,420,036         1,344,472            0.0
                          290,300      Unilever Capital Corp.                       4,372,100         5,946,087            0.1
                           84,600      Vodafone Group PLC                             307,947           324,228            0.0
                                                                               --------------    --------------          ------
                                                                                   12,188,239        14,001,416            0.2

                                       Total Common Stocks in the
                                       United Kingdom                              84,858,579       103,479,948            1.2


United States

Apparel                   155,000      Authentic Fitness Corp.                      2,681,739         3,041,875            0.0
                          860,000      Fruit of the Loom, Inc.                     23,555,786        19,887,500            0.3
                          373,900      Liz Claiborne, Inc.                          8,022,626         8,552,963            0.1
                                                                               --------------    --------------          ------
                                                                                   34,260,151        31,482,338            0.4

Automobiles               350,000      General Motors Corp.                        13,282,191        17,062,500            0.2

Automotive                438,800      Collins & Aikman Group Inc.                  3,416,149         3,729,800            0.0
                          284,900      Snap-On, Inc.                                9,013,519        11,894,575            0.2
                                                                               --------------    --------------          ------
                                                                                   12,429,668        15,624,375            0.2

Banking                   300,000      Bank of New York                             7,966,376        12,037,500            0.1
                          319,000      Bankers Trust Co.                            7,620,125         7,815,500            0.1
                          129,500      Banknorth Group, Inc.                        1,865,422         3,787,875            0.0
                          571,500      Barnett Banks Inc.                          23,130,906        31,718,250            0.4

                           40,000      CalFed Goodwill (Part. Cert.)                  210,000           200,000            0.0
                          400,000      California Federal Bank                      3,600,000         5,550,000            0.1
                          496,700      Charter One Financial, Inc.                  9,263,048        12,790,025            0.2
                          110,000      Chase Manhattan Corp.                        3,423,214         5,898,750            0.1
                        1,002,300      Chemical Banking Corp.                      37,278,417        51,743,738            0.6
                        1,372,900      City National Corp.                          9,802,109        17,847,700            0.2
                        1,000,000      Comerica, Inc.                              26,977,513        35,000,000            0.4
                          450,000      CoreStates Financial Corp.                  12,110,483        16,425,000            0.2
                          980,000      First of America Bank                       36,148,556        40,302,500            0.5
                          200,000      First Chicago Corp.                         11,904,100        12,150,000            0.1
                        1,250,000      First Commerce Corp.                        31,823,468        37,500,000            0.5
                          368,500      First Union Corp.                           14,959,272        18,010,438            0.2
                        1,466,102      KeyCorp                                     43,401,543        46,915,264            0.6
                          747,900      Mellon Bank Corp.                           26,731,868        30,009,488            0.4
                          112,950      Mercantile Bancorp., Inc.                    2,920,618         5,096,869            0.1
                          450,000      NBD Bancorp, Inc.                           13,768,555        15,300,000            0.2
                          700,000      Onbancorp, Inc.                             19,596,626        20,475,000            0.2
                          294,400      Oriental Bank and Trust                      5,050,248         6,182,400            0.1
                           45,000      Premier Bancorp.                               708,437           843,750            0.0
                        1,100,000      Republic New York Corp.                     49,526,909        61,600,000            0.7
                          233,500      Roosevelt Financial Group, Inc.              3,594,043         3,590,063            0.0
                          450,000      Southern National Corp.                      8,670,728        10,800,000            0.1
                                                                               --------------    --------------          ------
                                                                                  412,052,584       509,590,110            6.1

Communications            185,700      Comsat Corp.                                 4,308,767         4,294,313            0.1
                          104,500      GTE Corp.                                    3,514,166         3,709,750            0.0
                                                                               --------------    --------------          ------
                                                                                    7,822,933         8,004,063            0.1

Computers                 170,800      Boole & Babbage, Inc.                        2,202,252         5,124,000            0.1
                          700,000      Borland International Corp.                  8,054,338         8,662,500            0.1
                          150,000      International Business Machines Corp.        6,506,217        16,331,250            0.2
                        1,100,000      Unisys Corp.                                12,291,367         9,762,500            0.1
                                                                               --------------    --------------          ------
                                                                                   29,054,174        39,880,250            0.5

Conglomerates             125,000      ADT Limited                                  1,434,405         1,500,000            0.0

Construction &            153,800      Centex Corp.                                 3,880,118         4,306,400            0.1
Housing                   500,000      K. Hovnanian Enterprises, Inc.
                                       (Class A)                                    4,920,209         2,750,000            0.0
                                                                               --------------    --------------          ------
                                                                                    8,800,327         7,056,400            0.1

Construction              700,000      TJ International, Inc.                      12,547,379        14,525,000            0.2
Products

Electric                   40,446      Great Bay Power Co.                          2,549,753           313,457            0.0

SCHEDULE OF INVESTMENTS (continued)                                                                             (in US dollars)

COUNTRY
                     Shares Held/                                                                                    Percent of
Industries            Face Amount           Common Stocks                            Cost             Value          Net Assets
United States
(continued)

Energy & Petroleum        163,900      Ashland Coal, Inc.                      $    4,132,919    $    4,691,637            0.1%
                           49,500      Cabot Oil & Gas Corp. (Class A)                529,030           693,000            0.0
                           34,600      Coastal Corp.                                  817,773         1,076,925            0.0
                          153,000      Coho Resources, Inc.                         1,662,813           745,875            0.0
                          227,400      Gerrity Oil & Gas Corp.                      2,934,073           852,750            0.0
                          130,000      Helmerich & Payne, Inc.                      2,773,423         3,737,500            0.1
                           30,000      McMoRan Oil & Gas Co.                          146,197            93,750            0.0
                           46,400      Mitchell Energy Development Corp.
                                       (Class A)                                      675,717           788,800            0.0
                          174,350      Mitchell Energy Development Corp.
                                       (Class B)                                    2,755,451         2,963,950            0.0
                           50,000      Murphy Oil Corp.                             1,899,720         2,043,750            0.0
                          106,100      Nuevo Energy Co.                             2,048,791         2,533,137            0.0
                        1,500,000      Occidental Petroleum Corp.                  28,058,743        33,750,000            0.4
                           61,200      Pennzoil Co.                                 3,775,844         2,868,750            0.0
                          235,828      Plains Resources, Inc.                       1,381,815         2,034,017            0.0
                        1,094,247      Santa Fe Energy Resources, Inc.             10,119,883        10,258,566            0.1
                        1,175,000      TransTexas Gas Corp.                        14,200,000        17,478,125            0.2
                          211,514      Transamerica Refining Corp.
                                       (Warrants) (a)                                 531,220           634,542            0.0
                          600,000      USX-Marathon Group                          10,542,976        12,075,000            0.2
                          138,800      Unocal Corp.                                 3,272,336         3,903,750            0.1
                                                                               --------------    --------------          ------
                                                                                   92,258,724       103,223,824            1.2

Engineering &             553,000      CBI Industries, Inc.                        13,762,316        14,931,000            0.2
Construction

Financial Services        807,800      Student Loan Marketing Association          34,901,569        43,520,225            0.5

Food & Tobacco            400,000      Philip Morris Companies, Inc.               19,617,414        28,650,000            0.4
                          412,462      RJR Nabisco, Inc.                           11,342,727        11,394,263            0.1
                                                                               --------------    --------------          ------
                                                                                   30,960,141        40,044,263            0.5

Healthcare                360,000      Advocat, Inc.                                3,422,500         4,590,000            0.1
Services                  650,000      Baxter International, Inc.                  13,870,330        24,212,500            0.3
                          400,000      Beverly Enterprises, Inc.                    4,291,401         5,650,000            0.1
                          110,000      Hillhaven Corp.                              1,972,850         3,176,250            0.0
                          546,500      US Surgical Corp.                           11,871,438        13,116,000            0.1
                                                                               --------------    --------------          ------
                                                                                   35,428,519        50,744,750            0.6

Index-Related       USD    40,800      Republic of Austria Stock Index Growth
                                       Notes due 8/15/1996                            432,941           647,700            0.0

Industrial                915,000      BW/IP Holdings, Inc.                        15,816,387        17,385,000            0.2
                          157,943      Cooper Cameron Corporation                   2,529,415         3,514,232            0.0
                          179,803      Cooper Industries, Inc.                      6,534,892         6,720,137            0.1
                                                                               --------------    --------------          ------
                                                                                   24,880,694        27,619,369            0.3

Insurance                 913,400      Ace, Ltd.                                   20,951,269        27,059,475            0.3
                          245,000      Aetna Life & Casualty Co.                   12,939,855        15,159,375            0.2
                          200,000      Alexander & Alexander Services, Inc.         3,314,197         4,600,000            0.1
                          510,000      American General Corp.                      13,187,448        18,551,250            0.2
                          571,000      Horace Mann Educators, Inc.                 13,654,588        14,631,875            0.2
                          640,200      Lincoln National Corp.                      23,466,317        26,328,225            0.3
                          680,000      PartnerRe Holdings, Ltd.                    13,404,414        17,000,000            0.2
                                                                               --------------    --------------          ------
                                                                                  100,918,088       123,330,200            1.5

Metals                    140,000      Aluminum Co. of America                      4,698,667         7,962,500            0.1

                          132,800      Reynolds Metals Co.                          5,801,771         8,300,000            0.1
                                                                               --------------    --------------          ------
                                                                                   10,500,438        16,262,500            0.2

Multi-Industry            340,000      Loews Corp.                                 31,080,454        40,927,500            0.5

Natural Resources          15,000      Freeport McMoRan Copper & Gold Inc.            327,957           399,375            0.0
                          210,520      Freeport McMoRan Copper & Gold Inc.
                                       (Class B)                                    3,665,657         5,684,040            0.1
                          300,000      Freeport-McMoRan, Inc.                         982,417         1,500,000            0.0
                                                                               --------------    --------------          ------
                                                                                    4,976,031         7,583,415            0.1

Oil Services              375,000      Arethusa (Offshore) Ltd.                     3,859,378         6,656,250            0.1
                          149,800      Atwood Oceanics, Inc.                        1,238,663         2,733,850            0.0
                        3,614,375      Noble Drilling Corp.                        25,124,880        23,493,437            0.3
                                                                               --------------    --------------          ------
                                                                                   30,222,921        32,883,537            0.4

Pharmaceuticals/          121,500      Alteon, Inc.                                 1,205,188         1,093,500            0.0
Biotechnology             435,000      Applied Immune Sciences, Inc.                6,160,143         3,208,125            0.0
                          600,000      Bristol-Myers Squibb Co.                    33,254,124        41,550,000            0.5
                          450,000      Merck & Co., Inc.                           15,115,266        23,231,250            0.3
                                                                               --------------    --------------          ------
                                                                                   55,734,721        69,082,875            0.8

Pollution Control         646,900      WMX Technologies, Inc.                      16,148,443        20,215,625            0.2

Publishing                175,000      Gannett Co., Inc.                            8,375,486         9,581,250            0.1
                          301,500      New York Times Co. (Class A)                 7,158,778         7,688,250            0.1
                          140,138      Times Mirror Co. (Class A)                   3,016,629         4,028,967            0.1
                                                                               --------------    --------------          ------
                                                                                   18,550,893        21,298,467            0.3

Real Estate               504,600      Carr Realty Corp.                           10,031,714         9,335,100            0.1
Investment Trusts         500,000      First Union Real Estate Investments          3,764,840         3,750,000            0.0
                          661,300      Mid-America Realty Investments               6,616,640         5,621,050            0.1
                          100,000      Mid-Atlantic Realty Trust Co.                  917,500           881,250            0.0
                          200,000      Nationwide Health Properties, Inc.           7,500,000         7,925,000            0.1
                          830,000      Prime Residential, Inc.                     13,262,250        12,553,750            0.2
                          400,000      Taubman Centers, Inc.                        3,807,537         3,950,000            0.1
                                                                               --------------    --------------          ------
                                                                                   45,900,481        44,016,150            0.6

Restaurants               300,000      Buffets, Inc.                                3,157,818         4,162,500            0.1

Retail Specialty          300,000      Toys R Us, Inc.                              8,128,125         8,400,000            0.1

Retail Stores             608,500      Baker (J.), Inc.                            10,187,765         5,932,875            0.1
                          643,200      Burlington Coat Factory Warehouse            7,035,315         8,281,200            0.1
                          516,900      Buttrey Food & Drug Stores Co.               4,084,486         3,489,075            0.0
                          105,000      Dayton-Hudson Corp.                          6,995,242         7,940,625            0.1
                          100,000      Eagle Food Centers, Inc.                       612,500           187,500            0.0
                        1,110,000      Filene's Basement Corp.                     10,092,619         6,105,000            0.1
                        1,373,500      Payless Cashways, Inc.                      17,027,625        10,129,562            0.1
                        1,292,800      Service Merchandise Co., Inc.               10,487,218         9,049,600            0.1
                        1,111,600      The Vons Companies, Inc.                    18,500,110        24,733,100            0.3
                                                                               --------------    --------------          ------
                                                                                   85,022,880        75,848,537            0.9

SCHEDULE OF INVESTMENTS (continued)                                                                             (in US dollars)

COUNTRY
                           Shares                                                                                    Percent of
Industries                   Held          Common Stocks                             Cost             Value          Net Assets
United States
(concluded)

Savings Banks             106,000      Ahmanson (H.F.) & Co.                   $    1,767,857    $    2,371,750            0.0%
                          297,600      Bankers Corp.                                1,688,842         5,319,600            0.1
                          695,000      Brooklyn Bancorp, Inc. (e)                  16,888,752        23,630,000            0.3
                        1,700,768      Dime Bancorp, Inc.                          11,647,480        18,070,660            0.2
                          196,400      Downey Savings & Loan Association            2,896,670         3,756,150            0.1
                        1,895,553      Glendale Federal Savings Bank               16,659,352        26,063,854            0.3
                          770,194      Glendale Federal Savings Bank
                                       (Warrants) (a)                                      --         3,658,421            0.0
                           37,500      NS Bancorp, Inc.                               300,000         1,279,687            0.0
                          204,000      Portsmouth Bank Shares, Inc.                 1,396,014         2,499,000            0.0
                                                                               --------------    --------------          ------
                                                                                   53,244,967        86,649,122            1.0

Specialty Retailing       400,000      Sotheby's Holdings, Inc. (Class A)           4,879,559         5,350,000            0.1

Telecommunications        123,057      Cox Communication, Inc.                      1,820,315         2,491,904            0.0

Textiles                2,825,200      Burlington Industries, Inc.                 37,451,653        35,315,000            0.4

Utilities--             1,250,000      Allegheny Power System, Inc.                27,315,551        30,000,000            0.4
Electric & Gas            125,000      CMS Energy Corp.                             2,290,025         3,125,000            0.0
                        2,486,200      Centerior Energy Corp.                      35,099,397        25,794,325            0.3
                          150,000      Consolidated Edison Company, Inc.            4,390,815         4,350,000            0.1
                        1,780,000      Entergy Corp.                               47,516,856        42,275,000            0.5
                          475,000      FPL Group, Inc.                             14,363,265        18,168,750            0.2
                          300,000      General Public Utilities Corp.               8,663,891         8,662,500            0.1
                        1,757,900      Niagara Mohawk Power Corp.                  28,627,702        24,610,600            0.3
                          844,600      Texas Utilities Co.                         26,942,999        28,610,825            0.3
                        1,148,800      Unicom Corporation                          27,549,620        31,879,200            0.4
                                                                               --------------    --------------          ------
                                                                                  222,760,121       217,476,200            2.6

Utilities--Gas            115,650      Atmos Energy Corp.                           1,445,257         2,313,000            0.0

                                       Total Common Stocks in the
                                       United States                            1,498,801,634     1,739,376,156           20.9


                                       Total Investments in Common Stocks       2,597,806,219     3,066,290,755           36.7


                                            Equity Closed-End Funds

Austria

Financial Services        320,000      Austria Fund (USD)                           2,642,432         2,680,000            0.0

                                       Total Equity Closed-End Funds in
                                       Austria                                      2,642,432         2,680,000            0.0


Ireland

Financial Services        150,000      Irish Investment Fund, Inc.  (USD)           1,086,041         1,743,750            0.0

                                       Total Equity Closed-End Funds in
                                       Ireland                                      1,086,041         1,743,750            0.0


Italy

Financial Services        150,000      Italy Fund (USD)                             1,198,520         1,200,000            0.0

                                       Total Equity Closed-End Funds in Italy       1,198,520         1,200,000            0.0


Portugal

Financial Services         39,500      Capital Portugal Fund                        2,052,116         3,832,551            0.1
                           25,600      Jakarta Growth Fund (USD)                      158,080           252,800            0.0
                           40,000      Portugal Fund (USD)                            360,368           545,000            0.0

                                       Total Equity Closed-End Funds in
                                       Portugal                                     2,570,564         4,630,351            0.1


Spain

Financial Services        300,100      Growth Fund of Spain, Inc.                   2,630,827         3,263,587            0.1

                                       Total Equity Closed-End Funds in Spain       2,630,827         3,263,587            0.1

United States
Financial Services        166,666      European Warrant Fund                        1,363,723         1,416,661            0.0
                           11,700      Global Yield Fund                               89,798            78,975            0.0

                                       Total Equity Closed-End Funds in the
                                       United States                                1,453,521         1,495,636            0.0


                                       Total Investments in Equity Closed-
                                       End Funds                                   11,581,905        15,013,324            0.2


                                          Preferred Stocks

Germany

Automobiles                70,550      Volkswagen of America, Inc.                 16,036,436        17,513,679            0.2

Multi-Industry             45,000      R.W.E. AG                                    8,725,424        12,848,303            0.2

                                       Total Preferred Stocks in Germany           24,761,860        30,361,982            0.4


New Zealand

Finance                 5,585,700      Brierly Investments, Ltd. (9%
                                       Convertible)                                 3,515,477         3,951,240            0.1

                                       Total Preferred Stocks in New Zealand        3,515,477         3,951,240            0.1


Norway

Financial Services        175,000      A/S Eksportfinans (8.70%) (USD)              4,377,500         4,462,500            0.1

                                       Total Preferred Stocks in Norway             4,377,500         4,462,500            0.1


Spain

Banking                   225,000      Santander Overseas Bank (8%, Series D)
                                       (USD)                                        5,463,250         5,484,375            0.1

                                       Total Preferred Stocks in Spain              5,463,250         5,484,375            0.1


United Kingdom

Engineering               750,000      AMEC PLC (6.50% Convertible)                   968,501           744,093            0.0

Retail Stores             545,000      Signet Group (Convertible) (ADR)++
                                       (USD)                                        2,194,907         3,406,250            0.0

                                       Total Preferred Stocks in the
                                       United Kingdom                               3,163,408         4,150,343            0.0

United States

Airlines                   69,400      USAir Group, Inc. (Convertible $4.375,
                                       Series B)                                    3,673,689         2,264,175            0.0

Automobiles &              20,000      Ford Motor Co. (8.40% Convertible,
Equipment                              Series A)                                    1,000,000         1,902,500            0.0

Banking                    75,000      California Federal Bank (10.625%)            7,500,000         7,950,000            0.1
                          115,000      First Nationwide Bank (11.50%)              11,500,000        12,506,250            0.2
                          100,000      Fourth Financial Corp. (Convertible,
                                       Class A)                                     2,500,000         3,125,000            0.0
                          130,300      Marine Midland Banks, Inc. (Adjustable
                                       Rate, Series A)                              5,219,925         5,602,900            0.1
                          100,000      Onbancorp, Inc. (6.75% Convertible,
                                       Series B)                                    2,668,750         2,725,000            0.0
                                                                               --------------    --------------          ------
                                                                                   29,388,675        31,909,150            0.4

Energy & Petroleum        150,000      Grant Tensor Corp. (9.75% Convertible)       1,853,375         2,250,000            0.0
                           64,219      Santa Fe Energy Resources, Inc. (7%)           954,075         1,139,887            0.0
                          460,000      Santa Fe Energy Resources, Inc.
                                       (Convertible, Class A)                       4,082,500         4,427,500            0.1
                                                                               --------------    --------------          ------
                                                                                    6,889,950         7,817,387            0.1

Health Care             1,080,000      US Surgical Corp. (Convertible)             24,354,000        29,160,000            0.4

Natural Resources          85,000      Alumax Inc. (Convertible, Series A)          7,240,312        12,240,000            0.1
                          150,000      Cyprus Amax Minerals Co. (Convertible,
                                       Series A)                                    9,188,313         9,252,000            0.1
                          348,700      Freeport-McMoRan Copper & Gold, Inc.
                                       (Convertible Shares)                         7,918,834         8,935,437            0.1
                          219,000      Freeport-McMoRan Inc. (Convertible
                                       --Gold)                                      7,703,330         7,692,375            0.1
                                                                               --------------    --------------          ------
                                                                                   32,050,789        38,119,812            0.4

Oil Service               447,200      Noble Drilling Corp. (Convertible)          10,745,382        10,062,000            0.1

SCHEDULE OF INVESTMENTS (continued)                                                                             (in US dollars)
COUNTRY
                           Shares                                                                                    Percent of
Industries                   Held          Common Stocks                             Cost             Value          Net Assets
United States
(concluded)

Paper & Forest            200,000      Boise Cascade Corp. (Convertible,
Products                               Series G)                               $    4,225,000    $    7,175,000            0.1%
                          288,200      James River Corp. of Virginia
                                       (9% Convertible, Series P)                   4,971,450         8,429,850            0.1
                                                                               --------------    --------------          ------
                                                                                    9,196,450        15,604,850            0.2

Publishing                 59,862      Times Mirror Company (Convertible,
                                       Series B)                                    1,340,838         1,481,584            0.0

Real Estate               658,000      Catellus Development Corp. (7.25%
                                       Convertible Exchangeable, Series B)         30,686,250        26,978,000            0.3

Real Estate               666,000      National Health Investors, Inc.
Investment Trusts                      (8.50% Convertible)                         16,650,000        17,149,500            0.2
                          700,000      Prime Retail, Inc. (10.50%)                 16,712,575        13,300,000            0.2
                                                                               --------------    --------------          ------
                                                                                   33,362,575        30,449,500            0.4

Savings Bank              619,900      Glendale Federal Savings Bank
                                       (8.75% Convertible, Series E)               15,070,337        23,091,275            0.3

                                       Total Preferred Stocks in the
                                       United States                              197,758,935       218,840,233            2.6


                                       Total Investments in Preferred Stocks      239,040,430       267,250,673            3.3


            Currency         Face
          Denomination     Amount          Fixed-Income Securities

Argentina

Banking        USD     22,000,000      Banco de Galicia, 9% due 11/01/2003         21,506,460        16,500,000            0.2
                                       Banco Rio de la Plata:
               USD     47,500,000        (Class 3), 8.50% due 7/15/1998            47,908,125        44,887,500            0.5
               USD     56,000,000        8.75% due 12/15/2003                      47,165,825        42,840,000            0.5
                                                                               --------------    --------------          ------
                                                                                  116,580,410       104,227,500            1.2

Government                             Republic of Argentina:
Obligations    USD    145,000,000        Discount Notes, 6.875% due 3/31/2023     105,705,577        82,831,250            1.0
               USD    126,000,000        Floating Rate Bonds, 7.312% due
                                         3/31/2005, Series L                       62,510,000        77,332,500            0.9
               USD     22,500,000        Global Bonds, 8.375% due 12/20/2003       16,943,750        16,987,500            0.2
               USD    324,000,000        Par Bonds, 5% due 3/31/2023              163,106,086       150,660,000            1.8
                                                                               --------------    --------------          ------
                                                                                  348,265,413       327,811,250            3.9

                                       Total Fixed-Income Securities in
                                       Argentina                                  464,845,823       432,038,750            5.1


Australia

Food           USD     14,000,000      Burns, Philp & Company Ltd.,
Processing                             Convertible Bonds, 5.50% due
                                       4/30/2004                                   11,976,950        12,040,000            0.1

Industrial     USD     26,410,000      Lend Lease Finance International
                                       Corp., Ltd., Convertible Bonds,
                                       4.75% due 6/01/2003                         28,765,793        30,635,600            0.4

                                       Total Fixed-Income Securities in
                                       Australia                                   40,742,743        42,675,600            0.5


Brazil

Government     USD     35,000,000      Brazil Exit Bonds, 6% due 9/15/2013         19,537,445        16,843,750            0.2
Obligations                            Republic of Brazil:
               USD     37,050,000        4% due 1/01/2001 (d)                      28,959,563        30,010,500            0.4
               USD      5,000,000        Discount Notes, 6.688% due 4/15/2024       3,100,000         2,831,250            0.0
               USD    150,000,000        Par Bonds, 4% due 4/15/2024
                                         (Series YL3)                              58,390,625        65,625,000            0.8
               USD     60,000,000        Par Bonds, 4% due 4/15/2024
                                         (Series YL4)                              23,047,430        26,250,000            0.3

                                       Total Fixed-Income Securities in
                                       Brazil                                     133,035,063       141,560,500            1.7


Canada

Cable          CAD      6,250,000      Rogers Cablesystems, 9.65% due 1/15/2014     3,588,228         3,920,496            0.0

Government     CAD     20,000,000      Canadian Government Bonds, 9.50% due
Obligations                            10/01/1998                                  15,417,349        15,288,111            0.2
               CAD      2,000,000      Macmillan Bloedel Limited, Convertible
                                       Bonds, 5% due 5/01/2007                      1,024,416         1,196,207            0.0
                                                                               --------------    --------------          ------
                                                                                   16,441,765        16,484,318            0.2

Hotel/         USD     23,500,000      Four Seasons Hotel, Inc., 9.125% due
Leisure                                7/01/2000                                   23,401,875        22,971,250            0.3

Industrial     USD     23,000,000      Call Net Enterprise, Inc., 13.07% due
                                       12/01/2004 (b)                              13,186,310        14,173,750            0.2
               USD     12,500,000      Consoltex Group, Inc., 11% due
                                       10/01/2003                                  12,530,000        11,500,000            0.1
               USD     77,000,000      International Semi-Tech Microelectronics
                                       Inc., 11.50% due 8/15/2000 (b)              43,821,759        39,270,000            0.5
                                                                               --------------    --------------          ------
                                                                                   69,538,069        64,943,750            0.8

Oil & Related                          Mark Resources Inc., Convertible Bonds:
               CAD      7,250,000        7% due 4/15/2002                           5,052,564         4,547,775            0.1
               CAD      1,250,000        8% due 11/30/2004                            943,556           866,156            0.0
               CAD     14,500,000      Talisman Energy Inc. (Ex-Warrants),
                                       8.50% due 12/01/2000                        11,040,982        10,523,341            0.1
                                                                               --------------    --------------          ------
                                                                                   17,037,102        15,937,272            0.2

Real Estate                            Olympia & York Inc.:
               CAD     57,194,000        Series 1, 10.70% due 11/04/1995           29,626,733        25,655,952            0.3
               CAD     34,000,000        Series 2, 11% due 11/04/1998              18,060,242        15,251,641            0.2
                                                                               --------------    --------------          ------
                                                                                   47,686,975        40,907,593            0.5

Resources      USD     20,000,000      Crown Packaging Ltd., 10.75% due
                                       11/01/2000                                  20,000,000        19,800,000            0.2
                                       Sherritt, Inc.:
               USD      4,000,000        9.75% due 4/01/2003                        4,002,187         4,050,000            0.0
               CAD     63,500,000        11% due 3/31/2004                         45,931,085        46,663,931            0.6
               USD      2,000,000        10.50% due 3/31/2014                       2,060,000         2,060,000            0.0
               USD     35,500,000      Sifto Canada, Inc., 8.50% due
                                       7/15/2000                                   32,375,188        30,712,500            0.4
                                                                               --------------    --------------          ------
                                                                                  104,368,460       103,286,431            1.2

                                       Total Fixed-Income Securities in
                                       Canada                                     282,062,474       268,451,110            3.2


France

Automobiles    FRF          5,500      Peugeot, Convertible Bonds, 2% due
                                       1/01/2001                                      992,341         1,096,499            0.0

Banking        FRF         58,000      Societe Generale, Convertible Bonds
                                       (New), 3.50% due 1/01/2000                   7,499,838         8,684,453            0.1

Government     ECU      2,000,000      Credit Local de France, 8.683% due
Obligations                            10/16/2001 (b)                               1,656,263         1,671,996            0.0
                                       Government of France:
               FRF    700,000,000        8.50% due 10/25/2019                     132,737,864       155,283,548            1.9
               ECU    175,000,000        8.25% due 4/25/2022                      202,798,464       229,617,286            2.8
                                                                               --------------    --------------          ------
                                                                                  337,192,591       386,572,830            4.7

Industrial     FRF         30,000      Alcatel Alsthom, Convertible Bonds,
                                       2.50% due 1/01/2004                          3,926,887         4,718,127            0.1

Insurance      FRF         35,500      Finaxa, Convertible Bonds, 3% due
                                       1/01/2001                                    9,060,172        10,407,941            0.1

Multi--        FRF          8,713      Compagnie Generale des Eaux,
Industry                               Convertible Bonds, 6% due 1/01/1998          4,859,722         5,922,767            0.1

                                       Total Fixed-Income Securities in
                                       France                                     363,531,551       417,402,617            5.1

SCHEDULE OF INVESTMENTS (continued)                                                                             (in US dollars)

COUNTRY
              Currency       Face                                                                                    Percent of
Industries  Denomination   Amount          Fixed-Income Securities                  Cost             Value           Net Assets
Germany

Banking        DEM      2,310,000      Commerzbank AG, Floating Rate
                                       Convertible Bonds, 2% due 6/15/2001     $    1,556,456    $    2,499,421            0.0%

Government     DEM    204,000,000      Bundesrepublic Deutscheland,
Obligations                            7.75% due 10/01/2004                       148,967,081       155,912,282            1.9
               DEM    290,000,000      Treuhandanstalt, 7.50% due 9/09/2004       187,088,655       218,743,577            2.6
                                                                               --------------    --------------          ------
                                                                                  336,055,736       374,655,859            4.5

Government     DEM     64,000,000      Baden-Wuerttemberg, 6.20% due
Obligations--                          11/22/2013                                  37,148,769        44,351,162            0.5
Regional       DEM     57,500,000      Freie Hansestadt Hamburg,
                                       6.08% due 11/29/2018                        33,152,404        38,431,823            0.5
               DEM    168,000,000      Land Hessen, 6% due 11/29/2013              96,916,825       112,713,324            1.4
               DEM    110,000,000      Mecklenberg Vorpommern, 6.15% due
                                       6/16/2023                                   61,012,437        72,550,481            0.9
               DEM    133,200,000      Nordrhein-Westfalen, 6.125% due
                                       12/21/2018                                  76,238,083        90,088,587            1.1
                                       Rheinland-Pfalz:
               DEM     33,000,000        5.75% due 2/24/2014                       18,324,663        21,674,387            0.3
               DEM     64,000,000        6.08% due 11/29/2018                      36,935,547        43,077,368            0.5
               DEM     47,000,000      Sachsen-Anhalt, 6% due 1/10/2014            26,915,615        31,022,653            0.4
                                                                               --------------    --------------          ------
                                                                                  386,644,343       453,909,785            5.6

Industrial     USD      1,000,000      Siemens Corp. (with Warrants),
                                       8% due 6/24/2002 (a)                         1,318,750         1,375,700            0.0
               USD     41,100,000      Tarkett International, 9% due
                                       3/01/2002                                   39,413,750        41,819,250            0.5
                                                                               --------------    --------------          ------
                                                                                   40,732,500        43,194,950            0.5

Utilities--    USD      5,875,000      Veba International Finance (Warrants),
Electric                               6% due 4/06/2000 (a)                         7,083,300        10,545,625            0.1

                                       Total Fixed-Income Securities in
                                       Germany                                    772,072,335       884,805,640           10.7


Hong Kong

Industrial     USD      9,900,000      Johnson Electric Holdings Ltd.,
                                       Convertible Bonds, 4.50% due
                                       11/05/2000                                   8,844,404         8,786,250            0.1

Retail         USD     11,500,000      Dairy Farm International Holdings
                                       Ltd., 6.50% due 5/10/2049                    9,118,375         8,625,000            0.1

                                       Total Fixed-Income Securities in
                                       Hong Kong                                   17,962,779        17,411,250            0.2


Indonesia

Industrial     USD      2,000,000      PT Indorayon, Convertible Bonds,
                                       5.50% due 10/01/2002                         2,363,125         2,360,000            0.0

                                       Total Fixed-Income Securities in
                                       Indonesia                                    2,363,125         2,360,000            0.0


Italy

Telecommuni-                           Softe SA-LUX:
cations        ITL 16,760,000,000        (Ex-Warrants), 8.75% due 3/24/1997        10,756,360        10,086,841            0.1
               ITL 11,500,000,000        Convertible Bonds, 4.25% due
                                         7/30/1998                                  7,894,814         8,624,275            0.1

                                       Total Fixed-Income Securities in
                                       Italy                                       18,651,174        18,711,116            0.2


Japan

Automobiles    JPY    400,000,000      Toyota Motor Corp., Convertible Bonds,
& Equipment                            1.20% due 1/28/1998                          2,477,431         4,756,929            0.1

Electronics    JPY    988,000,000      Matsushita Electric Works, Convertible
                                       Bonds, 2.70% due 5/31/2002                   9,691,544        12,299,500            0.2

Insurance      JPY     13,000,000      Mitsui Marine & Fire Insurance Co.,
                                       Ltd., 0.70% due 3/31/2003                      118,211           135,552            0.0
               JPY      8,000,000      Nichido Fire & Marine Insurance Co.,
                                       Ltd., 1% due 3/31/2003                          75,240            87,597            0.0
                                                                               --------------    --------------          ------
                                                                                      193,451           223,149            0.0

                                       Total Fixed-Income Securities in
                                       Japan                                       12,362,426        17,279,578            0.3


Korea

Energy         USD      6,250,000      Ssangyong Oil Corp., 3.75% due
                                       12/31/2008                                   6,681,062         6,656,250            0.1

                                       Total Fixed-Income Securities in
                                       Korea                                        6,681,062         6,656,250            0.1


Mexico

Government     USD    165,500,000      Banco Nacional (BNCE), 7.25% due
Obligations                            2/02/2004                                  134,186,200       124,952,500            1.5
               USD     32,500,000      Petroleos Mexicanos, 8.625% due
                                       12/01/2023                                  15,772,500        22,750,000            0.3
                                       United Mexican States:
               USD     18,583,000        8.50% due 9/15/2002                       15,096,445        15,609,720            0.2
               USD     85,000,000        Floating Notes, Series A, 6.687%
                                         due 12/31/2019                            72,668,750        60,456,250            0.7
               USD     38,000,000        Floating Notes, Series B, 6.765%
                                         due 12/31/2019                            32,676,004        27,027,500            0.3
               USD     25,000,000        Par Bonds, Series B, 6.25%
                                         due 12/31/2019                            11,690,643        15,000,000            0.2
                                       United Mexican States, Rights:
               USD    130,764,000        (Series A)                                        --                --             --
               USD     83,460,000        (Series B)                                        --                --             --
                                                                               --------------    --------------          ------
                                                                                  282,090,542       265,795,970            3.2

                                       Total Fixed-Income Securities in
                                       Mexico                                     282,090,542       265,795,970            3.2


New Zealand

Utilities      NZD      2,000,000      Natural Gas Corp.  Holdings,
--Gas                                  Convertible Bonds, 10.50%
                                       due 10/14/1997                               1,186,318         2,425,320            0.0

                                       Total Fixed-Income Securities in
                                       New Zealand                                  1,186,318         2,425,320            0.0


Norway

Industrial     USD     10,000,000      Wilrig AS, 11.25% due 3/15/2004             10,000,000        10,350,000            0.1

                                       Total Fixed-Income Securities in
                                       Norway                                      10,000,000        10,350,000            0.1


Portugal

Banking        ECU     19,300,000      Banco Commercial Portuguese,
                                       Convertible Bonds, 8.75% due
                                       5/21/2002                                   26,468,747        27,224,001            0.3

                                       Total Fixed-Income Securities in
                                       Portugal                                    26,468,747        27,224,001            0.3


Spain

Government     ESP 30,275,000,000      Government of Spain, 10% due
Obligations                            2/28/2005                                  218,935,863       236,367,295            2.8

                                       Total Fixed-Income Securities in
                                       Spain                                      218,935,863       236,367,295            2.8


Sweden

Industrial     ECU      7,000,000      SKF--AB Lyons, Convertible Bonds,
                                       8.01% due 7/26/2002 (b)                      5,313,058         5,360,166            0.1

Multi-         ECU      1,000,000      Investor International Placements,
Industry                               Convertible Bonds, 7.25% due
                                       6/21/2001                                    1,001,412         1,481,098            0.0

                                       Total Fixed-Income Securities in
                                       Sweden                                       6,314,470         6,841,264            0.1


Switzerland

Chemicals      USD     24,945,000      Ciba-Geigy Corp., Convertible Bonds,
                                       6.25% due 3/15/2016                         25,632,050        24,446,100            0.3

Industrial     CHF      1,401,000      Ciba-Geigy AG, Convertible Bonds,
                                       2% due 8/09/1998                             1,178,587         1,673,091            0.0

Newspaper/     CHF      3,020,000      News International PLC, 5.375%
Publishing                             due 4/30/1996                                1,115,703         2,655,662            0.0

                                       Total Fixed-Income Securities in
                                       Switzerland                                 27,926,340        28,774,853            0.3


Taiwan

Agriculture    USD        750,000      President Enterprises, 8.30% due
                                       7/22/2001 (b)                                  746,250           907,500            0.0

Metals         USD      2,220,000      Tung Ho Steel Enterprise, Convertible
                                       Bonds, 4% due 7/26/2001                      2,243,700         2,575,200            0.0

                                       Total Fixed-Income Securities in Taiwan      2,989,950         3,482,700            0.0

SCHEDULE OF INVESTMENTS (continued)                                                                             (in US dollars)
COUNTRY
              Currency       Face                                                                                    Percent of
Industries  Denomination   Amount          Fixed-Income Securities                  Cost             Value           Net Assets
United Kingdom

Building       GBP      3,250,000      Redland Capital PLC, Convertible
Materials                              Bonds, 7.25% due 1/28/2002              $    5,382,804    $    4,888,611            0.1%

Energy         GBP     29,990,000      Elf Enterprises Finance PLC,
                                       Convertible Bonds, 8.75% due
                                       6/27/2006                                   48,109,352        47,390,123            0.6

Financial      GBP      3,550,000      SG Warburg Group, Convertible Bonds,
Services                               6.50% due 8/04/2008                          5,416,350         4,828,603            0.1
               GBP     11,600,000      TransAtlantic Holdings PLC, Convertible
                                       Bonds, 5.50% due 4/30/2009                  14,179,895        14,107,363            0.2
                                                                               --------------    --------------          ------
                                                                                   19,596,245        18,935,966            0.3

Foods          GBP      7,750,000      Tate & Lyle International, Convertible
                                       Bonds, 5.75% due 3/21/2001                  10,092,554        10,448,306            0.1

Food &         GBP        750,000      Allied Domecq PLC, 6.75% due 7/07/2008       1,119,092         1,182,148            0.0
Beverage

Government     GBP     32,000,000      U.K.T.N., Bond, 6.75% due 11/26/2004        47,194,258        46,277,784            0.6
Obligations

Industrial     USD      1,890,000      HIH Capital Ltd., Convertible Bonds
                                       (Bearer), 7.50% due 9/25/2006                1,005,400         1,379,700            0.0
               USD      2,000,000      HIH Capital Ltd., Convertible Bonds,
                                       7.50% due 9/25/2006                          1,665,000         1,460,000            0.0
               GBP      6,375,000      Hanson PLC, Convertible Bonds,
                                       9.50% due 1/31/2006                         11,769,997        10,354,294            0.1
                                                                               --------------    --------------          ------
                                                                                   14,440,397        13,193,994            0.1

Multi--        GBP      4,875,000      English China Clays PLC, Convertible
Industry                               Bonds, 6.50% due 9/30/2003                   8,364,034         7,820,477            0.1

Real Estate    GBP        500,000      Land Securities PLC, Convertible Bonds,
                                       6.75% due 12/31/2002                           679,603           796,099            0.0

Retail         GBP      8,350,000      Sainsbury (J.) PLC, Convertible Bonds,
                                       8.50% due 11/19/2005                        16,072,715        18,338,892            0.2

Utilities      GBP      2,000,000      National Power PLC, Convertible Bonds,
                                       6.25% due 9/23/2008                          3,262,275         3,584,448            0.0

                                       Total Fixed-Income Securities in the
                                       United Kingdom                             174,313,329       172,856,848            2.1


United States

Aerospace      USD      3,500,000      Rohr Industries, Inc., Convertible
                                       Bonds, 7.75% due 5/15/2004                   3,500,000         5,425,000            0.1

Airlines       USD      8,500,000      UAL Corporation, Convertible Bonds,
                                       6.375% due 2/01/2025                         7,631,506         8,797,500            0.1
                                       USAir Inc.:
               USD     11,000,000        10% due 7/01/2003                          8,529,375         8,827,500            0.1
               USD      4,337,927        9.33% due 1/01/2006                        4,229,913         3,882,445            0.1
               USD     19,300,000        10.375% due 3/01/2013                     17,593,625        17,852,500            0.2
               USD      7,500,000      USAir Pass Thru, 9.625% due
                                       9/01/2003 (d)                                7,495,625         6,900,000            0.1
                                                                               --------------    --------------          ------
                                                                                   45,480,044        46,259,945            0.6

Automotive     USD     22,000,000      AM General Corporation, 12.875%
                                       due 5/01/2002                               21,834,060        21,120,000            0.3

Banking        USD     14,250,000      Berkely Federal Bank, 12% due
                                       6/15/2005                                   14,250,000        14,285,625            0.2
               USD     15,000,000      First City Bancorp of Texas Inc.,
                                       9% due 9/30/1997                            14,925,000        14,925,000            0.2
               USD      3,000,000      Roosevelt Financial Group, Inc.,
                                       9.50% due 8/01/2002                          3,000,000         3,005,100            0.0
                                                                               --------------    --------------          ------
                                                                                   32,175,000        32,215,725            0.4

Building &     USD     39,250,000      United International Holdings, Inc.,
Construction                           43.768% due 11/15/1999 (b)                  21,962,824        24,138,750            0.3

Building       USD     15,000,000      DalTile International, Inc., 11.955%
Materials                              due 7/15/1998 (b)                           10,267,050        10,312,500            0.1

Chemicals      USD     10,000,000      Laroche Industries Inc., 13% due
                                       8/15/2004                                   10,325,000        10,300,000            0.1

Computers      USD     15,000,000      Dell Computer Corp., 11% due
                                       8/15/2000                                   15,077,500        16,387,500            0.2

Energy         USD     12,374,000      Transamerican Refining Corp., 18.29%
                                       due 2/15/2002(b)                             7,394,649         8,228,710            0.1
               USD     33,000,000      TransTexas Gas Corp., 11.50% due
                                       6/15/2002                                   33,000,000        34,072,500            0.4
                                                                               --------------    --------------          ------
                                                                                   40,394,649        42,301,210            0.5

Financial      CHF      4,010,000      Chrysler Financial Corp.,
Services                               5.75% due 6/18/1996                          1,914,011         3,556,638            0.0
                                       Lomas Mortgage USA, Inc.:
               USD     11,000,000        9.75% due 10/01/1997                      10,465,250         8,470,000            0.1
               USD      7,500,000        10.25% due 10/01/2002                      7,000,000         5,512,500            0.1
               USD      2,008,000      US Trails, Senior Secured Notes,
                                       12% due 7/15/1998                            1,642,685         1,365,440            0.0
                                                                               --------------    --------------          ------
                                                                                   21,021,946        18,904,578            0.2

Health Care    USD      7,200,000      Cetus (Chiron) Corp., Convertible
                                       Bonds, 5.25% due 5/21/2002                   5,220,250         6,624,000            0.1
               USD      8,500,000      Mediq/PRN, Senior Notes, 11.125%
                                       due 7/01/1999                                8,845,000         7,926,250            0.1
                                                                               --------------    --------------          ------
                                                                                   14,065,250        14,550,250            0.2

Homebuilding & USD     31,950,000      Baldwin Co., 10.375% due 8/01/2003          30,215,562        18,531,000            0.2
Construction   USD     37,500,000      Beazer Homes USA, Inc., 9% due
                                       3/01/2004                                   35,597,000        34,406,250            0.4
               USD     29,500,000      K. Hovnanian Enterprises, 9.75%
                                       due 6/01/2005                               28,874,300        23,157,500            0.3
               USD     30,000,000      MDC Holdings Inc., 11.125% due
                                       12/15/2003                                  28,916,500        27,375,000            0.3
               USD     28,250,000      Presley Companies, Senior Notes,
                                       12.50% due 7/01/2001                        28,190,312        23,588,750            0.3
               USD     10,000,000      Webb (Del E.) Corp., 9% due 2/15/2006        7,993,750         9,100,000            0.1
                                                                               --------------    --------------          ------
                                                                                  159,787,424       136,158,500            1.6

Hospital       USD      1,000,000      Novacare, Inc., Convertible Bonds,
Management                             5.50% due 1/15/2000                            857,500           860,000            0.0

Industrial     USD     10,000,000      Easco Corp., 10% due 3/15/2001              10,005,000        10,100,000            0.1
               USD     19,000,000      Envirotest Systems Corp.,
                                       9.125% due 3/15/2001                        18,412,210        15,960,000            0.2
               USD     27,250,000      Genmar Holdings, Inc., 13.50% due
                                       7/15/2001                                   27,127,100        27,045,625            0.3
               USD      8,590,000      Hanson America, Convertible Bonds,
                                       2.39% due 3/01/2001                          6,592,268         6,786,100            0.1
               USD      2,500,000      MDC Holdings, Inc., Convertible Bonds,
                                       8.75% due 12/15/2005                         2,150,000         2,600,000            0.0
               USD      9,000,000      Merisel, Inc., 12.50% due 12/31/2004         9,000,000         7,920,000            0.1
               USD     10,000,000      OSI Specialties Corp., 9.25% due
                                       10/01/2003                                  10,000,000        10,250,000            0.1
               USD     30,500,000      Plastic Specialties & Technology,
                                       Inc., 11.25% due 12/01/2003                 30,540,000        27,755,000            0.3
                                                                               --------------    --------------          ------
                                                                                  113,826,578       108,416,725            1.2

Insurance      USD      7,750,000      Horace Mann Educators, Inc.,
                                       Convertible Bonds, 4% due
                                       12/01/1999 (b)                               7,682,500         7,682,187            0.1
               USD     22,500,000      Mutual Life Insurance Co.,
                                       11.25% due 8/15/2024 (b)                    14,457,048        16,425,000            0.2
               USD     12,500,000      Nacolah Holding Corp.,
                                       9.50% due 12/01/2003                        12,500,000        11,812,500            0.1
                                                                               --------------    --------------          ------
                                                                                   34,639,548        35,919,687            0.4

SCHEDULE OF INVESTMENTS (continued)                                                                             (in US dollars)

COUNTRY
              Currency       Face                                                                                    Percent of
Industries  Denomination   Amount          Fixed-Income Securities                   Cost             Value          Net Assets
United States
(concluded)

Leisure &      USD      5,000,000      Rio Hotel & Casino Inc., 10.625%
Tourism                                due 7/15/2005                           $    5,000,000    $    5,012,500            0.1%

Merchandising  USD     12,000,000      Price Club Co., Convertible Bonds,
                                       5.50% due 2/28/2012                         11,213,250        11,700,000            0.1

Oil & Related  USD      1,500,000      Gerrity Oil & Gas Corp., 11.75%
                                       due 7/15/2004                                1,500,000         1,342,500            0.0
                                       PDV America, Inc.:
               USD     35,000,000        7.25% due 8/01/1998                       34,856,150        33,600,000            0.4
               USD     10,000,000        7.75% due 8/01/2000                       10,062,500         9,412,500            0.1
               USD      6,000,000      USX Marathon Oil Co., 7% due
                                       6/15/2017                                    5,650,000         5,505,000            0.1
                                                                               --------------    --------------          ------
                                                                                   52,068,650        49,860,000            0.6

Real Estate    USD     24,500,000      Alexander Haagen Properties Inc.,
                                       Exchangeable Debentures, 7.25% due
                                       12/27/2003                                  24,348,750        22,754,375            0.3
               USD     25,000,000      First Washington Realty, 8.25%
                                       due 6/26/1999                               25,000,000        24,750,000            0.3
               USD      6,500,000      LTC Properties, Inc., Convertible Bonds,
                                       9.75% due 7/01/2004                          6,500,000         9,343,750            0.1
               USD     27,000,000      Malan Realty Investors, Inc.,
                                       Convertible Bonds, 8.50% due
                                       7/01/2003                                   27,000,000        27,945,000            0.3
               USD      9,545,000      Phoenix Home Life-Mutual Insurance Co.,
                                       8% due 11/25/2023                            9,545,000         9,091,612            0.1
               USD     23,948,889      RTC Commercial Mortgage, Class E,
                                       8.25% due 12/25/2020 (d)                    23,582,172        22,212,595            0.3
                                                                               --------------    --------------          ------
                                                                                  115,975,922       116,097,332            1.4

Real Estate    USD      7,000,000      Centerpoint Properties Corp.,
Investment                             Convertible Bonds, 8.22% due
Trusts                                 1/15/2004                                    7,000,000         7,866,250            0.1
               USD     30,000,000      First Union Real Estate, 8.875%
                                       due 10/01/2003                              29,756,100        27,225,000            0.3
               USD     12,500,000      Liberty Property Trust, Convertible
                                       Bonds, 8% due 7/01/2001                     12,500,000        12,687,500            0.1
                                       Meditrust, Convertible Bonds:
               USD      6,000,000        7% due 3/01/1998                           6,035,000         6,637,500            0.1
               USD      5,000,000        8.549% due 2/01/2000                       5,000,000         5,000,000            0.1
               USD     18,500,000        7.50% due 3/01/2001                       18,500,000        18,685,000            0.2
               USD      5,000,000      Mid-Atlantic Realty Trust,
                                       Convertible Bonds, 7.625% due
                                       9/15/2003                                    4,875,000         4,125,000            0.1
               USD      5,000,000      National Health Investors, Inc.,
                                       Convertible Bonds, 7.375% due
                                       4/01/1998                                    5,125,000         5,150,000            0.1
               USD     14,500,000      Nationwide Health Properties Inc.,
                                       Convertible Bonds, 6.25% due
                                       1/01/1999                                   14,450,000        14,355,000            0.1
               USD      5,500,000      Sizeler Property Investors, Inc.,
                                       Convertible Bonds, 8% due
                                       7/15/2003                                    5,505,000         4,867,500            0.1
                                                                               --------------    --------------          ------
                                                                                  108,746,100       106,598,750            1.3

Resources      USD     32,500,000      Freeport-McMoRan Resources,
                                       8.75% due 2/15/2004                         31,378,750        31,403,125            0.4

Savings Bank   USD     15,000,000      Crossland Federal Savings Bank,
                                       9% due 9/01/2003                            15,634,250        15,150,000            0.2
               USD     21,400,000      First Federal Financial Corporation,
                                       11.75% due 10/01/2004                       21,401,250        21,346,500            0.2
                                                                               --------------    --------------          ------
                                                                                   37,035,500        36,496,500            0.4

Steel          USD     23,625,000      NS Group, Inc., 13.50% due
                                       7/15/2003                                   22,526,813        22,680,000            0.3

Supermarkets   USD     39,650,000      Eagle Food Centers Inc., 8.625%
                                       due 4/15/2000                               36,095,837        18,040,750            0.2
               USD      5,000,000      Pueblo Xtra International Inc.,
                                       9.50% due 8/01/2003                          4,588,750         4,500,000            0.1
                                                                               --------------    --------------          ------
                                                                                   40,684,587        22,540,750            0.3

Telecommuni-   USD     46,500,000      Cellnet Data Systems, 9.1479% due
cations                                6/15/2005 (b)                               25,166,686        25,691,250            0.3
               USD     95,000,000      Geotek Communications Inc.,
                                       14.975% due 7/15/2005 (b)                   46,421,106        46,787,500            0.6
                                       Nextel Communications, Inc. (b):
               USD      3,000,000        11.21% due 9/01/2003                       2,158,895         1,811,250            0.0
               USD     33,500,000        9.96% due 8/15/2004                       22,383,911        17,545,625            0.2
                                                                               --------------    --------------          ------
                                                                                   96,130,598        91,835,625            1.1

Textiles &     USD     23,500,000      Salant Corp., Secured, 10.50%
Apparel                                due 12/31/1998                              23,030,000        18,330,000            0.2
               USD     18,250,000      Texfi Industries, Inc., 8.75%
                                       due 8/01/1999                               17,930,300        13,961,250            0.2
                                                                               --------------    --------------          ------
                                                                                   40,960,300        32,291,250            0.4

Trans-         USD      8,500,000      Eletson Holdings Inc., 9.25% due
portation                              11/15/2003                                   8,537,500         8,096,250            0.1
               USD     22,000,000      OMI Corp., 10.25% due 11/01/2003            21,910,000        18,920,000            0.2
                                                                               --------------    --------------          ------
                                                                                   30,447,500        27,016,250            0.3

Trans-         USD      5,000,000      AMR Corp., 6.125% due 11/01/2024             4,074,641         5,200,000            0.1
portation/
Airline

Utilities--                            CTC Mansfield Funding Corp.:
Electric       USD      5,500,000        10.25% due 3/30/2003                       5,620,000         5,610,000            0.1
               USD     12,000,000        11.125% due 9/30/2016                     12,820,000        12,300,000            0.2
               USD     40,000,000      California Energy Co., Inc.,
                                       10.25% due 1/15/2004 (b)                    34,517,325        34,000,000            0.4
               USD      8,000,000      Calpine Corp., Inc., 9.25% due
                                       2/01/2004                                    7,277,500         6,960,000            0.1
                                       Cleveland Electric Illuminating
                                       Company Inc., First Mortgage:
               USD      5,000,000        9.30% due 7/26/1999                        5,437,500         4,981,250            0.1
               USD     12,500,000        9.25% due 7/29/1999                       13,562,500        12,437,500            0.2
               USD      3,000,000        9.05% due 8/15/2001                        3,093,750         2,955,000            0.0
               USD      7,500,000        7.625% due 8/01/2002                       7,462,500         6,768,750            0.1
               USD      5,000,000        7.375% due 6/01/2003                       4,700,000         4,387,500            0.0
                                       El Paso Funding:
               USD      4,050,000        9.20% due 7/02/1997                        3,286,000         2,349,000            0.0
               USD     25,000,000        10.375% due 1/02/2011                     21,170,000        14,500,000            0.2
               USD     62,040,000        10.75% due 4/01/2013                      52,996,150        35,983,200            0.4
               USD      7,500,000      Public Service Company of
                                       New Mexico, First PV Funding,
                                       10.30% due 1/15/2014                         7,137,750         7,612,500            0.1
               USD     23,000,000      Public Service Company of
                                       New Mexico, EIP Funding, 10.25%
                                       due 10/01/2012                              23,000,000        23,230,000            0.3
                                       Toledo Edison Co.:
               USD      2,000,000        9.30% due 4/01/1998                        2,130,000         1,990,000            0.0
               USD     15,425,000        7.25% due 8/01/1999                       15,425,000        14,248,844            0.2
               USD      3,000,000        9.50% due 4/01/2001                        3,221,250         2,985,000            0.0
               USD      1,500,000        7.85% due 3/31/2003                        1,296,450         1,353,750            0.0
               USD      2,000,000        7.91% due 4/01/2003                        1,992,500         1,807,500            0.0
                                                                               --------------    --------------          ------
                                                                                  226,146,175       196,459,794            2.4

                                       Total Fixed-Income Securities
                                       in the United States                     1,367,603,159     1,278,462,246           15.4


                                       Total Investments in Fixed-Income
                                       Securities                               4,232,139,273     4,281,932,908           51.4

SCHEDULE OF INVESTMENTS (concluded)                                                                             (in US dollars)

COUNTRY
             Currency        Face                                                                                    Percent of
           Denomination    Amount           Short-Term Securities                    Cost             Value          Net Assets
Canada

Foreign        CAD     86,217,000      Canadian Treasury Bill, 6.347%
Government                             due 8/24/1995                           $   63,356,530    $   62,634,670            0.8%
Obligations*

                                       Total Short-Term Investments in Canada      63,356,530        62,634,670            0.8


Mexico

Foreign                                Mexican Cetes (Certificados de
Government                             la Tesoreria de la Federacion):
Obligations*   MXN     42,000,000        30.064% due 8/03/1995                      6,290,679         6,822,422            0.1
               MXN     18,653,450        60.149% due 2/01/1996                      2,251,725         2,518,674            0.0
               MXN     82,186,000        26.249% due 2/15/1996                     11,594,050        10,962,617            0.1
               MXN    212,150,560        24.749% due 2/22/1996                     28,534,315        28,124,706            0.3

                                       Total Short-Term Investments in
                                       Mexico                                      48,670,769        48,428,418            0.5


United States

Commercial     USD     47,000,000      ABN-AMRO North America Finance, Inc.,
Paper*                                 5.70% due 9/01/1995                         46,769,308        46,769,308            0.6
               USD     50,000,000      Ciesco L.P., 5.70% due 8/23/1995            49,825,833        49,825,833            0.6
               USD     40,000,000      Deutsche Bank Finance, 5.71% due
                                       8/11/1995                                   39,936,556        39,936,556            0.5
                                       Du Pont (E.I.) de Nemours & Co:
               USD     50,000,000        5.69% due 8/02/1995                       49,992,097        49,992,097            0.6
               USD     50,000,000        5.70% due 8/22/1995                       49,833,750        49,833,750            0.6
               USD     18,694,000      General Electric Capital Corp.,
                                       5.80% due 8/01/1995                         18,694,000        18,694,000            0.2
               USD     50,000,000      Goldman Sachs Group L.P.,
                                       5.70% due 8/09/1995                         49,936,667        49,936,667            0.6
               USD     42,082,000      Sheffield Receivables Corp.,
                                       5.87% due 8/01/1995                         42,082,000        42,082,000            0.5
               USD    100,000,000      UBS Finance (Delaware) Inc.,
                                       5.88% due 8/01/1995                        100,000,000       100,000,000            1.2

                                       Total Investments in Commercial Paper      447,070,211       447,070,211            5.4


US Government  USD     15,000,000      Federal Home Loan Mortgage Corporation,
Agency                                 5.81% due 8/02/1995                         14,997,579        14,997,579            0.2
Obligations*
                                       Total Investments in US Government
                                       Agency Obligations                          14,997,579        14,997,579            0.2


                                       Total Short-Term Investments in the
                                       United States                              462,067,790       462,067,790            5.6


                                       Total Investments in Short-Term
                                       Securities                                 574,095,089       573,130,879            6.9


Total Investments                                                              $7,654,662,916     8,203,618,539           98.5
                                                                               ==============
Unrealized Depreciation on Forward Foreign Exchange Contracts**                                     (13,880,557)          (0.2)

Variation Margin on Futures Contracts***                                                                688,896            0.0

Other Assets Less Liabilities                                                                       137,587,677            1.7
                                                                                                 --------------          ------
Net Assets                                                                                       $8,328,014,555          100.0%
                                                                                                 ==============          ======

[FN]
(a)Warrants entitle the Fund to purchase a predetermined number of shares of stock/face amount of bonds at a predetermined price until the expiration date.
(b)Represents a zero coupon or step bond; the interest rate shown is the effective yield at the time of purchase.
(c)Represents a pay-in-kind security.
(d)Subject to principal paydowns as a result of prepayments or refinancings of the underlying mortgage instruments. As a result, the average life may be less than the original maturity.
(e)Name changed from Crossland Federal Savings Bank.
(f)The rights may be exercised until 8/08/1995.
 ++American Depositary Receipt (ADR).
  *Commercial Paper and certain US and Foreign Government and Agency
   Obligations are traded on a discount basis. The interest rates shown are the rates in effect on July 31, 1995.
 **Forward Foreign Exchange Contracts as of July 31, 1995 were as follows:


                                                               Unrealized
   Foreign                     Expiration                     Appreciation
   Currency Sold                  Date                       (Depreciation)

   CHF      3,000,000           August 1995                   $        612
   CHF     55,000,000        September 1995                        (39,618)
   DEM    666,500,000           August 1995                     (4,764,376)
   DEM    325,000,000        September 1995                     (1,430,984)
   DEM    155,000,000          October 1995                        285,222
   DKR      7,000,000           August 1995                         (6,715)
   ECU    123,000,000           August 1995                     (2,794,730)
   ECU     30,000,000        September 1995                       (752,970)
   FRF    335,000,000           August 1995                     (2,668,862)
   FRF    200,000,000        September 1995                       (828,614)
   FRF    310,000,000          October 1995                       (942,780)
   GBP    102,000,000           August 1995                       (967,613)
   GBP     32,000,000        September 1995                        (92,480)
   NLG    108,000,000           August 1995                       (409,013)
   NLG     55,000,000        September 1995                       (251,823)
   ESP 12,500,000,000           August 1995                     (1,474,604)
   ESP  7,000,000,000        September 1995                       (812,158)
   ESP  4,500,000,000          October 1995                       (594,852)
   JPY  5,000,000,000           August 1995                      1,713,682
   JPY 24,000,000,000        September 1995                      2,490,897
   JPY  4,000,000,000          October 1995                        461,222

   Total Unrealized Depreciation--Net, on
   Forward Foreign Exchange Contracts
   (US$ Commitment--$2,149,759,277)                           $(13,880,557)
                                                              ============

***Financial Futures Contracts purchased as of July 31, 1995 were as follows:

   Number of                                    Expiration
   Contracts             Issue                     Date             Value

     330      Standard & Poor's 500 Index     September 1995    $(92,919,750)
     700           US Treasury Notes          September 1995     (76,234,375)

   Total Financial Futures Contracts Purchased
   (Total Contract Price--$167,728,750)                        $(169,154,125)
                                                               =============

                   MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.

                      STATEMENT OF ASSETS AND LIABILITIES
                              AS OF JULY 31, 1995
                                  (UNAUDITED)

ASSETS:
Investments, at value (identified cost--
 $7,654,662,916) (Note 1a).........................               $8,203,618,539
Cash...............................................                    6,788,215
Foreign cash (Note 1c) ............................                    4,993,020
Receivables:
  Securities sold .................................  $202,946,283
  Interest.........................................   125,774,426
  Capital shares sold .............................    14,100,893
  Dividends........................................     7,828,560
  Variation margin (Note 1d) ......................       688,896    351,339,058
                                                     ------------
Prepaid registration fees and other assets (Note
 1g)...............................................                      696,869
                                                                  --------------
Total assets.......................................                8,567,435,701
                                                                  --------------
LIABILITIES:
Unrealized depreciation on forward foreign exchange
 contracts (Note 1d) ..............................                   13,880,557
Payables:
  Securities purchased.............................   197,353,225
  Capital shares redeemed .........................    15,142,207
  Distributor (Note 2).............................     5,637,484
  Investment adviser (Note 2) .....................     4,871,486    223,004,402
                                                     ------------
Accrued expenses and other liabilities ............                    2,536,187
                                                                  --------------
Total liabilities..................................                  239,421,146
                                                                  --------------
NET ASSETS:
Net assets.........................................               $8,328,014,555
                                                                  ==============
NET ASSETS CONSIST OF:
Class A Shares of Common Stock, $0.10 par value,
 200,000,000 shares authorized.....................               $   10,608,834
Class B Shares of Common Stock, $0.10 par value,
 900,000,000 shares authorized.....................                   47,860,816
Class C Shares of Common Stock, $0.10 par value,
 200,000,000 shares authorized.....................                      540,310
Class D Shares of Common Stock, $0.10 par value,
 900,000,000 shares authorized.....................                    1,535,855
Paid-in capital in excess of par ..................                7,610,282,943
Undistributed investment income--net ..............                  235,282,298
Accumulated realized capital losses on investments
 and foreign currency transactions--net............                (114,448,685)
Unrealized appreciation on investments and foreign
 currency transactions--net........................                  536,352,184
                                                                  --------------
Net assets.........................................               $8,328,014,555
                                                                  ==============
NET ASSET VALUE:
Class A--Based on net assets of $1,472,359,175 and
 106,088,337 shares outstanding ...................               $        13.88
                                                                  ==============
Class B--Based on net assets of $6,568,795,317 and
 478,608,156 shares outstanding ...................               $        13.72
                                                                  ==============
Class C--Based on net assets of $73,766,684 and
 5,403,105 shares outstanding .....................               $        13.65
                                                                  ==============
Class D--Based on net assets of $213,093,379 and
 15,358,550 shares outstanding ....................               $        13.87
                                                                  ==============

                       See Notes to Financial Statements.

                  MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.,

                            STATEMENT OF OPERATIONS

                  FOR THE NINE MONTHS ENDED JULY 31, 1995
                                  (UNAUDITED)

INVESTMENT INCOME (NOTES 1E & 1F):
Interest and discount earned (net of $30,235 foreign
 withholding tax)...................................                 $336,000,180
Dividends (net of $3,203,775 foreign withholding
 tax)...............................................                   79,251,597
Other...............................................                      501,615
                                                                     ------------
Total income........................................                  415,753,392
                                                                     ------------
EXPENSES:
Account maintenance and distribution fees--Class B
 (Note 2)...........................................                   46,881,433
Investment advisory fees (Note 2)...................                   40,778,782
Transfer agent fees--Class B (Note 2)...............                    7,236,243
Custodian fees......................................                    2,331,835
Transfer agent fees--Class A (Note 2)...............                    1,329,603
Printing and shareholder reports....................                      715,077
Accounting services (Note 2)........................                      447,207
Registration fees (Note 1h).........................                      300,333
Account maintenance and distribution fees--Class C
 (Note 2)...........................................                      300,358
Account maintenance fees--Class D (Note 2)..........                      252,621
Professional fees...................................                      173,073
Transfer agent fees--Class D (Note 2)...............                      133,347
Transfer agent fees--Class C (Note 2)...............                       50,393
Directors' fees and expenses........................                       27,213
Pricing fees........................................                       11,591
Other...............................................                       80,484
                                                                     ------------
Total expenses......................................                  101,049,593
                                                                     ------------
Investment income--net..............................                  314,703,799
                                                                     ------------
REALIZED & UNREALIZED GAIN (LOSS) ON INVESTMENTS &
 FOREIGN CURRENCY TRANSACTIONS--NET (NOTES 1C, 1D,
 1F & 3):
Realized gain (loss) from:
  Investments--net..................................  $ 170,896,774
  Foreign currency transactions--net................   (126,736,459)   44,160,315
                                                      -------------
Change in unrealized appreciation/depreciation on:
  Investments--net..................................    478,482,590
  Foreign currency transactions--net................     21,861,880   500,344,470
                                                      -------------  ------------
Net realized and unrealized gain on investments and
 foreign currency transactions......................                  544,504,785
                                                                     ------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERA-
 TIONS..............................................                 $859,208,584
                                                                     ============

                       See Notes to Financial Statements.

                   MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.

                      STATEMENTS OF CHANGES IN NET ASSETS

                                                     FOR THE
                                                   NINE MONTHS      FOR THE YEAR
                                                      ENDED            ENDED
                                                  JULY 31, 1995   OCTOBER 31, 1994
                                                  --------------  ----------------
                                                   (UNAUDITED)
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Investment income--net..........................  $  314,703,799   $  261,655,320
Realized gain on investments and foreign cur-
 rency transactions--net........................      44,160,315       27,450,270
Change in unrealized appreciation/depreciation
 on investments and foreign currency
 transactions--net..............................     500,344,470     (244,977,781)
                                                  --------------   --------------
Net increase in net assets resulting from opera-
 tions..........................................     859,208,584       44,127,809
                                                  --------------   --------------
DIVIDENDS & DISTRIBUTIONS TO SHAREHOLDERS (NOTE
 1H):
Investment income--net:
  Class A.......................................     (40,572,591)     (42,294,885)
  Class B.......................................    (127,353,416)    (157,338,890)
  Class C.......................................        (874,590)             --
  Class D.......................................      (3,765,243)             --
Realized gain on investments--net:
  Class A.......................................     (31,500,182)     (16,636,230)
  Class B.......................................    (150,016,954)     (80,810,426)
  Class C.......................................        (426,507)             --
  Class D.......................................      (2,156,668)             --
                                                  --------------   --------------
Net decrease in net assets resulting from divi-
 dends and distributions to shareholders........    (356,666,151)    (297,080,431)
                                                  --------------   --------------
CAPITAL SHARE TRANSACTIONS (NOTE 4):
Net increase (decrease) in net assets derived
 from capital share transactions................      (1,878,920)   2,862,952,855
                                                  --------------   --------------
NET ASSETS:
Total increase in net assets....................     500,663,513    2,610,000,233
Beginning of period.............................   7,827,351,042    5,217,350,809
                                                  --------------   --------------
End of period*..................................  $8,328,014,555   $7,827,351,042
                                                  ==============   ==============
*Undistributed investment income--net...........  $  235,282,298   $   93,144,339
                                                  ==============   ==============

                       See Notes to Financial Statements.

                   MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.

                              FINANCIAL HIGHLIGHTS
   THE FOLLOWING PER SHARE DATA AND RATIOS HAVE BEEN DERIVED FROM INFORMATION
                     PROVIDED IN THE FINANCIAL STATEMENTS.

                                                 CLASS A
                          ---------------------------------------------------------
                               FOR THE         FOR THE YEAR ENDED OCTOBER 31,
                          NINE MONTHS ENDED ---------------------------------------
                           JULY 31, 1995++     1994       1993      1992     1991
                          ----------------- ----------  --------  --------  -------
                             (UNAUDITED)
INCREASE (DECREASE) IN
 NET ASSET VALUE:
PER SHARE OPERATING PER-
 FORMANCE:
Net asset value, begin-
 ning of period.........     $    13.07     $    13.52  $  11.92  $  12.16  $ 10.37
                             ----------     ----------  --------  --------  -------
Investment income--net..            .60            .60       .39       .36      .55
Realized and unrealized
 gain (loss) on
 investments and foreign
 currency transactions--
 net....................            .90           (.31)     2.14       .89     2.24
                             ----------     ----------  --------  --------  -------
Total from investment
 operations.............           1.50            .29      2.53      1.25     2.79
                             ----------     ----------  --------  --------  -------
Less dividends and dis-
 tributions:
  Investment income--
   net..................           (.39)          (.51)     (.81)     (.89)    (.45)
  Realized gain on
   investments--net.....           (.30)          (.23)     (.12)     (.60)    (.55)
                             ----------     ----------  --------  --------  -------
Total dividends and dis-
 tributions.............           (.69)          (.74)     (.93)    (1.49)   (1.00)
                             ----------     ----------  --------  --------  -------
Net asset value, end of
 period.................     $    13.88     $    13.07  $  13.52  $  11.92  $ 12.16
                             ==========     ==========  ========  ========  =======
TOTAL INVESTMENT RE-
 TURN:**
  Based on net asset
   value per share......          12.15%#         2.14%    22.61%    11.78%   28.89%
                             ==========     ==========  ========  ========  =======
RATIOS TO AVERAGE NET
 ASSETS:
  Expenses..............            .90%*          .89%      .93%     1.07%    1.29%
                             ==========     ==========  ========  ========  =======
  Investment income--
   net..................           6.22%*         4.60%     3.90%    10.82%    8.96%
                             ==========     ==========  ========  ========  =======
SUPPLEMENTAL DATA:
  Net assets, end of
   period
   (in thousands).......     $1,472,359     $1,357,906  $917,806  $245,839  $72,702
                             ==========     ==========  ========  ========  =======
  Portfolio turnover....          27.84%         57.04%    50.35%    59.56%   81.21%
                             ==========     ==========  ========  ========  =======

--------
 * Annualized.
** Total investment returns exclude the effects of sales loads.
#  Aggregate total investment return.
++ Based on average shares outstanding during the period.

                       See Notes to Financial Statements.

                   MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.

   THE FOLLOWING PER SHARE DATA AND RATIOS HAVE BEEN DERIVED FROM INFORMATION
                     PROVIDED IN THE FINANCIAL STATEMENTS.

                                                   CLASS B
                          ------------------------------------------------------------
                               FOR THE          FOR THE YEAR ENDED OCTOBER 31,
                          NINE MONTHS ENDED ------------------------------------------
                           JULY 31, 1995++     1994        1993       1992      1991
                          ----------------- ----------  ----------  --------  --------
                             (UNAUDITED)
INCREASE (DECREASE) IN
 NET ASSET VALUE:
PER SHARE OPERATING PER-
 FORMANCE:
Net asset value, begin-
 ning of period.........     $    12.91     $    13.38  $    11.83  $  12.10  $  10.33
                             ----------     ----------  ----------  --------  --------
Investment income--net..            .49            .46         .28       .22       .44
Realized and unrealized
 gain (loss) on
 investments and foreign
 currency transactions--
 net....................            .88           (.31)       2.11       .91      2.22
                             ----------     ----------  ----------  --------  --------
Total from investment
 operations.............           1.37            .15        2.39      1.13      2.66
                             ----------     ----------  ----------  --------  --------
Less dividends and dis-
 tributions:
  Investment income--
   net..................           (.26)          (.39)       (.72)     (.80)     (.34)
  Realized gain on in-
   vestments--net.......           (.30)          (.23)       (.12)     (.60)     (.55)
                             ----------     ----------  ----------  --------  --------
Total dividends and dis-
 tributions.............           (.56)          (.62)       (.84)    (1.40)     (.89)
                             ----------     ----------  ----------  --------  --------
Net asset value, end of
 period.................     $    13.72     $    12.91  $    13.38  $  11.83  $  12.10
                             ==========     ==========  ==========  ========  ========
TOTAL INVESTMENT RE-
 TURN:**
  Based on net asset
   value per share......          11.19%#         1.13%      21.42%    10.64%    27.48%
                             ==========     ==========  ==========  ========  ========
RATIOS TO AVERAGE NET
 ASSETS:
  Expenses, excluding
   account maintenance
   and distribution
   fees.................            .92%*          .91%        .95%     1.09%     1.31%
                             ==========     ==========  ==========  ========  ========
  Expenses..............           1.92%*         1.91%       1.95%     2.09%     2.31%
                             ==========     ==========  ==========  ========  ========
  Investment income--
   net..................           5.19%*         3.58%       2.87%    11.95%     7.98%
                             ==========     ==========  ==========  ========  ========
SUPPLEMENTAL DATA:
  Net assets, end of
   period (in
   thousands)...........     $6,568,795     $6,457,130  $4,299,545  $958,949  $161,328
                             ==========     ==========  ==========  ========  ========
  Portfolio turnover....          27.84%         57.04%      50.35%    59.56%    81.21%
                             ==========     ==========  ==========  ========  ========

--------
 * Annualized.
** Total investment returns exclude the effects of sales loads.
#  Aggregate total investment return.
++ Based on average shares outstanding during the period.

                       See Notes to Financial Statements.

                   MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.

   THE FOLLOWING PER SHARE DATA AND RATIOS HAVE BEEN DERIVED FROM INFORMATION
                     PROVIDED IN THE FINANCIAL STATEMENTS.

                                                        CLASS C
                                         --------------------------------------
                                              FOR THE         FOR THE PERIOD
                                         NINE MONTHS ENDED OCTOBER 21, 1994+ TO
                                          JULY 31, 1995++    OCTOBER 31, 1994
                                         ----------------- --------------------
                                            (UNAUDITED)
INCREASE (DECREASE) IN NET ASSET VALUE:
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period....      $ 12.91             $12.91
                                              -------             ------
Investment income--net..................          .50                .01
Realized and unrealized gain (loss) on
 investments and foreign
 currency transactions--net.............          .87               (.01)
                                              -------             ------
Total from investment operations........         1.37                --
                                              -------             ------
Less dividends and distributions:
  Investment income--net................         (.33)               --
  Realized gain on investments--net.....         (.30)               --
                                              -------             ------
Total dividends and distributions.......         (.63)               --
                                              -------             ------
Net asset value, end of period..........      $ 13.65             $12.91
                                              =======             ======
TOTAL INVESTMENT RETURN:**
  Based on net asset value per share....        11.22%#              .00%#
                                              =======             ======
RATIOS TO AVERAGE NET ASSETS:
  Expenses, excluding account mainte-
   nance and distribution fees..........          .94%*             1.44%*
                                              =======             ======
  Expenses..............................         1.94%*             2.44%*
                                              =======             ======
  Investment income--net................         5.16%*             3.71%*
                                              =======             ======
SUPPLEMENTAL DATA:
  Net assets, end of period (in thou-
   sands)...............................      $73,767             $7,347
                                              =======             ======
  Portfolio turnover....................        27.84%             57.04%
                                              =======             ======

--------
 * Annualized.
** Total investment returns exclude the effects of sales loads.
#  Aggregate total investment return.
 + Commencement of Operations.
++ Based on average shares outstanding during the period.

                       See Notes to Financial Statements.

                   MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.

                       FINANCIAL HIGHLIGHTS--(CONCLUDED)
   THE FOLLOWING PER SHARE DATA AND RATIOS HAVE BEEN DERIVED FROM INFORMATION
                     PROVIDED IN THE FINANCIAL STATEMENTS.

                                                         CLASS D
                                          -------------------------------------
                                               FOR THE        FOR THE PERIOD
                                          NINE MONTHS ENDED  OCTOBER 21, 1994+
                                          JULY 31,  1995++  TO OCTOBER 31, 1994
                                          ----------------- -------------------
                                             (UNAUDITED)
INCREASE (DECREASE) IN NET ASSET VALUE:
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period.....     $  13.08            $13.07
                                              --------            ------
Investment income--net...................          .59               .01
Realized and unrealized gain on
 investments and foreign currency
 transactions--net.......................          .87               --
                                              --------            ------
Total from investment operations.........         1.46               .01
                                              --------            ------
Less dividends and distributions:
  Investment income--net.................         (.37)              --
  Realized gain on investments--net......         (.30)              --
                                              --------            ------
Total dividends and distributions........         (.67)              --
                                              --------            ------
Net asset value, end of period...........     $  13.87            $13.08
                                              ========            ======
TOTAL INVESTMENT RETURN:**
  Based on net asset value per share.....        11.85%#             .08%#
                                              ========            ======
RATIOS TO AVERAGE NET ASSETS:
  Expenses, excluding account maintenance
   fees..................................          .90%*            1.44%*
                                              ========            ======
  Expenses...............................         1.15%*            1.69%*
                                              ========            ======
  Investment income--net.................         5.95%*            4.46%*
                                              ========            ======
SUPPLEMENTAL DATA:
  Net assets, end of period (in thou-
   sands)................................     $213,093            $4,968
                                              ========            ======
  Portfolio turnover.....................        27.84%            57.04%
                                              ========            ======

--------
 * Annualized.
** Total investment returns exclude the effects of sales loads.
#  Aggregate total investment return.
 + Commencement of Operations.
++ Based on average shares outstanding during the period.

                       See Notes to Financial Statements.

                  MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.

                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES:

  Merrill Lynch Global Allocation Fund, Inc. (the "Fund") is registered under the Investment Company Act of 1940 as a non-diversified, open-end management investment company. The Fund offers four classes of shares under the Merrill Lynch Select Pricing SM System. Shares of Class A and Class D are sold with a front-end sales charge. Shares of Class B and Class C may be subject to a contingent deferred sales charge. All classes of shares have identical voting, dividend, liquidation and other rights and the same terms and conditions, except that Class B, Class C and Class D Shares bear certain expenses related to the account maintenance of such shares, and Class B and Class C Shares also bear certain expenses related to the distribution of such shares. Each class has exclusive voting rights with respect to matters relating to its account maintenance and distribution expenditures. The following is a summary of significant accounting policies followed by the Fund.

  (a) Valuation of investments--Portfolio securities which are traded on stock exchanges are valued at the last sale price on the exchange on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any sales, at the last available bid price. Securities traded in the over-the-counter market are valued at the last available bid price prior to the time of valuation. In cases where securities are traded on more than one exchange, the securities are valued on the exchange designated by or under the authority of the Board of Directors as the primary market. Securities which are traded both in the over-the-counter market and on a stock exchange are valued according to the broadest and most representative market. Options written are valued at the last sale price in the case of exchange-traded options or, in the case of options traded in the over-the-counter market, the last asked price. Options purchased are valued at the last sale price in the case of exchange-traded options or, in the case of options traded in the over-the-counter market, the last bid price. Short-term securities are valued at amortized cost, which approximates market value. Other investments, including futures contracts and related options, are stated at market value. Securities and assets for which market value quotations are not readily available are valued at their fair value as determined in good faith by or under the direction of the Funds Board of Directors.

  (b) Repurchase agreements--The Fund invests in US Government securities pursuant to repurchase agreements with a member bank of the Federal Reserve System or a primary dealer in US Government securities. Under such agreements, the bank or primary dealer agrees to repurchase the security at a mutually agreed upon time and price. The Fund takes possession of the underlying securities, marks to market such securities and, if necessary, receives additions to such securities daily to ensure that the contract is fully collateralized.

  (c) Foreign currency transactions--Transactions denominated in foreign currencies are recorded at the exchange rate prevailing when recognized. Assets and liabilities denominated in foreign currencies are valued at the exchange rate at the end of the period. Foreign currency transactions are the result of settling (realized) or valuing (unrealized) receivables or payables expressed in foreign currencies into US dollars. Realized and unrealized gains or losses from investments include the effects of foreign exchange rates on investments.

  (d) Derivative financial instrument--The Fund may engage in various portfolio strategies to seek to increase its return by hedging its portfolio against adverse movements in the equity, debt, and currency markets. Losses may arise due to changes in the value of the contract or if the counterparty does not perform under the contract.

  . Forward foreign exchange contracts--The Fund is authorized to enter into forward foreign exchange contracts as a hedge against either specific transactions or portfolio positions. Such contracts are not entered on the Fund's records. However, the effect on operations is recorded from the date the Fund enters into such contracts. Premium or discount is amortized over the life of the contracts.

                   MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.

  . Foreign currency options and futures--The Fund may also purchase or sell listed or over-the-counter foreign currency options, foreign currency futures and related options on foreign currency futures as a short or long hedge against possible variations in foreign exchange rates. Such transactions may be effected with respect to hedges on non-US dollar denominated securities owned by the Fund, sold by the Fund but not yet delivered, or committed or anticipated to be purchased by the Fund.

  . Options--The Fund is authorized to purchase and write covered call and put options. When the Fund writes an option, an amount equal to the premium received by the Fund is reflected as an asset and an equivalent liability. The amount of the liability is subsequently marked to market to reflect the current value of the option written.

   When a security is sold through an exercise of an option, the related premium received (or paid) is deducted from (or added to) the basis of the security sold. When an option expires (or the Fund enters into a closing transaction), the Fund realizes a gain or loss on the option to the extent of the premiums received or paid (or gain or loss to the extent the cost of the closing transaction exceeds the premium paid or received).

   Written and purchased options are non-income producing investments.

  . Financial futures contracts--The Fund may purchase or sell stock index futures contracts and options on such futures contracts. Upon entering into a contract, the Fund deposits and maintains as collateral such initial margin as required by the exchange on which the transaction is effected. Pursuant to the contract, the Fund agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as variation margin and are recorded by the Fund as unrealized gains or losses. When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

  (e) Income taxes--It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable income to its shareholders. Therefore, no Federal income tax provision is required. Under the applicable foreign tax law, a withholding tax may be imposed on interest, dividends, and capital gains at various rates.

  (f) Security transactions and investment income--Security transactions are recorded on the dates the transactions are entered into (the trade dates). Dividend income is recorded on the ex-dividend dates except that if the ex-dividend date has passed, certain dividends from foreign securities are recorded as soon as the Fund is informed of the ex-dividend date. Interest income (including amortization of discount) is recognized on the accrual basis. Realized gains and losses on security transactions are determined on the identified cost basis.

  (g) Prepaid registration fees--Prepaid registration fees are charged to expense as the related shares are issued.

  (h) Dividends and distributions--Dividends and distributions paid by the Fund are recorded on the ex- dividend dates.

2. INVESTMENT ADVISORY AGREEMENT AND TRANSACTIONS WITH AFFILIATES:

  The Fund has entered into an Investment Advisory Agreement with Merrill Lynch Asset Management, L.P. ("MLAM"). The general partner of MLAM is Princeton Services, Inc. ("PSI"), an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML & Co."), which is the limited partner. The Fund has

                   MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.

also entered into a Distribution Agreement and Distribution Plans with Merrill Lynch Funds Distributor, Inc. ("MLFD" or "Distributor"), a wholly owned subsidiary of Merrill Lynch Group, Inc.

  MLAM is responsible for the management of the Fund's portfolio and provides the necessary personnel, facilities, equipment and certain other services necessary to the operations of the Fund. For such services, the Fund pays a monthly fee of 0.75%, on an annual basis, of the average daily value of the Fund's net assets. MLAM has agreed to waive a portion of its fee payable by the Fund so that such fee is reduced for average daily net assets of the Fund, in excess of $2.5 billion from the annual rate of 0.75% to 0.70%, and further reduced from 0.70% to 0.65% for average daily net assets in excess of $5 billion. MLAM has entered into a sub-advisory agreement with Merrill Lynch Asset Management U.K., Ltd. ("MLAM U.K."), an affiliate of MLAM, pursuant to which MLAM pays MLAM U.K. a fee computed at the rate of 0.10% of the average daily net assets of the Fund for providing investment advisory services to MLAM with respect to the Fund. For the period ended July 31, 1995, MLAM paid MLAM U.K. a fee of $5,774,203 pursuant to such agreement. Certain of the states in which the shares of the Fund are qualified for sale impose limitations on the expenses of the Fund. The most restrictive annual expense limitation requires that the Investment Adviser reimburse the Fund to the extent the Fund's expenses (excluding interest, taxes, distribution fees, brokerage fees and commissions, and extraordinary items) exceed 2.5% of the Fund's first $30 million of average daily net assets, 2.0% of the next $70 million of average daily net assets, and 1.5% of the average daily net assets in excess thereof. MLAM's obligation to reimburse the Fund is limited to the amount of the management fee. No fee payment will be made to MLAM during any fiscal year which will cause such expenses to exceed the most restrictive expense limitation at the time of such payment.

  Pursuant to the distribution plans ("the Distribution Plans") adopted by the Fund in accordance with Rule 12b-1 under the Investment Company Act of 1940, the Fund pays the Distributor ongoing account maintenance and distribution fees. The fees are accrued daily and paid monthly at annual rates based upon the average daily net assets of the shares as follows:

                                                    ACCOUNT
                                                MAINTENANCE FEE DISTRIBUTION FEE
                                                --------------- ----------------
     Class B...................................      0.25%           0.75%
     Class C...................................      0.25%           0.75%
     Class D...................................      0.25%            --

  Pursuant to a sub-agreement with the Distributor, Merrill Lynch, Pierce, Fenner & Smith Inc. ("MLPF&S"), a subsidiary of ML & Co., also provides account maintenance and distribution services to the Fund. The ongoing account maintenance fee compensates the Distributor and MLPF&S for providing account maintenance services to Class B, Class C and Class D shareholders. The ongoing distribution fee compensates the Distributor and MLPF&S for providing shareholder and distribution-related services to Class B and Class C shareholders.

  For the period ended July 31, 1995, MLFD earned underwriting discounts and MLPF&S earned dealer concessions on sales of the Fund's Class A and Class D shares as follows:

                                                                 MLFD    MLPF&S
                                                                ------- --------
     Class A................................................... $36,233 $609,811
     Class D................................................... $60,604 $992,396

  For the period ended July 31, 1995, MLPF&S received contingent deferred sales charges of $11,401,240 and $16,937 relating to transactions in Class B and Class C Shares, respectively.

                   MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.

  In addition, MLPF&S received $108,540 in commissions on the execution of portfolio security transactions for the Fund for the period ended July 31, 1995.

  Merrill Lynch Financial Data Services, Inc. ("MLFDS"), a wholly-owned subsidiary of ML & Co. is the Fund's transfer agent.

  Accounting services are provided to the Fund by MLAM at cost.

  Certain officers and/or directors of the Fund are officers and/or directors of MLAM, PSI, MLPF&S, MLFDS , MLFD and/or ML & Co.

3. INVESTMENTS:

  Purchases and sales of investments, excluding short-term securities, for the period ended July 31, 1995, were $2,075,267,299 and $2,787,857,202 respectively.

  Net realized and unrealized gains (losses) as of July 31, 1995 were as follows:

                                                     REALIZED       UNREALIZED
                                                  GAINS (LOSSES)  GAINS (LOSSES)
                                                  --------------  --------------
     Long-term investments....................... $ 186,107,766    $549,919,833
     Short-term investments......................    (5,576,988)       (964,210)
     Financial futures contracts.................    (9,634,004)     (1,425,375)
     Forward foreign exchange contracts..........  (162,907,290)    (13,880,557)
     Foreign currency transactions...............    36,170,831       2,702,493
                                                  -------------    ------------
     Total....................................... $  44,160,315    $536,352,184
                                                  =============    ============

  As of July 31, 1995, net unrealized appreciation for Federal income tax purposes aggregated $548,955,623 of which $857,331,802 related to appreciated securities and $308,376,179 related to depreciated securities. At July 31, 1995, the aggregate cost of investments for Federal income tax purposes was $7,654,662,916.

4. CAPITAL SHARE TRANSACTIONS:

  Net increase (decrease) in net assets derived from capital share transactions was $(1,878,920) and $2,862,952,855 for the nine months ended July 31, 1995 and the year ended October 31, 1994, respectively.

  Transactions in capital shares for each class were as follows:

     CLASS A SHARES FOR THE NINE MONTHS                             DOLLAR
            ENDED JULY 31, 1995                       SHARES        AMOUNT
     ----------------------------------             -----------  -------------
     Shares sold...................................  20,310,222  $ 259,610,075
     Shares issued to shareholders in reinvestment
      of dividends and distributions...............   5,067,208     63,395,842
                                                    -----------  -------------
     Total issued..................................  25,377,430    323,005,917
     Shares redeemed............................... (23,149,716)  (297,393,479)
                                                    -----------  -------------
     Net increase..................................   2,227,714  $  25,612,438
                                                    ===========  =============

                   MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.

          CLASS A SHARES FOR THE YEAR                              DOLLAR
            ENDED OCTOBER 31, 1994                  SHARES         AMOUNT
          ---------------------------            ------------  ---------------
     Shares sold................................   51,696,255  $   691,831,423
     Shares issued to shareholders in
      reinvestment of dividends and
      distributions.............................    3,969,366       52,332,829
                                                 ------------  ---------------
     Total issued...............................   55,665,621      744,164,252
     Shares redeemed............................  (19,692,065)    (262,792,460)
                                                 ------------  ---------------
     Net increase...............................   35,973,556  $   481,371,792
                                                 ============  ===============
      CLASS B SHARES FOR THE NINE MONTHS                           DOLLAR
              ENDED JULY 31, 1995                   SHARES         AMOUNT
      ----------------------------------         ------------  ---------------
     Shares sold................................   53,600,075  $   680,442,655
     Shares issued to shareholders in
      reinvestment of dividends and
      distributions.............................   19,807,279      244,145,118
                                                 ------------  ---------------
     Total issued...............................   73,407,354      924,587,773
     Automatic conversion of shares.............   (1,408,932)     (18,435,509)
     Shares redeemed............................  (93,651,548)  (1,187,253,604)
                                                 ------------  ---------------
     Net decrease...............................  (21,653,126) $  (281,101,340)
                                                 ============  ===============
          CLASS B SHARES FOR THE YEAR                              DOLLAR
            ENDED OCTOBER 31, 1994                  SHARES         AMOUNT
          ---------------------------            ------------  ---------------
     Shares sold................................  225,442,147  $ 2,984,209,294
     Shares issued to shareholders in
      reinvestment of dividends and
      distributions.............................   16,263,879      212,326,903
                                                 ------------  ---------------
     Total issued...............................  241,706,026    3,196,536,197
     Shares redeemed............................ (62,873,994)     (827,228,356)
                                                 ------------  ---------------
     Net increase...............................  178,832,032  $ 2,369,307,841
                                                 ============  ===============
      CLASS C SHARES FOR THE NINE MONTHS                           DOLLAR
              ENDED JULY 31, 1995                   SHARES         AMOUNT
      ----------------------------------         ------------  ---------------
     Shares sold................................    5,581,943  $    70,620,108
     Shares issued to shareholders in
      reinvestment of dividends and
      distributions.............................       91,498        1,150,744
                                                 ------------  ---------------
     Total issued...............................    5,673,441       71,770,852
     Shares redeemed............................     (839,353)     (10,583,243)
                                                 ------------  ---------------
     Net increase...............................    4,834,088  $    61,187,609
                                                 ============  ===============
         CLASS C SHARES FOR THE PERIOD                             DOLLAR
     OCTOBER 21, 1994+ TO OCTOBER 31, 1994          SHARES         AMOUNT
     -------------------------------------       ------------  ---------------
     Shares sold................................      569,603  $     7,333,052
     Shares redeemed............................         (586)          (7,533)
                                                 ------------  ---------------
     Net increase...............................      569,017  $     7,325,519
                                                 ============  ===============

--------
+ Commencement of Operations.

                   MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.

             NOTES TO FINANCIAL STATEMENTS (UNAUDITED)--(CONCLUDED)

      CLASS D SHARES FOR THE NINE MONTHS                           DOLLAR
              ENDED JULY 31, 1995                   SHARES         AMOUNT
      ----------------------------------          -----------  ---------------
     Shares sold.................................  15,224,171  $   195,184,002
     Automatic conversion of shares..............   1,392,236       18,435,509
     Shares issued to shareholders in
      reinvestment of dividends and
      distributions..............................     416,394        5,268,928
                                                  -----------  ---------------
     Total issued................................  17,032,801      218,888,439
     Shares redeemed.............................  (2,054,154)     (26,466,066)
                                                  -----------  ---------------
     Net increase................................  14,978,647  $   192,422,373
                                                  ===========  ===============
         CLASS D SHARES FOR THE PERIOD                             DOLLAR
     OCTOBER 21, 1994+ TO OCTOBER 31, 1994          SHARES         AMOUNT
     -------------------------------------        -----------  ---------------
     Shares sold.................................     385,289  $     5,017,907
     Shares redeemed.............................      (5,386)         (70,204)
                                                  -----------  ---------------
     Net increase................................     379,903  $     4,947,703
                                                  ===========  ===============

--------
+ Commencement of Operations.

5. COMMITMENTS:

  At July 31, 1995 the Fund had entered into forward foreign exchange contracts under which it had agreed to purchase and sell various foreign currency with an approximate value of $1,900 and $11,828,000, respectively.

MERRILL LYNCH BALANCED FUND FOR INVESTMENT AND RETIREMENT, INC.

  The financial statements and accompanying notes for the year ended September 30, 1995, and the independent auditors' report thereon, dated October 26, 1995, of Balanced Fund are set forth below.

                       INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders,

Merrill Lynch Balanced Fund for Investment and Retirement, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Merrill Lynch Balanced Fund for Investment and Retirement, Inc. as of September 30, 1995, the related statements of operations for the year then ended and changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and the financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at September 30, 1995 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of Merrill Lynch Balanced Fund for Investment and Retirement, Inc. as of September 30, 1995, the results of its operations, the changes in its net assets, and the financial highlights for the respective stated periods in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Princeton, New Jersey

October 26, 1995

SCHEDULE OF INVESTMENTS
                                 Face                                                                     Value     Percent of
Industries                      Amount*               Corporate Bonds                      Cost         (Note 1a)   Net Assets
Financial               $       10,000,000    Ford Capital BV, 9.375% due 1/01/1998    $ 10,037,900     $ 10,643,000    1.6%
Services                         5,000,000    Landeskreditbank, N.V., 7.875% due
                                              4/15/2004                                   4,972,067        5,418,250    0.8


                                              Total Investments in Corporate Bonds       15,009,967       16,061,250    2.4


Country                                       Foreign Government & Agency Obligations


Italy                            5,000,000    Republic of Italy, 8.75% due 2/08/2001      5,373,050        5,448,445    0.8


                                              Total Investments in Foreign
                                              Government & Agency Obligations             5,373,050        5,448,445    0.8


                                              US Government & Agency Obligations


United States                                 Federal Home Loan Mortgage Corp.,
                                              REMIC (a):
                                10,000,000      Series, 6.30% due 5/15/2008               9,210,937        9,440,625    1.5
                                 4,910,000      1243-HP, 5.625% due 11/25/2015            4,788,017        4,756,563    0.7
                                              Federal National Mortgage Association:
                                 9,482,095      8% due 10/01/2024                         9,053,920        9,698,382    1.5
                                19,205,450      8% due 12/01/2024                        18,866,355       19,643,527    3.0
                                              US Treasury Notes:
                                55,000,000      7.875% due 8/15/2001                     53,943,600       59,795,450    9.2
                                25,000,000      6.25% due 2/15/2003                      25,710,937       25,140,500    3.9
                                22,000,000    US Treasury STRIPS++, 5.99% due
                                              5/15/2000 (b)                              16,533,161       16,740,460    2.6


                                              Total Investments in US Government &
                                              Agency Obligations                        138,106,927      145,215,507   22.4


                                                      Foreign Obligations


Canada                  C$      17,000,000    Government of Canada, 7.50% due
                                              9/01/2000                                  12,513,374       12,692,853    2.0


Germany                 DM      20,000,000    Bundes, 6% due 2/20/1998                   13,870,415       14,397,858    2.2


Italy                   Lit 12,000,000,000    European Investment Bank, 10.80% due
                                              3/15/1999                                   7,677,863        7,410,781    1.1


                                              Total Investments in Foreign
                                              Obligations                                34,061,652       34,501,492    5.3


                                              Total Investments in Corporate Bonds,
                                              Foreign Government & Agency Obligations,
                                              US Government & Agency Obligations
                                              & Foreign Obligations                     192,551,596      201,226,694   30.9


                                   Shares
                                    Held                   US Stocks

Basic Industry

Aluminum                           125,000    Aluminum Co. of America (ALCOA)             6,893,308        6,609,375    1.0


Chemicals                           61,000    Dow Chemical Company (The)                  4,633,938        4,544,500    0.7
                                    93,700    Eastman Chemical Co.                        5,394,105        5,996,800    0.9
                                    90,000    Engelhard Corporation                       2,751,452        2,283,750    0.4
                                    70,000    IMC Fertilizer Group, Inc.                  4,196,080        4,436,250    0.7
                                    55,000    PPG Industries, Inc.                        2,464,430        2,557,500    0.4


Paper & Forest Producers           225,000    Scott Paper Co.                            10,875,875       10,912,500    1.7


                                              Total Basic Industry                       37,209,188       37,340,675    5.8

SCHEDULE OF INVESTMENTS (continued)
                                Shares                                                                    Value     Percent of
Industries                       Held                    US Stocks                         Cost         (Note 1a)   Net Assets

Capital Spending
Aerospace                          125,000    Boeing Company (The)                     $  7,925,190     $  8,531,250    1.3%
                                    56,000    Crane Company                               2,046,063        1,932,000    0.3
                                   110,000    United Technologies Corp.                   8,698,059        9,721,250    1.5


Communication                      150,000 +++ADC Telecommunications, Inc.                3,462,859        6,825,000    1.0
Equipment                          144,000 +++DSC Communications Corp.                    4,548,726        8,532,000    1.3
                                    80,000 +++Tellabs, Inc.                               2,952,585        3,360,000    0.5


Computer Equipment                  90,000 +++Cisco Systems, Inc.                         4,973,502        6,210,000    1.0


Computer Services                  225,000 +++Computer Sciences Corp.                     8,005,471       14,484,375    2.2
                                   240,000    General Motors Corp. (Class E)              9,927,011       10,920,000    1.7


Electrical Equipment               165,000    General Electric Co.                        9,160,779       10,518,750    1.6
                                   173,218    Siebe PLC                                   1,605,130        1,984,156    0.3


Electronics                         90,000 +++Solectron Corp.                             2,554,952        3,555,000    0.5


Environmental Control              550,000    Wheelabrator Technologies, Inc.             7,310,684        8,181,250    1.3


Machinery & Equipment              150,000    York International Corp.                    6,687,115        6,318,750    1.0


Office Equipment                   380,000    Danka Business Systems PLC
                                              (ADR)(c)(1)                                 6,702,445       13,680,000    2.1
                                    29,200    Harris Corp.                                1,755,785        1,602,350    0.2


Semiconductors                      43,500    Texas Instruments, Inc.                     3,357,421        3,474,562    0.5


                                              Total Capital Spending                     91,673,777      119,830,693   18.3


Consumer Cyclicals

Appliances                         230,000    Singer Co. N.V. (ADR)(c)(1)                 6,382,381        6,123,750    0.9


Automotive                         305,000    Ford Motor Company                          9,068,012        9,493,125    1.5


Automotive Equipment                55,000    Magna International, Inc. (ADR)(c)(1)       2,005,798        2,481,875    0.4


Retail                              95,000    Sears, Roebuck and Co.                      2,561,323        3,503,125    0.5


Retail--Specialty                  170,000 +++Toys 'R' Us, Inc.                           4,706,973        4,590,000    0.7


                                              Total Consumer Cyclicals                   24,724,487       26,191,875    4.0


Consumer Staples

Consumer--Services                 225,000    H & R Block, Inc.                           8,896,652        8,550,000    1.3


Drug Stores                         80,000 +++Revco D.S., Inc.                            1,725,576        1,880,000    0.3


Foods                               70,000    General Mills, Inc.                         3,396,222        3,902,500    0.6


Healthcare                         300,000 +++Humana Inc.                                 5,920,005        6,037,500    0.9
                                   203,100 +++Physician Corp. of America                  4,284,714        3,198,825    0.5


Pharmaceuticals                     55,000    American Home Products Corp.                3,726,541        4,668,125    0.7


Photography                        160,000    Eastman Kodak Co.                           8,746,145        9,480,000    1.5


Restaurants                         80,000    Darden Restaurants Inc.                       837,277          920,000    0.1


                                              Total Consumer Staples                     37,533,132       38,636,950    5.9

SCHEDULE OF INVESTMENTS (continued)
                                Shares                                                                    Value     Percent of
Industries                       Held                    US Stocks                         Cost         (Note 1a)   Net Assets

Credit-Sensitive and Financial Services
Banking                            250,000    The Bank of New York Co.                 $  7,473,216     $ 11,625,000    1.8%
                                    15,000    The Bank of New York Co. (Warrants)
                                              (e)                                           168,750          481,875    0.1
                                   200,000    BankAmerica Corp.                           9,113,967       11,975,000    1.8
                                   100,000    CoreStates Financial Corp.                  3,613,740        3,662,500    0.6


Insurance                          140,000    Aetna Life & Casualty Co.                   8,227,835       10,272,500    1.6
                                   104,900    Allstate Corp.                              3,168,972        3,710,837    0.6
                                    99,500    International Telephone & Telegraph
                                              Corp.                                       8,599,833       12,338,000    1.9
                                    70,000    National Re Corp.                           2,016,028        2,476,250    0.4


                                              Total Credit-Sensitive & Financial
                                              Services                                   42,382,341       56,541,962    8.8


Energy

Oil--Integrated                    175,000    Chevron Corp.                               8,576,842        8,509,375    1.3
                                   125,000    Mobil Oil Corp.                             9,757,153       12,453,125    1.9


                                              Total Energy                               18,333,995       20,962,500    3.2


Utilities

Utilities--                         39,200    Frontier Corp.                                876,071        1,043,700    0.2
Communications                     180,000    GTE Corp.                                   5,790,102        7,065,000    1.1
                                   180,000    SBC Communications Inc.                     8,015,735        9,900,000    1.5
                                   310,000 +++WorldCom, Inc.                              7,317,231        9,958,750    1.5


                                              Total Utilities                            21,999,139       27,967,450    4.3


                                              Total Investments in US Stocks            273,856,059      327,472,105   50.3


                                                     Foreign Stocks

Australia

Media/Publishing                   600,000 +++News Corp. Ltd. (Preferred)
                                              (ADR)(c)                                   10,451,056       11,925,000    1.8


Canada

Appliances                         280,000    Semi-Tech Corp.(d)                          4,108,297        2,236,588    0.3


Chile

Banking                             40,000    Banco O'Higgins (ADR)(c)                      649,848          905,000    0.1


Packaging                           60,000    Christalerias de Chile S.A.
                                              (ADR)(c)                                    1,105,062        1,485,000    0.2


Hong Kong

Banking                            286,378    HSBC Holdings PLC                           1,750,973        3,982,000    0.6

SCHEDULE OF INVESTMENTS (continued)
                                Shares                                                                    Value     Percent of
Industries                       Held                  Foreign Stocks                      Cost         (Note 1a)   Net Assets

Indonesia
Telecommunications                   9,000    P.T. Indonesian Satellite (ADR)(c)       $    311,138     $    316,125    0.1%


Tobacco                             74,500    P.T. Hanjaya Mandala Sampoerna                415,075          694,018    0.1


Japan

Electronics                         70,000    Advantest Corp.                             3,441,308        4,143,434    0.6
                                    45,000    Kyocera Corp.                               3,995,841        3,700,000    0.6
                                   240,000    Sharp Corp.                                 3,564,993        3,369,697    0.5
                                    75,000    Tokyo Electron Ltd.                         2,928,405        3,265,152    0.5


Financial Services                 360,000    Nomura Securities Co., Ltd.                 7,080,991        7,054,545    1.1


Insurance                          250,000    Tokio Marine & Fire Insurance Co.           2,976,505        2,702,020    0.4


Office Equipment                   150,000    Canon, Inc.                                 2,752,380        2,681,818    0.4


Mexico

Multi-Industry                     433,800 +++Grupo Carso, S.A. de C.V.
                                              (ADR)(c)++++                                3,832,850        5,042,925    0.8


Utilities--                         95,000    Telefonos de Mexico, S.A. de C.V.
Communications                                (ADR)(c)(1)                                 3,301,965        3,016,250    0.5


Netherlands

Computer Services                  112,800    Getronics N.V.                              4,941,210        5,556,789    0.9


Norway

Telecommunications                 152,425    Nera AS                                     4,340,748        5,247,618    0.8


Portugal

                                   325,000    Espirito Santo Financial Holdings
                                              S.A. (ADR)(c)(1)                            4,538,463        3,818,750    0.6


United Kingdom

Leisure/Entertainment               90,000    Thorn EMI PLC                               1,726,953        2,096,336    0.3


                                              Total Investments in Foreign Stocks        68,214,061       73,239,065   11.2


                                              Total Investments in US & Foreign
                                              Stocks                                    342,070,120      400,711,170   61.5

SCHEDULE OF INVESTMENTS (concluded)
                                 Face                                                                     Value     Percent of
                                Amount                     Issue                           Cost         (Note 1a)   Net Assets

Short-Term Securities
Commercial Paper**         $    21,064,000    Ford Motor Credit Co., 6.50% due
                                              10/02/1995                               $ 21,056,394     $ 21,056,394    3.3%
                                17,000,000    National Fleet Funding Corp., 5.75%
                                              due 10/11/1995                             16,970,132       16,970,132    2.6
                                              Total Investments in Short-Term
                                              Securities                                 38,026,526       38,026,526    5.9

Total Investments                                                                      $572,648,242      639,964,390   98.3
                                                                                       ============
Other Assets Less Liabilities                                                                             11,342,674    1.7
                                                                                                        ------------  ------
Net Assets                                                                                              $651,307,064  100.0%
                                                                                                        ============  ======


 (a)Real Estate Mortgage Investment Conduits (REMIC).
 (b)Represents the yield-to-maturity on this zero coupon issue. These securities are purchased at a deep discount and amortized to maturity.
 (c)American Depositary Receipts (ADR).
 (d)Formerly named International Semi-Tech Corp.
 (e)Warrants entitle the Fund to purchase a predetermined number of shares of Common Stock. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date.
   *Denominated in US dollars unless otherwise indicated.
  **Commercial Paper is traded on a discount basis; the interest rates shown are the discount rates paid at the time of purchase by the Fund.
 (1)Consistent with the general policy of the Securities and Exchange Commission, the nationality or domicile of an issuer for determination of foreign issuer status may be (i) the country under whose laws the issuer is organized, (ii) the country in which the issuer's securities are principally traded, or (iii) the country in which the issuer derives a significant proportion (at least 50%) of its revenue or profits from goods produced or sold, investments made, or services performed in the country, or in which at least 50% of the assets of the issuer are situated.
  ++Separate Trading of Registered Interest and Principal of
    Securities (STRIPS).
++++Restricted securities as to resale. The value of the Fund's investments in restricted securities was approximately $5,043,000, representing 0.8% of net assets.


                                   Acquisition                         Value
    Issue                             Dates              Cost        (Note la)
    Grupo Carso, S.A. de C.V.
    (ADR)                     9/24/1991-1/24/1992     $3,832,850     $5,042,925

    Total                                             $3,832,850     $5,042,925
                                                      ==========     ==========

 +++Non-income producing security.



See Notes to Financial Statements.

FINANCIAL INFORMATION


Statement of Assets and Liabilities as of September 30, 1995
Assets:             Investments, at value (identified cost--$572,648,242)
                    (Note 1a)                                                                               $639,964,390
                    Cash                                                                                       4,488,255
                    Receivables:
                      Securities sold                                                      $  6,963,402
                      Interest                                                                2,720,710
                      Dividends                                                                 729,022
                      Capital shares sold                                                       352,889       10,766,023
                                                                                           ------------
                    Prepaid registration fees and other assets (Note 1f)                                          89,979
                                                                                                            ------------
                    Total assets                                                                             655,308,647
                                                                                                            ------------


Liabilities:        Payables:
                      Securities purchased                                                    1,965,810
                      Capital shares redeemed                                                 1,154,219
                      Investment adviser (Note 2)                                               331,332
                      Distributor (Note 2)                                                      216,708        3,668,069
                                                                                           ------------
                    Accrued expenses and other liabilities                                                       333,514
                                                                                                            ------------
                    Total liabilities                                                                          4,001,583
                                                                                                            ------------


Net Assets:         Net assets                                                                              $651,307,064
                                                                                                            ============


Net Assets          Class A Shares of Common Stock, $.01 par value, 500,000,000
Consist of:         shares authorized                                                                       $     26,373
                    Class B Shares of Common Stock, $.01 par value, 500,000,000
                    shares authorized                                                                            129,516
                    Class C Shares of Common Stock, $.01 par value, 500,000,000
                    shares authorized                                                                                996
                    Class D Shares of Common Stock, $.01 par value, 500,000,000
                    shares authorized                                                                            405,203
                    Paid-in capital in excess of par                                                         560,997,385
                    Undistributed investment income--net                                                       5,264,881
                    Undistributed realized capital gains on investments and foreign
                    currency transactions--net                                                                17,172,044
                    Unrealized appreciation on investments and foreign currency
                    transactions--net                                                                         67,310,666
                                                                                                            ------------
                    Net assets                                                                              $651,307,064
                                                                                                            ============


Net Asset Value:    Class A--Based on net assets of $30,485,421 and 2,637,319 shares
                    outstanding                                                                             $      11.56
                                                                                                            ============
                    Class B--Based on net assets of $152,121,232 and 12,951,639 shares
                    outstanding                                                                             $      11.75
                                                                                                            ============
                    Class C--Based on net assets of $1,154,235 and 99,541 shares
                    outstanding                                                                             $      11.60
                                                                                                            ============
                    Class D--Based on net assets of $467,546,176 and 40,520,316 shares
                    outstanding                                                                             $      11.54
                                                                                                            ============


                    See Notes to Financial Statements.

Statement of Operations for the Year Ended September 30, 1995
Investment          Interest and discount earned (net of $14,295 foreign
Income              withholding tax)                                                                        $ 19,733,199
(Notes 1d & 1e):    Dividends (net of $245,500 foreign withholding tax)                                        6,790,388
                    Other                                                                                         41,541
                                                                                                            ------------
                    Total income                                                                              26,565,128
                                                                                                            ------------


Expenses:           Investment advisory fees (Note 2)                                                          4,289,001
                    Account maintenance and distribution fees--Class B (Note 2)                                2,911,519
                    Transfer agent fees--Class D (Note 2)                                                        896,673
                    Account maintenance fees--Class D (Note 2)                                                   869,529
                    Transfer agent fees--Class B (Note 2)                                                        843,941
                    Printing and shareholder reports                                                             334,152
                    Professional fees                                                                            117,014
                    Accounting services (Note 2)                                                                 115,994
                    Registration fees (Note 1f)                                                                   94,249
                    Custodian fees                                                                                89,647
                    Transfer agent fees--Class A (Note 2)                                                         84,659
                    Directors' fees and expenses                                                                  46,274
                    Pricing fees                                                                                   6,456
                    Account maintenance and distribution fees--Class C (Note 2)                                    5,279
                    Transfer agent fees--Class C (Note 2)                                                          1,486
                    Other                                                                                         11,367
                                                                                                            ------------
                    Total expenses                                                                            10,717,240
                                                                                                            ------------
                    Investment income--net                                                                    15,847,888
                                                                                                            ------------


Realized &          Realized gain from:
Unrealized Gain       Investments--net                                                     $ 17,324,044
(Loss) on             Foreign currency transactions--net                                      1,351,860       18,675,904
Investments &                                                                              ------------
Foreign Currency    Change in unrealized appreciation/depreciation on:
Transactions          Investments--net                                                       33,342,301
--Net (Notes 1b,      Foreign currency transactions--net                                        (18,980)      33,323,321
1c, 1e & 3):                                                                               ------------     ------------
                    Net realized and unrealized gain on investments and foreign
                    currency transactions                                                                     51,999,225
                                                                                                            ------------
                    Net Increase in Net Assets Resulting from Operations                                    $ 67,847,113
                                                                                                            ============


                    See Notes to Financial Statements.

Statments of Changes in Net Assets
                                                                                         For the Year Ended September 30,
                    Increase (Decrease) in Net Assets:                                          1995             1994
Operations:         Investment income--net                                                 $ 15,847,888     $ 13,984,464
                    Realized gain on investments and foreign currency
                    transactions--net                                                        18,675,904       66,569,641
                    Change in unrealized appreciation/depreciation on investments
                    and foreign currency transactions--net                                   33,323,321      (72,060,997)
                                                                                           ------------     ------------
                    Net increase in net assets resulting from operations                     67,847,113        8,493,108
                                                                                           ------------     ------------


Dividends &         Investment income--net:
Distributions to      Class A                                                                (1,043,247)      (1,253,348)
Shareholders          Class B                                                                (3,008,886)     (14,802,935)
(Note 1g):            Class C                                                                   (10,834)              --
                      Class D                                                               (11,100,445)              --
                    Realized gain on investments--net:
                      Class A                                                                (3,297,664)      (4,103,194)
                      Class B                                                               (27,299,110)     (75,192,306)
                      Class C                                                                   (10,962)              --
                      Class D                                                               (29,225,123)              --
                                                                                           ------------     ------------
                    Net decrease in net assets resulting from dividends and
                    distributions to shareholders                                           (74,996,271)     (95,351,783)
                                                                                           ------------     ------------


Capital Share       Net decrease in net assets derived from capital share
Transactions        transactions                                                            (91,342,468)     (34,985,543)
(Note 4):                                                                                  ------------     ------------


Net Assets:         Total decrease in net assets                                            (98,491,626)    (121,844,218)
                    Beginning of year                                                       749,798,690      871,642,908
                                                                                           ------------     ------------
                    End of year*                                                           $651,307,064     $749,798,690
                                                                                           ============     ============

                   *Undistributed investment income--net (Note 1h)                         $  5,264,881     $  3,227,255
                                                                                           ============     ============


                    See Notes to Financial Statements.



FINANCIAL INFORMATION (continued)

Financial Highlights
The following per share data and ratios have been derived
from information provided in the financial statements.                                    Class A
                                                                              For the Year Ended September 30,
Increase (Decrease) in Net Asset Value:                              1995*      1994*       1993       1992        1991
Per Share           Net asset value, beginning of year             $  11.67   $  13.02   $  12.57   $  11.94    $  10.61
Operating                                                          --------   --------   --------   --------    --------
Performance:        Investment income--net                              .32        .32        .43        .47         .70
                    Realized and unrealized gain (loss) on
                    investments and foreign currency
                    transactions (1)--net                               .88       (.07)      1.29        .61        1.63
                                                                   --------   --------   --------   --------    --------
                    Total from investment operations                   1.20        .25       1.72       1.08        2.33
                                                                   --------   --------   --------   --------    --------
                    Less dividends and distributions:
                      Investment income--net                           (.34)      (.37)      (.39)      (.45)       (.62)
                      Realized gain on investments--net                (.97)     (1.23)      (.88)        --        (.38)
                                                                   --------   --------   --------   --------    --------
                    Total dividends and distributions                 (1.31)     (1.60)     (1.27)      (.45)      (1.00)
                                                                   --------   --------   --------   --------    --------
                    Net asset  value, end of year                  $  11.56   $  11.67   $  13.02   $  12.57    $  11.94
                                                                   ========   ========   ========   ========    ========


Total Investment    Based on net asset value per share               11.86%      1.81%     14.62%      9.23%      23.14%
Return:**                                                          ========   ========   ========   ========    ========


Ratios to           Expenses                                          1.01%       .83%       .83%       .81%        .85%
Average                                                            ========   ========   ========   ========    ========
Net Assets:         Investment income--net                            2.93%      2.68%      3.09%      3.18%       3.64%
                                                                   ========   ========   ========   ========    ========


Supplemental        Net assets, end of year (in thousands)         $ 30,485   $ 39,963   $ 40,688   $ 20,320    $ 12,839
Data:                                                              ========   ========   ========   ========    ========
                    Portfolio turnover                               86.33%     59.15%     79.55%     65.40%     173.76%
                                                                   ========   ========   ========   ========    ========

                   *Based on average shares outstanding during the year.
                  **Total investment returns exclude the effect of sales loads.
                 (1)Foreign currency transaction amounts have been reclassified to conform to the 1994 presentation.


                    See Notes to Financial Statements.

Financial Highlgihts (continued)
                                                                                           Class B
The following per share data and ratios have been derived
from information provided in the financial statements.
                                                                              For the Year Ended September 30,
Increase (Decrease) in Net Asset Value:                               1995*      1994*      1993       1992       1991
Per-Share           Net asset value, beginning of year             $  11.75   $  13.09   $  12.62   $  11.99    $  10.60
Operating                                                          --------   --------   --------   --------    --------
Performance:        Investment income--net                              .21        .20        .24        .29         .39
                    Realized and unrealized gain (loss) on
                    investments and foreign currency
                    transactions (1)--net                               .90       (.07)      1.37        .66        1.83
                                                                   --------   --------   --------   --------    --------
                    Total from investment operations                   1.11        .13       1.61        .95        2.22
                                                                   --------   --------   --------   --------    --------
                    Less dividends and distributions:
                      Investment income--net                           (.14)      (.24)      (.26)      (.32)       (.45)
                      Realized gain on investments--net                (.97)     (1.23)      (.88)        --        (.38)
                                                                   --------   --------   --------   --------    --------
                    Total dividends and distributions                 (1.11)     (1.47)     (1.14)      (.32)       (.83)
                                                                   --------   --------   --------   --------    --------
                    Net asset value, end of year                   $  11.75   $  11.75   $  13.09   $  12.62    $  11.99
                                                                   ========   ========   ========   ========    ========


Total Investment    Based on net asset value per share               10.80%      0.76%     13.49%      8.01%      21.91%
Return:**                                                          ========   ========   ========   ========    ========



Ratios to Average   Expenses, excluding account maintenance
Net Assets:         and distribution fees                             1.04%       .86%       .85%       .85%        .90%
                                                                   ========   ========   ========   ========    ========
                    Expenses                                          2.04%      1.86%      1.85%      1.85%       1.90%
                                                                   ========   ========   ========   ========    ========
                    Investment income--net                            1.90%      1.65%      1.99%      2.10%       3.37%
                                                                   ========   ========   ========   ========    ========


Supplemental        Net assets, end of year (in thousands)         $152,121   $709,836   $830,955   $886,920    $986,895
Data:                                                              ========   ========   ========   ========    ========
                    Portfolio turnover                               86.33%     59.15%     79.55%     65.40%     173.76%
                                                                   ========   ========   ========   ========    ========

                   *Based on average shares outstanding during the year.
                  **Total investment returns exclude the effect of sales loads.
                 (1)Foreign currency transaction amounts have been reclassified to conform to the 1994 presentation.


                    See Notes to Financial Statements.

FINANCIAL INFORMATION (concluded)

Financial Highlgihts (concluded)
The following per share data and ratios have been derived                                         For the Period
from information provided in the financial statements.                                        October 21, 1994++ to
                                                                                                September 30, 1995*
Increase (Decrease) in Net Asset Value:                                                       Class C          Class D
Per-Share           Net asset value, beginning of period                                   $      11.74     $      11.66
Operating                                                                                  ------------     ------------
Performance:        Investment income--net                                                          .19              .27
                    Realized and unrealized gain on investments and foreign
                    currency transactions--net                                                      .92              .90
                                                                                           ------------     ------------
                    Total from investment operations                                               1.11             1.17
                                                                                           ------------     ------------
                    Less dividends and distributions:
                      Investment income--net                                                       (.28)            (.32)
                      Realized gain on investments--net                                            (.97)            (.97)
                                                                                           ------------     ------------
                    Total dividends and distributions                                             (1.25)           (1.29)
                                                                                           ------------     ------------
                    Net asset value, end of period                                         $      11.60     $      11.54
                                                                                           ============     ============


Total Investment    Based on net asset value per share                                           10.93%+++        11.62%+++
Return:***                                                                                 ============     ============



Ratios to           Expenses, excluding account maintenance and distribution fees                 1.04%**          1.02%**
Average                                                                                    ============     ============
Net Assets:         Expenses                                                                      2.04%**          1.27%**
                                                                                           ============     ============
                    Investment income--net                                                        1.94%**          2.68%**
                                                                                           ============     ============


Supplemental        Net assets, end of period (in thousands)                               $      1,154     $    467,546
Data:                                                                                      ============     ============
                    Portfolio turnover                                                           86.33%           86.33%
                                                                                           ============     ============


                   *Based on average shares outstanding during the period.
                  **Annualized.
                 ***Total investment returns exclude the effect of sales loads.
                  ++Commencement of Operations.
                 +++Aggregate total investment return.


                    See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

1. Significant Accounting Policies:
Merrill Lynch Retirement Benefit Investment Program, Inc., Full Investment Portfolio does business under the name Merrill Lynch Balanced Fund for Investment and Retirement. Merrill Lynch Balanced Fund for Investment and Retirement, Inc. (the "Fund") is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Fund offers four classes of shares under the Merrill Lynch Select Pricing SM System. Class A and Class D Shares are sold with a front-end sales charge. Class B and Class C Shares may be subject to a contingent deferred sales charge. All classes of shares have identical voting, dividend, liquidation and other rights and the same terms and conditions, except that Class B, Class C and Class D Shares bear certain expenses related to the account maintenance of such shares, and Class B and Class C Shares also bear certain expenses related to the distribution of such shares. Each class has exclusive voting rights with respect to matters relating to its account maintenance and distribution expenditures. The following is a summary of significant accounting policies followed by the Fund.

(a) Valuation of investments--Portfolio securities which are traded on stock exchanges are valued at the last sale price on the exchange on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any sales, at the last available bid price. Securities traded in the over-the-counter market are valued at the last available bid price prior to the time of valuation. In cases where securities are traded on more than one exchange, the securities are valued on the exchange designated by or under the authority of the Board of Directors as the primary market. Securities that are traded both in the over-the-counter market and on a stock exchange are valued according to the broadest and most representative market. Options written are valued at the last sale price in the case of exchange-traded options or, in the case of options traded in the over-the-counter market, the last asked price. Options purchased are valued at the last sale price in the case of exchange-traded options or, in the case of options traded in the over-the-counter market, the last bid price. Short-term securities are valued at amortized cost, which approximates market value. Other investments, including futures contracts and related options, are stated at market value. Securities and assets for which market value quotations are not available are valued at their fair value as determined in good faith by or under the direction of the Fund's Board of Directors.

(b) Derivative financial instruments--The Fund may engage in various portfolio strategies to seek to increase its return by hedging its portfolio against adverse movements in the equity, debt and currency markets. Losses may arise due to changes in the value of the contract or if the counterparty does not perform under the contract.

* Forward foreign exchange contracts--The Fund is authorized to enter into forward foreign exchange contracts as a hedge against either specific transactions or portfolio positions. Such contracts are not entered on the Fund's records. However, the effect on operations is recorded from the date the Fund enters into such contracts. Premium or discount is amortized over the life of the contracts.

* Financial futures contracts--The Fund may purchase or sell interest-rate futures contracts and options on such futures contracts for the purpose of hedging the market risk on existing securities or the intended purchase of securities. Futures contracts are contracts for delayed delivery of securities at a specific future date and at a specific price or yield. Upon entering into a contract, the Fund deposits and maintains as collateral such initial margin as required by the exchange on which the transaction is effected. Pursuant to the contract, the Fund agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as variation margin and are recorded by the Fund as unrealized gains or losses. When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

* Foreign currency options and futures--The Fund may also purchase or sell listed or over-the-counter foreign currency options, foreign currency futures and related options on foreign currency futures as a short or long hedge against possible variations in foreign exchange rates. Such transactions may be effected with respect to hedges on non-US-dollar-denominated securities owned by the Fund, sold by the Fund but not yet delivered, or committed or anticipated to be purchased by the Fund.

* Options--The Fund is authorized to write covered call options and purchase put options. When the Fund writes an option, an amount equal to the premium received by the Fund is reflected as an asset and an equivalent liability. The amount of the liability is subsequently marked to market to reflect the current market value of the option written.

When a security is purchased or sold through an exercise of an option, the related premium paid (or received) is added to (or deducted from) the basis of the security acquired or deducted from (or added to) the proceeds of the security sold. When an option expires (or the Fund enters into a closing transaction), the Fund realizes a gain or loss on the option to the extent of the premiums received or paid (or gain or loss to the extent the cost of the closing transaction exceeds the premium paid or received).

Written and purchased options are non-income producing investments.

(c) Foreign currency transactions--Transactions denominated in foreign currencies are recorded at the exchange rate prevailing when recognized. Assets and liabilities denominated in foreign currencies are valued at the exchange rate at the end of the period. Foreign currency transactions are the result of settling (realized) and valuing (unrealized) assets and liabilities expressed in foreign currencies into US dollars. Realized and unrealized gains or losses from investments include the effects of foreign exchange sales on investments.

(d) Income taxes--It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable income to its shareholders. Therefore, no Federal income tax provision is required. Under the applicable foreign tax law, a withholding tax may by imposed on interest, dividends and capital gains at various rates.

(e) Security transactions and investment income--Security transactions are recorded on the dates the transactions are entered into (the trade dates). Dividend income is recorded on the ex-dividend date, except that if the ex-dividend date has passed, certain dividends from foreign securities are recorded as soon as the Fund is informed of the ex-dividend date. Interest income (including amortization of discount) is recognized on the accrual basis. Realized gains and losses on security transactions are determined on the identified cost basis.

(f) Prepaid registration fees--Prepaid registration fees are charged to expense as the related shares are issued.

(g) Dividends and distributions--Dividends and distributions paid by the Fund are recorded on the ex-dividend dates.

(h) Reclassifications--Generally accepted accounting principles require that certain differences between undistributed net realized capital gains for financial reporting and tax purposes, if permanent, be reclassified to undistributed net investment income. Accordingly, current year's permanent book/tax differences of $1,353,150 have been reclassified from undistributed net realized capital gains to undistributed net investment income. These reclassifications have no effect on net assets or net asset values per share.

2. Investment Advisory Agreement and
Transaction with Affiliates:
The Fund has entered into an Investment Advisory Agreement with Merrill Lynch Asset Management, L.P. ("MLAM"). The general partner of MLAM is Princeton Services, Inc. ("PSI"), an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. ("ML & Co."), which is the limited partner. The Fund has also entered into a Distribution Agreement and Distribution Plans with Merrill Lynch Funds Distributor, Inc. ("MLFD" or "Distributor"), a wholly owned subsidiary of Merrill Lynch Group, Inc.

MLAM is responsible for the management of the Fund's portfolio and provides the necessary personnel, facilities, equipment and certain other services necessary to the operations of the Fund. For such services, the Fund pays a monthly fee based upon the average daily value of the Fund's net assets at the following annual rates: 0.65% of the average daily net assets not exceeding $500 million; 0.60% of the average daily net assets exceeding $500 million but not exceeding $1.5 billion; 0.55% of the average daily net assets exceeding $1.5 billion but not exceeding $2.5 billion; 0.50% of the average daily net assets exceeding $2.5 billion but not exceeding $3.5 billion; and 0.45% of the average daily net assets exceeding
$3.5 billion. The most restrictive annual expense limitation requires that MLAM reimburse the Fund to the extent the Fund's expenses (excluding interest, taxes, distribution fees, brokerage fees and commissions, and extraordinary items) exceed 2.5% of the Fund's first $30 million of average daily net assets, 2.0% of the next $70 million of average daily net assets, and 1.5% of the average daily net assets in excess thereof. No payment will be made to MLAM during any fiscal year which will cause such expenses to exceed the most restrictive expense limitation applicable at the time of such payment.


Pursuant to the distribution plans (the "Distribution Plans") adopted by the Fund in accordance with Rule 12b-1 under the Investment Company Act of 1940, the Fund pays the Distributor an ongoing account maintenance fee and a distribution fee. These fees are accrued daily and paid monthly, at the annual rates based upon the average daily net assets of the shares as follows:


                                          Account     Distribution
                                      Maintenance Fee      Fee

Class B                                     0.25%          0.75%
Class C                                     0.25%          0.75%
Class D                                     0.25%           --


Pursuant to a sub-agreement with the Distributor, Merrill Lynch, Pierce, Fenner, and Smith Inc. ("MLPF&S"), a subsidiary of ML & Co., also provides account maintenance and distribution services to the Fund. The ongoing account maintenance fee compensates the Distributor and MLPF&S for providing account maintenance services to Class B, Class C and Class D shareholders. The ongoing distribution fee compensates the Distributor and MLPF&S for providing shareholder and distribution-related services to Class B and Class C shareholders.

For the year ended September 30, 1995, MLFD earned underwriting discounts and commissions and MLPF&S earned dealer concessions on the sales of the Fund's Class A and Class D Shares as follows:


                                        MLFD         MLPF&S

Class A                                $  477        $ 4,620
Class D                                $3,598        $61,460


For the year ended September 30, 1995, MLPF&S received contingent deferred sales charges of $199,447 relating to transactions in Class B Shares.

In addition, MLPF&S received $92,882 in commissions on the execution of portfolio security transactions for the Fund for the year ended September 30, 1995.

Merrill Lynch Financial Data Services, Inc. ("MLFDS"), a wholly owned subsidiary of ML & Co., is the Fund's transfer agent.

Accounting services are provided to the Fund by MLAM at cost.

Certain officers and/or directors of the Fund are officers and/or directors of MLAM, MLPF&S, PSI, MLFDS, MLFD, and/or ML & Co.

3. Investments:
Purchases and sales of investments, excluding short-term securities, for the year ended September 30, 1995 were $541,068,330 and $676,930,218, respectively.

Net realized and unrealized gains (losses) as of September 30, 1995 were as follows:


                                     Realized     Unrealized
                                 Gains (Losses) Gains (Losses)

Long-term investments             $17,240,225   $ 67,316,148
Short-term investments                   (721)            --
Options written
on investments                         84,540             --
Foreign currency
transactions                        1,351,860         (5,482)
                                  -----------  -------------
Total                             $18,675,904  $  67,310,666
                                  ===========  =============


As of September 30, 1995, net unrealized appreciation for Federal income tax purposes aggregated $67,316,148, of which $75,277,436 related to appreciated securities and $7,961,288 related to depreciated securities. The aggregate cost of investments at September 30, 1995 for Federal income tax purposes was $572,648,242.

Transactions in call options written for the year ended September
30, 1995 were as follows:


                                     Number of      Premiums
Call Options Written                   Shares       Received
Outstanding call options at
beginning of year                       1,000  $       1,783
Options written                       167,800        214,530
Options exercised                     (67,100)      (106,550)
Options closed                        (98,500)      (105,726)
Options expired                        (3,200)        (4,037)
                                  -----------  -------------
Outstanding call options at
end of year                                --  $          --
                                  ===========  =============


4. Capital Share Transactions:
Net decrease in net assets derived from capital share transactions was $91,342,468 and $34,985,543 for the years ended September 30, 1995 and September 30, 1994, respectively.

Transactions in capital shares for each class were as follows:


Class A Shares for the Year                         Dollar
Ended September 30, 1995              Shares        Amount

Shares sold                         1,070,519   $ 11,586,869
Shares issued to shareholders
in reinvestment of dividends
and distributions                     396,121      4,060,338
                                  -----------  -------------
Total issued                        1,466,640     15,647,207
Shares redeemed                    (2,253,897)   (24,043,484)
                                  -----------  -------------
Net decrease                         (787,257) $  (8,396,277)
                                  ===========  =============


Class A Shares for the Year                         Dollar
Ended September 30, 1994              Shares        Amount

Shares sold                         1,518,510  $  18,698,722
Shares issued to shareholders
in reinvestment of dividends
and distributions                     428,291      5,110,279
                                  -----------  -------------
Total issued                        1,946,801     23,809,001
Shares redeemed                    (1,648,302)   (19,908,322)
                                  -----------  -------------
Net increase                          298,499  $   3,900,679
                                  ===========  =============


Class B Shares for the Year                         Dollar
Ended September 30, 1995              Shares        Amount

Shares sold                         2,091,731$    23,097,445
Shares issued to shareholders
in reinvestment of dividends
and distributions                   2,431,572     25,214,963
                                  -----------  -------------
Total issued                        4,523,303     48,312,408
Shares redeemed                    (7,383,654)   (81,669,553)
Automatic conversion of
shares                            (44,590,058)  (505,798,220)
                                  -----------  -------------
Net decrease                      (47,450,409) $(539,155,365)
                                  ===========  =============



Class B Shares for the Year                         Dollar
Ended September 30, 1994              Shares        Amount

Shares sold                         2,858,236  $  35,039,885
Shares issued to shareholders
in reinvestment of dividends
and distributions                   6,329,365     76,402,900
                                  -----------  -------------
Total issued                        9,187,601    111,442,785
Shares redeemed                   (12,275,154)  (150,329,007)
                                  -----------  -------------
Net decrease                       (3,087,553) $ (38,886,222)
                                  ===========  =============



Class C Shares for the Period                       Dollar
Oct. 21, 1994++ to Sept. 30, 1995     Shares        Amount

Shares sold                           132,339  $   1,431,442
Shares issued to shareholders
in reinvestment of dividends
and distributions                       1,002         10,249
                                  -----------  -------------
Total issued                          133,341      1,441,691
Shares redeemed                       (33,800)      (359,094)
                                  -----------  -------------
Net increase                           99,541  $   1,082,597
                                  ===========  =============


[FN]
++Commencement of Operations.

NOTES TO FINANCIAL STATEMENTS (concluded)

Class D Shares for the Period                       Dollar
Oct. 21, 1994++ to Sept. 30, 1995     Shares        Amount

Shares sold                           522,879  $   5,601,295
Automatic conversion
of shares                          45,012,054    505,798,220
Shares issued to shareholders
in reinvestment of dividends
and distributions                   3,325,210     34,178,246
                                  -----------  -------------
Total issued                       48,860,143    545,577,761
Shares redeemed                    (8,339,827)   (90,451,184)
                                  -----------  -------------
Net increase                       40,520,316  $ 455,126,577
                                  ===========  =============

[FN]
++Commencement of Operations.

5. Reorganization Plan:
On October 13, 1995, the Board of Directors approved a plan of reorganization, subject to shareholder approval and certain conditions, whereby Merrill Lynch Global Allocation Fund, Inc. would acquire substantially all of the assets and liabilities of the Fund in exchange for newly issued shares of Merrill Lynch Global Allocation Fund, Inc., which is a registered, diversified, open-end management investment company managed by MLAM.

                                     PART C

                               OTHER INFORMATION

ITEM 15. INDEMNIFICATION.

  Reference is made to Article VI of Registrant's Articles of Incorporation,
Article VI of Registrant's By-Laws, Section 2-418 of the Maryland General Corporation Law and Section 9 of the Distribution Agreements.

  Article VI of the By-Laws provides that each officer and director of the Registrant shall be indemnified by the Registrant to the full extent permitted under the General Laws of the State of Maryland, except that such indemnity shall not protect any such person against any liability to the Registrant or any stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Absent a court determination that an officer or director seeking indemnification was not liable on the merits or guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, the decision by the Registrant to indemnify such person must be based upon the reasonable determination of independent counsel or the vote of a majority of a quorum of the directors who are neither "interested persons," as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, nor parties to the proceeding ("the non-party independent directors"), after review of the facts, that such officer or director is not guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

  Article VI of the By-Laws further provides that the Registrant may purchase insurance on behalf of an officer or director protecting such person to the full extent permitted under the General Laws of the State of Maryland from liability arising from his activities as officer or director of the Registrant. The Registrant, however, may not purchase insurance on behalf of any officer or director of the Registrant that protects or purports to protect such person from liability to the Registrant or to its stockholders to which such officer or director would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

  Each officer and director of the Registrant claiming indemnification within the scope of Article VI of Registrant's By-laws shall be entitled to advances from the Registrant for payment of the reasonable expenses incurred by him in connection with proceedings to which he is a party in the manner and to the full extent permitted under the General Laws of the State of Maryland; provided, however, that the person seeking indemnification shall provide to the Registrant a written affirmation of his good faith belief that the standard of conduct necessary for indemnification by the Registrant has been met and a written undertaking to repay any such advance, if it should ultimately be determined that the standard of conduct has not been met, and provided further that at least one of the following additional conditions is met: (a) the person seeking indemnification shall provide a security in form and amount acceptable to the Registrant for his undertaking; (b) the Registrant is insured against losses arising by reason of the advance; or (c) a majority of a quorum of non-party independent directors, or legal counsel in a written opinion, shall determine, based on a review of facts readily available to the Registrant at the time the advance is proposed to be made, that there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

  The Registrant has purchased an insurance policy insuring its officers and directors against liabilities, and certain costs of defending claims against such officers and directors, to the extent such officers and directors are not found to have committed conduct constituting willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties.

  Article IV of the Management Agreement between Registrant and Merrill Lynch Asset Management, Inc. (now called Merrill Lynch Asset Management L.P.) ("MLAM") (Exhibit 5(a) to Registrant's Registration Statement on Form N-1A) and
Article IV of the Sub-Advisory Agreement between MLAM and Merrill Lynch Asset Management U.K., Limited ("MLAM U.K.") (Exhibit 5(b) to Registrant's Registration Statement on Form N-1A) limits the liability of MLAM and MLAM U.K., respectively, to liabilities arising from willful misfeasance, bad faith or gross negligence in the performance of their respective duties or from reckless disregard of their respective duties and obligations.

  In Section 9 of the Distribution Agreements relating to the securities being offered hereby, the Registrant agrees to indemnify the Distributor and each person, if any, who controls the Distributor within the meaning of the Securities Act of 1933 (the "Act"), against certain types of civil liabilities arising in connection with the Registration Statement or Prospectus and Statement of Additional Information.

  Insofar as indemnification for liabilities arising under the Act may be permitted to Directors, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS

 EXHIBIT
 NUMBER
 -------
  1.(a)  Articles of Incorporation of the Registrant. (c)
    (b)  Articles of Amendment to Articles of Incorporation of the Registrant.
          (c)
    (c)  Articles Supplementary to Articles of Incorporation of the Registrant.
          (c)
    (d)  Articles of Amendment to the Articles of Incorporation dated October
          19, 1994. (f)
    (e)  Articles Supplementary to the Articles of Incorporation dated October
          21, 1994. (f)
  2.     By-Laws of the Registrant. (a)
  3.     Not Applicable.
  4.     Form of Agreement and Plan of Reorganization between Merrill Lynch
          Balanced Fund for Investment and Retirement, Inc. and the Registrant.
          (g)
  5.     Copies of instruments defining the rights of shareholders, including the relevant portions of the Articles of Incorporation, as amended, and By-Laws of Registrant. (b)
  6.(a)  Management Agreement between Registrant and Merrill Lynch Asset
          Management, Inc. (a)
    (b)  Sub-Advisory Agreement between Merrill Lynch Asset Management, Inc.
          and Merrill Lynch Asset Management U.K., Limited. (a)
    (c)  Supplement to Management Agreement between Registrant and Merrill
          Lynch Asset Management L.P., dated January 3, 1994. (d)
  7.(a)  Class A Shares Distribution Agreement between Registrant and Merrill
          Lynch Funds Distributor, Inc. (d)
    (b)  Class B Shares Distribution Agreement between Registrant and Merrill
          Lynch Funds Distributor, Inc. (a)
    (c)  Letter Agreement between the Registrant and Merrill Lynch Funds
          Distributor, Inc. with respect to the Merrill Lynch Mutual Fund
          Advisor Program. (c)
    (d)  Class C Shares Distribution Agreement between Registrant and Merrill
          Lynch Funds Distributor, Inc. (d)
    (e)  Class D Shares Distribution Agreement between Registrant and Merrill
          Lynch Funds Distributor, Inc. (d)

 EXHIBIT
 NUMBER
  8.      None
  9.      Custodian Agreement between Registrant and Brown Brothers Harriman & Co. (a)
 10.(a)   Amended and Restated Class B Shares Distribution Plan and Class B Shares
           Distribution Plan Sub-Agreement of the Registrant. (c)
    (b)   Form of Class C Shares Distribution Plan and Class C Shares Distribution Plan Sub-
           Agreement of the Registrant. (d)
    (c)   Form of Class D Shares Distribution Plan and Class D Shares Distribution Plan Sub-
           Agreement of the Registrant. (d)
 11.      Opinion of Brown & Wood as to legality (including consent of such firm). (h)
 12.      Not Applicable.
 13.      Not Applicable.
 14.(a)   Consent of Deloitte & Touche LLP, Independent Auditors for the Registrant.
    (b)   Consent of Deloitte & Touche LLP, Independent Auditors for Merrill Lynch Balanced
           Fund for Investment and Retirement, Inc.
 15.      Not Applicable.
 16.      Powers of Attorney. (h)
 17.(a)   Declaration pursuant to Rule 24f-2 under the Investment Company Act of 1940 of the
           Registrant. (e)
    (b)   Prospectus dated February 27, 1995, and Statement of Additional Information dated
           February 27, 1995, of the Registrant. (h)
    (c)   Prospectus dated January 31, 1995, and Statement of Additional Information dated
           January 31, 1995, of Merrill Lynch Balanced Fund for Investment and Retirement,
           Inc. (h)
    (d)   Letter to shareholders of Balanced Fund.

--------
(a) Incorporated by reference to an exhibit to Pre-Effective Amendment No. 2 to Registrant's Registration Statement under the Securities Act of 1933 on Form N-1A filed on December 15, 1988 (File No. 33-22462) (the "Registration Statement").
(b) Reference is made to Article III (Sections 3 and 4), Article V, Article VI (Section 3), Article VII, Article VIII and Article X of the Registrant's Articles of Incorporation, filed as Exhibit (1)(a) to the Registration Statement; amended and restated Article VI (Sections 2, 3, 5 and 6) contained in the Articles of Amendment filed as Exhibit (1)(b) to the Registration Statement; the Articles Supplementary filed as Exhibit (1)(c) to the Registration Statement; Article V (Section 9) contained in the Articles of Amendment filed as Exhibit (1)(d) to the Registration Statement; the Articles Supplementary filed as Exhibit (1)(e) to the Registration Statement; and Article II Article III (Sections 1, 3, 5, 6 and
    17), Article IV (Section 1), Article V (Section 7), Article VI, Article VII, Article XII, Article XIII, and Article XIV of the Registration's By-Laws filed as Exhibit (2) to the Registration Statement.
(c) Filed on February 24, 1994, as an exhibit to Post-Effective Amendment No. 7 to the Registration Statement.
(d) Filed on October 18, 1994, as an exhibit to Post-Effective Amendment No. 8 to the Registration Statement.
(e) Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement.
(f) Incorporated by reference to Post-Effective Amendment No. 9 to Registrant's Registration Statement, filed on February 25, 1995.
(g) Filed herewith as Exhibit I to the Proxy Statement and Prospectus.

(h) Incorporated by reference to Registrant's initial Registration Statement under the Securities Act of 1933 on Form N-14 filed on October 13, 1995 (File No. 33-63413).

ITEM 17. UNDERTAKINGS

  (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

  (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered thereon, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS PRE-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED ON BEHALF OF THE REGISTRANT, IN THE TOWNSHIP OF PLAINSBORO, AND THE STATE OF NEW JERSEY, ON THE 20TH DAY OF NOVEMBER 1995.

                                         MERRILL LYNCH GLOBAL ALLOCATION FUND,
                                          INC.
                                                      (Registrant)

                                                 /s/ Terry K. Glenn
                                         By ___________________________________

                                             (TERRY K. GLENN, EXECUTIVE VICE
                                                      PRESIDENT)

  AS REQUIRED BY THE SECURITIES ACT OF 1933, THIS PRE-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                       TITLE                 DATE


        Arthur Zeikel*                President and Director
------------------------------------   (Principal Executive
          (ARTHUR ZEIKEL)               Officer)


      Gerald M. Richard*              Treasurer (Principal
------------------------------------   Financial and
        (GERALD M. RICHARD)            Accounting Officer)


         Donald Cecil*                Director
------------------------------------
           (DONALD CECIL)


       Edward H. Meyer*               Director
------------------------------------
         (EDWARD H. MEYER)


      Charles C. Reilly*              Director
------------------------------------
        (CHARLES C. REILLY)


       Richard R. West*               Director
------------------------------------
         (RICHARD R. WEST)


      Edward D. Zinbarg*              Director
------------------------------------
        (EDWARD D. ZINBARG)


      /s/ Terry K. Glenn                                       November 20,
*By ________________________________                            1995
 (TERRY K. GLENN, ATTORNEY-IN-FACT)

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER
 -------
 14(a)   --Consent of Deloitte & Touche LLP, Independent Auditors for the
          Registrant.
   (b)   --Consent of Deloitte & Touche LLP, Independent Auditors for Merrill
          Lynch Balanced Fund for Investment and Retirement, Inc.
 17(d)   --Letter to Shareholders of Balanced Fund.